
06014160

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Hannover Rückversicherungs AG

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4627 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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DEF 14A	(PROXY)	☐			

OICF/BY: dlw
DAT : 6/7/06

Annual Report 2005

+++ Despite historically unprecedented natural catastrophe losses in property and casualty reinsurance breakeven result for 2005 achieved +++ Life and health reinsurance shows vigorous growth and strong profitability +++ Financial reinsurance highly profitable despite sharply reduced premium volume +++ Restructuring of specialty insurance business group progressing entirely as planned +++ Policyholders' surplus +10.1% +++ Investments (excluding funds held by ceding companies) +19.4% +++ Net investment income (excluding interest on deposits) +11.8% +++ Very good earnings prospects for 2006 +++

hannover re

KEY FIGURES

Figures in EUR million	2005	+/- previous year	2004	2003 [1]	2002 [1]	2001 [1]	More on page
Results							
Gross written premium	9 668.5	+1.1%	9 566.6	11 342.9	12 463.2	11 507.5	17/66
Net premium earned	7 738.8	+2.2%	7 575.4	8 155.6	7 688.2	6 496.1	17/66
Net underwriting result	(841.4)	+105.0%	(410.4)	(234.6)	(311.1)	(878.2)	
Net investment income	1 123.7	+4.1%	1 079.9	1 071.5	928.4	945.7	45/66
Operating profit (EBIT)	122.2	(77,3%)	538.8	732.1	470.9	109.2	17/66
Group net income	49.3	(82.4%)	279.9	354.8	267.2	11.1	17/66
Balance sheet							
Policyholders' surplus	4 595.6	+10.1%	4 172.2	3 680.4	2 958.5	2 896.5	
Total shareholders' equity	2 601.0	+3.0%	2 525.2	2 404.7	1 739.5	1 672.0	65
Minority interests	556.5	+4,7%	531.3	491.8	400.4	307.8	65
Hybrid capital	1 438.1	+28.9%	1 115.7	783.9	818.6	916.7	17
Investments (incl. funds held by ceding companies)	27 526.4	+9,4%	25 167.5	22 031.1	20 305.8	19 278.0	45/64
Total assets	39 789.2	+10,0%	36 177.5	32 974.7	33 579.0	32 647.6	64
Share							
Earnings per share (diluted) in EUR	0.41	(82.3%)	2.32	3.24	2.75	0.11	11/66
Book value per share in EUR	21.57	+3.0%	20.93	19.94	17.90	17.21	12/62
Dividend	–		120.6	114.6	82.6	–	67
Dividend per share in EUR	–		1.00	0.95	0.85	–	132
Ratios							
Combined ratio (property and casualty reinsurance)	112.8%		97.2%	96.0%	96.3%	116.5%	19
Retention	80.3%		77.6%	71.9%	65.3%	61.7%	17/101
Return on investment	4.8%		5.0%	5.1%	4.7%	5.7%	
EBIT margin [2]	1.6%		7.1%	9.0%	6.1%	1.7%	
Return on equity (after tax)	1.9%		11.5%	17.1%	15.7%	0.7%	12

[1] 2001-2003 on the basis of US GAAP
[2] Operating profit (EBIT)/net premium earned

The Annual Report of the Hannover Re Group can also be obtained in German (printed version). Furthermore, the report is published in German, English and Spanish as PDF-format for downloading on the internet.

This is a translation of the original German text; the German version shall be authoritative in case of any discrepancies in the translation.

AN OVERVIEW

Gross written premium

Figures in EUR million



12 500
10 000
7 500
5 000
2 500
0
11 507.5[1]
12 463.2[1]
11 342.9[1]
9 566.6
9 668.5
2001
2002
2003
2004
2005

Net premium earned

Figures in EUR million



9 000
7 500
6 000
4 500
3 000
1 500
0
6 496.1[1]
7 688.2[1]
8 155.6[1]
7 575.4
7 738.8
2001
2002
2003
2004
2005

Policyholders' surplus

Figures in EUR million



5 000
4 000
3 000
2 000
1 000
0
2 896.5[1]
2 958.5[1]
3 680.4[1]
4 172.2
4 595.6
2001
2002
2003
2004
2005

Book value per share

in EUR



30
25
20
15
10
5
0
17.21[1]
17.90[1]
19.94[1]
20.93
21.57
2001
2002
2003
2004
2005

[1] *On a US GAAP basis*

STRATEGIC BUSINESS GROUPS

hannover re

Property and Casualty reinsurance	Life and Health reinsurance	Financial reinsurance	Specialty Insurance
hannover re	hannover life re	hannover re Advanced Solutions	hannover insurance
E+S Rück, Hannover	Hannover Life Re Africa, Johannesburg	E+S Re Ireland, Dublin	Praetorian Financial Group, New York
Hannover Re, Hannover	Hannover Life Re America, Orlando/Florida	Hannover Re Ireland, Dublin	Clarendon Insurance Group, New York
Hannover Re Africa, Johannesburg	Hannover Life Re Australasia, Sydney	Hannover Re Dublin, Dublin	Compass Insurance Company, Johannesburg
Hannover Re Bermuda, Hamilton/Bermuda	Hannover Life Re Germany (E+S Rück), Hannover	Hannover Re, Advanced Solutions Germany, Hannover	Inter Hannover, London
	Hannover Life Re International, Hannover		
	Hannover Life Re Ireland, Dublin		
	Hannover Life Re UK, Virginia Water/London		

Wilhelm Zeller
Chairman of the
Executive Board



Dear shareholders,
Ladies and gentlemen,

As you may perhaps recall, in last year's annual report I wrote that 2004 had gone down as the most expensive year of natural disasters ever recorded in insurance history. At that time we could scarcely have imagined that this negative record would last for just one year.

The news is doubtless more than familiar from the media: in late August 2005 hurricane "Katrina" laid waste to the city of New Orleans and the southern United States on a hitherto unprecedented scale. With an estimated market loss of USD 50 billion "Katrina" took over as the most expensive insured event of all time. It was accompanied by the three hurricanes "Dennis", "Rita" and "Wilma", all of which ranked high in the list of the most costly natural disasters. We were thus impacted by a devastating hurricane season – both in terms of frequency and intensity. What is more, the global insurance industry also had to cope with numerous other major claims.

So what were the repercussions of these events on your company? We had to carry a load in excess of EUR 1 billion from catastrophe losses in our retention in the year under review; the hurricanes alone cost us around EUR 800 million. This historically unparalleled burden quite literally swept away our profit. This is of course painful, but compared to most of the companies in our industry – which lost not only their profits but also, to a greater or lesser extent, capital resources – we continue to be a reinsurer of exceptional financial strength despite these extraordinary events. Just how profitable your company is these days can be measured by the fact that as recently as 2001 – the year of the terrorist attacks on New York and Washington D.C. – half the current major loss expenditure would have been sufficient to erode the entire operating profit (EBIT).

Although I am proud that your company did not suffer any capital depletion despite these historically unprecedented strains, I cannot of course be satisfied with the result. As in 2001, the Executive Board and Supervisory Board are proposing that no dividend be paid for the year under review. Perhaps you are wondering why this is. It has already been put to me on several occasions that we are still in a position to distribute a dividend. That is indeed correct. But in so doing we would diminish our capital base, and this is a critical factor in the rating agencies' assessment of our financial strength. And an above-average rating - something which we possess from both Standard & Poor's and A.M. Best - is now more than ever a prerequisite for being able to write attractive business. Consequently, I very much hope that you will understand and support our dividend proposal in the interests of ensuring a strong future for your company.

I would now like to briefly outline the development of our portfolio broken down into our four strategic business groups. For further details please see pages 16 to 44 of this report.

In *property and casualty reinsurance*, our largest business group, I have only good news to report - once we look beyond the extreme catastrophe loss situation already mentioned above. Leaving aside for a moment the development of natural catastrophe reinsurance, the performance of our other business was exceptionally favourable. Almost all segments offered us attractive opportunities to write profitable business. Rates and conditions remained on a high level; they continued to improve in some areas, most notably in the property, marine and catastrophe lines that had been impacted by the hurricanes in 2004. Yet there was no way to make up for the unparalleled burden of catastrophe losses. Nevertheless, we very quickly turned our attention in property and casualty reinsurance - as we always do - to the future: hurricane "Katrina" clearly demonstrated that the simulation models used by insurers and reinsurers for risk analysis and pricing calculations had not functioned correctly. Immediately after the loss events we therefore made appropriate modifications and incorporated safety loadings into the models. In this way we were able to adjust our accumulation control in time for the treaty renewals as at 1 January 2006 and renegotiate prices to take account of the latest insights.

I am thoroughly satisfied with the development of *life and health reinsurance*. We now rank among the largest providers in the world. Following a weaker year in 2004, we are very much back on our expansionary course in this business group. Impetus derived primarily from European markets: in the United Kingdom, for example, we wrote an increased volume of new business - especially in the area of annuity insurance. Yet in Asian markets and in South Africa too the growth trend was vigorous. We have identified special products for senior citizens as a highly promising market for the future. Unlike in the Anglo-Saxon markets, this target group has hitherto been neglected by insurers in our domestic market.

Our *financial reinsurance* business group gathered momentum again after the reduced premium income of the past two years. Particularly in the fourth quarter - i.e. following the devastating hurricanes - demand picked up for surplus relief contracts. Yet we still closed the year under review with a lower premium volume and hence reduced profitability. Bearing in mind the future growth prospects, however, I am not dissatisfied with the performance of our financial reinsurance business group.

We continued to optimise the business processes in our *specialty insurance* business group in the year under review. Having already repositioned the Clarendon Insurance Group in July with a stronger focus on niche business, we systematically raised the profile of our specialty business in the course of the year. Although the result in the year under review cannot be considered satisfactory, the trend towards a more profitable future is already clearly discernible.

I am highly satisfied with our *investment* performance. Thanks to the sustained strong underwriting cash flow the asset portfolios under our own management grew sharply and more than offset the weaker yields. In view of the favourable development of equity markets we also realised increased gains in the year under review, causing net investment income to come in slightly higher than in the previous year.

The performance of our *share*, on the other hand, was a disappointment in the year under review. The news in November that we would only achieve a break-even result as a consequence of the heavy burden of hurricane losses came as a shock to the capital market: having recorded a thoroughly satisfactory price trend in the months up to August, our share slumped briefly by more than 7% before facing down the selling pressure despite extraordinarily heavy trading volumes and ultimately regaining ground. I see this as an indicator of the fact that sufficient investors appreciate our company's true potential and make the most of such abrupt setbacks for additional purchases. Although our share failed to keep step with the international equity markets in the year under review, we did stay ahead - albeit only marginally - of our internal benchmark, the weighted "ABN Amro Rothschild Global Reinsurance Index", which includes all listed reinsurers worldwide.

What will the *current year* bring for your company? I am speaking not merely out of unshakeable optimism when I state that everything points to an excellent business development. Having felt the negative effects of an enormous catastrophe loss burden in the year under review, we can now profit - as is not unusual in the aftermath of such loss events - from further improvements in rates and conditions. As anticipated, your company again enjoyed highly successful treaty renewals in property and casualty reinsurance as at 1 January 2006; the "hard" market has been sustained. As a reinsurer with strong capital resources, we are optimally placed to share in the profitable market opportunities to the fullest extent. What is more, I am convinced that the advantageous conditions in property and casualty reinsurance will harden still further with subsequent renewal phases in the course of the year - once the market has accepted that the simulation models and hence also rates will have to be revised upwards not only for US hurricane risks but also for other peak risks such as earthquake covers.

During our treaty renewal negotiations we not only stressed pricing commensurate with the risk, however. We also scaled back peak risks as part of our proactive approach to risk management. In the context of our risk management activities we also completed another transfer of insurance risks to the capital market. This transaction enables us to protect a substantial portion of our catastrophe reinsurance portfolio while conserving our capital resources. In this way we are able not only to secure the underwriting capacity that is vital if we are to continue to profit from the attractive market opportunities; we can also keep our cost of capital low, reduce the volatility of our results and enable our shareholders to enjoy a higher return on equity.

All in all, our business prospects for 2006 are highly favourable: if the major loss experience is within the bounds of the multi-year average and provided there are no downturns on capital markets, we expect to generate a very good overall result in the current financial year. We are looking to a return on equity of at least 15 percent – equivalent to consolidated net income in the order of EUR 450 million.

My colleagues on the Executive Board and I have done everything in our power to keep your company on track in what was a difficult year. On my own behalf and that of the entire Executive Board, I thank you most sincerely for your trust – which we shall strive unceasingly to live up to. Let us all hope that this year your company's highly promising potential is at last fully realised.

Yours sincerely



Wilhelm Zeller
Chairman of the Executive Board

Wolf-Dieter Baumgartl [1)2)] Hannover Chairman	Chairman of the Executive Board Talanx AG HDI Haftpflichtverband der Deutschen Industrie V.a.G.
Dr. Paul Wieandt [2)] Königstein i. T. Deputy Chairman	Liquidator of Resba GmbH i. L.
Herbert K. Haas [1)2)] Burgwedel	Member of the Executive Board Talanx AG HDI Haftpflichtverband der Deutschen Industrie V.a.G.
Karl Heinz Midunsky Munich	Former Corporate Vice President and Treasurer Siemens AG
Ass. jur. Otto Müller [3)] Hannover	
Ass. jur. Renate Schaper-Stewart [3)] Lehrte	
Dipl.-Ing. Hans-Günter Siegerist [3)] Nienstädt	
Dr. Klaus Sturany [1)] Dortmund	Member of the Executive Board RWE Aktiengesellschaft
Bodo Uebber Stuttgart	Member of the Executive Board DaimlerChrysler AG

[1)] Member of the Standing Committee
[2)] Member of the Balance Sheet Committee
[3)] Staff representative

Details of memberships of legally required supervisory boards and comparable control boards at other domestic and foreign business enterprises are contained in the individual report of Hannover Rückversicherung AG.

EXECUTIVE BOARD

of Hannover Re



Wilhelm Zeller
Chairman
Controlling, Internal
Human Resources
Underwriting &


and Accounting;
Information Technology;
Facility Management

Price gains were the hallmark of the 2005 stock market year ...

2005 heralded a positive turnaround on international capital markets. European indices, in particular, responded to the broadly upbeat mood on the world's capital markets with strong performances. Many market bellwethers of the "Old World" thus booked double-digit price gains in percentage terms. The German stock index (Dax) closed at 5,408 points on 31 December 2005, a rise of 27.1%, and charted a new high for the year of 5,459 in the fourth quarter.

In 2005, as in the previous year, the MDax – the index for mid-caps listed on Deutsche Börse – outperformed the Dax with a gain of 36.0%. The EuroStoxx50 lagged somewhat behind the two German indices, putting on 21.3%.

Shareholding structure in %


Private investors (17)
Institutional investors (32)
Talanx (51)

... and for most insurance stocks, too

In the year under review almost all international (re-)insurance companies suffered massive inroads into their profits and in some cases also their capital resources – initially reflected in the third quarter in a negative impact on share price performances throughout the industry; by year-end, however, the German CDax for insurance stocks had come back strongly to close at +31.2%. In part this undoubtedly echoes the positive stock market sentiment, although it also speaks to the optimistic outlook for the insurance sector.

Performance of the Hannover Re share compared with standard German benchmark indices since stock market listing


in %
400
350
300
250
200
150
100
50
30 November 1994
30 March 1995
30 July 1995
30 November 1995
30 March 1996
30 July 1996
30 November 1996
30 March 1997
30 July 1997
30 November 1997
30 March 1998
30 July 1998
30 November 1998
30 March 1999
30 July 1999
30 November 1999
30 March 2000
30 July 2000
30 November 2000
30 March 2001
30 July 2001
30 November 2001
30 March 2002
30 July 2002
30 November 2002
30 March 2003
30 July 2003
30 November 2003
30 March 2004
30 July 2004
30 November 2004
30 March 2005
30 July 2005
30 Dezember 2005
Hannover Re share
Dax
CDax insurance stocks
MDax

The Hannover Re share in comparison with the weighted ABN Amro Rothschild Global Reinsurance Index


in %
120
115
110
105
100
95
90
3 January 2005
11 January 2005
23 January 2005
4 February 2005
16 February 2005
28 February 2005
12 March 2005
24 March 2005
5 April 2005
17 April 2005
29 April 2005
11 May 2005
23 May 2005
4 June 2005
16 June 2005
28 June 2005
10 July 2005
22 July 2005
3 August 2005
15 August 2005
27 August 2005
8 September 2005
20 September 2005
2 October 2005
14 October 2005
26 October 2005
7 November 2005
19 November 2005
1 December 2005
13 December 2005
30 December 2005
Hannover Re share
AA Global Reinsurance Index

The ABN Amro Rothschild Global Reinsurance Index combines all listed reinsurers worldwide. Our strategic objective is to achieve an increase in the share price which on a three-year moving average surpasses the performance of this benchmark.

The Hannover Re share: a safe haven even in turbulent times ...

Our share was unable to keep step with the outstanding performance of the European stock markets in the year under review. Although the Hannover Re share closed the year higher at EUR 29.93 – a positive overall tendency of +4.1% – it fell back from its high for the year of just over EUR 33.

The price of our share was hit hard late in the summer by the revision of our profit forecast in light of the record burden of catastrophe losses as well as by the possibility of a dividend omission. Thanks to our risk management and the above-average diversification of our portfolio, however, Hannover Re still did not suffer any capital depletion and was able to preserve its very good ratings. By year-end these factors prompted a significant rally in the price of our share, which at times moved above the EUR 30 mark.

... and no wallflower by international industry standards

Even in this difficult year the Hannover Re share outperformed – albeit by a small margin – our internal benchmark, the weighted ABN Amro Rothschild Global Reinsurance Index. Having beaten this index comfortably in 2004, our share maintained just a modest lead of +0.1 percentage points in the year under review.

In a comparison over a three-year moving average, to which we attribute crucial strategic importance, the Hannover Re share clearly outperformed our international benchmark by +6.4 percentage points.

Share still "cautiously" rated despite positive outlook

The positive outlook for the 2006 financial year has reinforced investor confidence in Hannover Re stock. Analysts currently put the price target for the Hannover Re share at around EUR 32 on average. Given a price of roughly EUR 30, the price/earnings (P/E) ratio based on the consensus profit estimate for 2006 is around 8. As at 31 December, 14 of the 31 analysts listed in Bloomberg (i.e. roughly 45%) recommended the Hannover Re share as a "buy". The extremely vigorous performance of the Hannover Re share in the early part of 2006 clearly bears out the price potential inherent in the industry and in our share.

Shareholding structure by countries (as % of free float)


France (3)
100 other countries (2)
Belgium (4)
Switzerland (5)
Luxembourg (6)
United Kingdom (14)
USA (19)
Germany (47)

Our international Investor Relations activities

Hannover Re's stock market year in 2005 was again supported by a broad range of Investor Relations activities. Our goal is to further enhance the profile of our share in the international arena and to provide capital market players with comprehensive, regular and timely information on the development of Hannover Re's business. Along with numerous roadshows in all the world's major financial marketplaces (19), various investor conferences and share forums for private investors (27), international telephone conferences (27) and visits from investor delegations and financial analysts to our offices in Hannover (33), we have held investor seminars every year since 2000. Not only that, in the financial year just-ended we regularly stayed in touch with around 2,000 contacts in the capital markets by telephone and e-mail. At our eighth "International Investors' Day" on 1 July we briefed around 60 international capital market experts on details of our Strategy Review as well as special features of our four business groups.

Analysts' opinions of the Hannover Re share


5
4
3
2
1
0
4.15
4.26
3.79
3.72
1st Quarter
2nd Quarter
3rd Quarter
4th Quarter
Sell
Underweight
Hold
Overweight
Buy

Opinion	Number	Q1	Q2	Q3	Q4
Buy	59	14	17	15	13
Overweight	34	11	10	7	6
Hold	45	9	8	16	12
Underweight	8	–	–	4	4
Sell	1	–	–	–	1
Total	147	34	35	42	36

In the Handelsblatt ranking of Investor Relations websites operated by all listed German enterprises, our online IR activities have taken top honours in both the MDax and the German insurance industry for two years in succession – 2005 and 2006. We placed in the top ten of all listed German enterprises, coming in seventh and ninth in the two years in question. This success is our incentive to keep on constantly improving: as an additional service Hannover Re recently published its "Equity Story" on its Investor Relations website and in its IR Online Magazine. Entitled "The Somewhat Different Reinsurer", this brief overview of Hannover Re from a capital market perspective is also available as a brochure.

Share information

In EUR	2005	2004	2003[1]	2002[1]	2001[1]
Earnings per share (diluted)	0.41	2.32	3.24	2.75	0.11
Dividend per share	–	1.00	0.95	0.85	–
Corporation-tax credit	–	–	–	–	–
Gross dividend	–	1.00	0.95	0.85	–

[1] *On a US GAAP basis*

International Securities Identification Number (ISIN):	DE 000 840 221 5
Ticker symbols:	Share: Investdata: HNR1 Bloomberg: HNR1.GY Reuters: HNRGn.DE HNRGn.F ADR: HVRRY
Exchange listings:	Germany Listed on all German stock exchanges and Xetra; Frankfurt and Hannover in official trading USA American Depositary Receipts (Level 1 ADR Program) OTC (over-the-counter market)
Share class:	No-par-value registered shares
First listed:	30 November 1994
Shareholding structure as at 31 December 2005:	Talanx AG: 51.2% Free float: 48.8%
Common shares as at 31 December 2005:	EUR 120,597,134.00
Number of shares as at 31 December 2005:	120,597,134 no-par-value registered shares
Market capitalisation as at 31 December 2005:	EUR 3,609.5 million
Highest share price on 7 March 2005:	EUR 32.69
Lowest share price on 22 September 2005:	EUR 26.45
Annual General Meeting:	12 May 2006, 10.30 a.m. Hannover Congress Centrum Kuppelsaal Theodor-Heuss-Platz 1–3 30175 Hannover, Germany

OUR STRATEGY
in a nutshell

As an *optimally diversified* and *economically independent* reinsurance group of above-average profitability, our overriding strategic objective is to generate *value-oriented* growth. All other goals are derived from and subordinate to this overriding objective.



After-tax return on equity
in %
20
15
10
5
0
14.3
18.0
13.9
15.9
13.5
14.0
13.1
17.1
12.7
26.0
12.5
0.7
12.3
15.7
12.2
17.1
12.1
11.5
11.7
1.9
1996 1)
1997 1)
1998 2)
1999 2)
2000 2)
2001 2)
2002 2)
2003 2)
2004
2005
Minimum
Actual

1) Based on German Commercial Code (HGB) 2) Based on US GAAP

Above-average profitability:
For us this means that we strive to be one of the three most profitable reinsurers worldwide in terms of

- return on equity and
- annual growth in earnings per share

Optimal diversification:
We seek to:
- generate maximum profits with our available equity
- by making flexible use of capital in those business groups, regions and lines that offer the highest returns

Economic independence:
For us this means:
- financing growth with self-generated profits and
- avoiding difficulties that would necessitate contributions by shareholders

Strategic objectives, principles and action fields

Strategic objectives

1. Profit target
   - Minimum return on equity of 750 basis points above the risk-free interest rate
   - Annual double-digit growth in the
     - operating profit (EBIT)
     - earnings per share
     - book value per share

     (triple 10 target)

2. Capital management
   - Capital resources geared to
     - our own risk modelling (for risk-based capital)
     - requirements of the Federal Financial Supervisory Authority (BaFin) and the rating agencies (for capital adequacy ratio)
   - Preferential use of hybrid capital and other equity substitutes
   - Rating: S&P AA- and A.M. Best A
   - Allocation of capital to areas promising the highest returns

3. Share price
   - Performance target: outperform Global Reinsurance Index
   - Target to be achieved through
     - consistent rise in profitability
     - above-average Investor Relations (IR) activities

Strategic principles

4. Investments

Preferably for
- achievement of an optimally diversified portfolio
- geographical, line-of-business and product priorities

5. Growth
- Primarily organic
- Acquisitions only in life and health reinsurance
- No equity participations in insurance enterprises

6. Invested assets
- Mix guided by continuous dynamic financial analysis and the requirements of matching currency coverage
- Minimum return: risk-free interest rate plus the cost of capital

7. Organisation and infrastructure
- Organisation
  - geared to business processes
  - is effective and efficient
  - safeguards know-how and cost leadership
- Optimal support for business processes through information and communication systems
- Accounting
  - satisfies internal and external reporting requirements
  - supports our business processes through provision of transparent and timely information

8. Human resources policy
- We offer attractive jobs for
  - ambitious
  - performance-minded employees
  - who identify with our corporate objectives
- Constant enhancement of skills and motivation
- Fostering of entrepreneurial thinking on all levels
- Delegation of tasks, authorities and responsibility wherever possible
- Management by objectives (MbO)
- Performance-related compensation

9. Enterprise and risk management
- Intrinsic Value Creation (IVC) is our central management tool
- Comprehensive risk management safeguards continued business survival

Earnings per share

in EUR



4.13
4
3.56
3.60
3.24
3.03
3
2.61
2.75
2.37
2.32
2.14
2.29
2.35
1.94
2
1.15
1.01
1.04
0.89
0.92
1
0.41
0.11
0
1996¹⁾
1997¹⁾
1998²⁾
1999²⁾
2000²⁾
2001²⁾
2002²⁾
2003²⁾
2004
2005
Target
Actual

[1] Based on German Commercial Code (HGB) [2] Based on US GAAP

Strategic action fields

10. Performance Excellence
- Holistic management system for execution of our strategy
- Systematic and continuous process of improvement supported by
- external appraisals

Our global presence

America

Hannover Rückversicherung AG
Canadian Branch - Chief Agency
Toronto, Canada

Hannover Rückversicherung AG
Canadian Branch - Facultative Office
Toronto, Canada

Clarendon Insurance Group, Inc.
New York, USA
(100.0%)

Praetorian Financial Group, Inc.
New York, USA
(100.0%)

Hannover Re Advanced Solutions US Representative Office
Itasca/Chicago, USA

Hannover Life Reassurance Company of America
Orlando, USA
(100.0%)

Hannover Re (Bermuda) Ltd.
Hamilton, Bermuda
(100.0%)

Hannover Services (México) S.A. de C.V.
Mexico City, Mexico
(100.0%)

Europe

Hannover Rückversicherung AG
Hannover, Germany

E+S Rückversicherung AG
Hannover, Germany
(55.8%)





Africa

Hannover Life Reassurance Africa Limited
Johannesburg, South Africa
(100.0%)

Hannover Reinsurance Africa Limited
Johannesburg, South Africa
(100.0%)

Compass Insurance Company Ltd.
Johannesburg, South Africa
(100.0%)

%-figures = participation
You may find the addresses of our branch offices and subsidiaries on pages 157 to 159

E+S Reinsurance (Ireland) Ltd.
Dublin, Ireland
(100.0%)

Hannover Life Reassurance (Ireland) Limited
Dublin, Ireland
(100.0%)

Hannover Reinsurance (Dublin) Ltd.
Dublin, Ireland
(100.0%)

Hannover Reinsurance (Ireland) Ltd.
Dublin, Ireland
(100.0%)

International Insurance Company of Hannover Ltd.
Bracknell/Berkshire, Great Britain
(100.0%)

Hannover Life Reassurance (UK) Limited
Virginia Water/London, Great Britain
(100.0%)

Hannover Services (UK) Ltd.
Virginia Water/London, Great Britain
(100.0%)

Hannover Rückversicherung AG Stockholm Branch
Stockholm, Sweden

International Insurance Company of Hannover Ltd. Scandinavian Branch
Stockholm, Sweden

Hannover Re Gestion de Réassurance France S.A.
Paris, France
(100.0%)

Hannover Rückversicherung AG Succursale française pour la Réassurance Vie
Paris, France

Hannover Re Services Italy Srl
Milan, Italy
(99.6%)

HR Hannover Re, Correduría de Reaseguros, S.A.
Madrid, Spain
(100.0%)

Asia

Hannover Rückversicherung AG Seoul Representative Office
Seoul, Korea

Hannover Re Services Japan KK
Tokyo, Japan
(100.0%)

Hannover Rückversicherung AG Shanghai Representative Office
Shanghai, China

Hannover Rückversicherung AG Taipei Representative Office
Taipei, Taiwan

Hannover Rückversicherung AG Hong Kong Branch
Hong Kong, China

Hannover Rückversicherung AG Malaysian Branch
Kuala Lumpur, Malaysia

Australia

Hannover Rückversicherung AG Australian Branch - Chief Agency
Sydney, Australia

Hannover Life Re of Australasia Ltd
Sydney, Australia
(77.9 %)

Economic climate

The upturn in the global economy was sustained in the year under review. The cyclical trend was robust, despite a sharp surge in energy prices.

Growth in the key US economy continued to be driven by private consumption and capital spending. Even multiple interest rate hikes by the Federal Reserve Board and the severe hurricanes failed to halt this trend.

China again constituted another reliable engine of growth for the world economy. China has provided significant impetus for several years now, particularly for world trade – although indications can already be detected that a cool-down is setting in.

Persistent sluggish domestic demand was again the hallmark of the weak cyclical trend in the Eurozone in the first half of the year. The summer of 2005, however, heralded an economic revival. Exports and domestic demand were the major drivers here, although private consumption showed only modest growth. The European Central Bank (ECB) began to tighten the reins of monetary policy with an increase of 25 basis points in key lending rates on 1 December, thereby helping to curb the smouldering inflationary risks.

In Germany too cyclical activity began to gather steam in the year under review against the backdrop of sustained vigorous expansion in the global economy. This growth has primarily been driven by exports, although modest price and cost trends in the domestic market and the depreciation of the euro were also supporting factors. Domestic demand was slow to pick up, however, and the depressed level of private consumption was still evident. Continuing high unemployment and the rise in energy prices hampered any improvement on this front.

Business development

Hurricane "Katrina" goes down as the most expensive insured loss of all time

Following a year heavily weighed down by natural disasters in 2004, we experienced another exceptionally active and costly hurricane season in the year under review. Hurricane "Katrina" alone went down in insurance history as the most expensive insured loss of all time, and hurricanes "Rita" and "Wilma" also took a significant toll on the insurance industry – and hence also on Hannover Re. These and other losses produced a net burden of catastrophe losses in excess of EUR 1 billion for our company.

By contrast, the rest of our property and casualty portfolio as well as our life and health reinsurance business developed very successfully. The record losses did indeed leave their mark on net income: in November 2005, once the overall scale of the damage from "Katrina" had become clear and after "Rita" and "Wilma" had also grown into devastating catastrophe losses, we were compelled to revise our profit forecast downwards to a merely break-even result. Nevertheless, the fact that we did not suffer any capital depletion in the face of these massive losses is a testament to the healthy diversification and quality of our portfolio. This underlines Hannover Re's significant earnings power.

Gross premium by region in %


Africa (2)
Asia (4)
Latin America (2)
Australia (4)
Germany (13)
Rest of Europe (30)
North America (45)

We have for the first time fully adopted International Financial Reporting Standards (IFRS) in the consolidated financial statement for the 2005 financial year. Figures cited for the previous year have similarly been adjusted to IFRS.

Having achieved an operating profit of EUR 538.8 million in the previous year, EBIT came in at just EUR 122.2 million in the year under review. Group net income shrank from EUR 279.9 million to EUR 49.3 million, producing earnings of EUR 0.41 (EUR 2.32) a share.

The gross premium income booked by the Hannover Re Group grew by 1.1% year-on-year to EUR 9.7 billion (EUR 9.6 billion). At 0.2% exchange-rate effects were only a minimal supporting factor in this increase. The major growth drivers in the year under review were our property and casualty reinsurance and life and health reinsurance business groups. Net premium climbed somewhat more sharply by 2.2% to EUR 7.7 billion (EUR 7.6 billion) due to the higher level of retained premium.

On the capital markets 2005 was a broadly satisfactory year. Our results were better than planned despite maintaining the defensive posture of our bond portfolio: thanks to a strong cash flow from the technical account, our portfolio of assets under own management grew to EUR 19.1 billion (EUR 16.0 billion). This enlarged volume offset the lower average yield, with the result that ordinary investment income came in higher than in the previous year at EUR 671.8 million (EUR 604.5 million). Gains of altogether EUR 272.2 million were generated on disposals in the year under review, contrasting with losses of EUR 110.0 million. The balance of profits and losses on disposals was therefore slightly lower than in the previous year at EUR 162.2 million (EUR 167.4 million). Write-downs were, however, reduced even more sharply, and extraordinary income was therefore modestly higher overall. Net investment income consequently improved on the previous year by 4.1% to EUR 1,123.7 million (EUR 1,079.9 million).

In May of the year under review Hannover Re issued subordinated debt in the amount of EUR 500 million and as a parallel move offered the holders of the EUR 350 million debt issued in 2001 the opportunity to exchange into the new bond. By way of this changeover to a more subordinated instrument with no time limit and through the issue of additional hybrid capital, we made the most of the low interest rate level and further optimised our capital base. The bond is recognised as an equity substitute by the rating agencies and by the Federal Financial Supervisory Authority (BaFin).

Equity base unscathed despite enormous loss burden

In view of the heavy losses recorded in the year under review we are proud to report that our equity base remained untouched. This achievement, combined with the fact that Standard & Poor's and A.M. Best – the key rating agencies for our industry – stood by their assessment of our financial strength with very good, above-average ratings (AA- "very strong" and A "excellent" respectively), gives us an excellent foundation for the profitable operation of our business.

Policyholders' surplus

in EUR million


5 000
4 000
3 000
2 000
1 000
0
2 896.5[1]
2 958.5[1]
3 680.4[1]
4 172.2
4 595.6
2001
2002
2003
2004
2005

[1] *On a US GAAP basis*

Retrocession, i.e. the passing on of portions of our covered risks to other (re-)insurers, continues to be a core risk management tool for our company. In this context, the reinsurance recoverables on unpaid claims reached a level of EUR 4.7 billion (EUR 4.2 billion) in the year under review. This increase was in large measure due to retrocessions of hurricane losses in the 2005 financial year. Since settlement of the receivables is for the most part of a short-term nature, we are already anticipating a reduction in 2006. As has always been the case, we attach exceptional importance to the quality of our retrocessionaires: more than 93% of the companies with which we maintain business relations have an investment grade rating of "BBB" or better from Standard & Poor's.

Our business groups

Hannover Re is active in altogether four strategic business groups: property and casualty reinsurance, life and health reinsurance, financial reinsurance and specialty insurance. In addition to the following explanatory remarks on the business development, the segmental report provided in the annual financial statement shows the key balance sheet items and profit components broken down into each business group.

Property and casualty reinsurance

Accounting for 48% of our total portfolio, property and casualty reinsurance is our largest and most significant business group. Never before has a year witnessed two such contradictory developments: on the one hand, property and casualty reinsurance suffered a historically unprecedented burden of natural catastrophe losses; on the other hand, very good opportunities opened up to write profitable business. Rates and conditions remained on a high level and even improved in some areas. This was especially true of the property and catastrophe reinsurance lines as well as the marine (including offshore) business that had been impacted by the severe hurricanes of 2004. Consequently, we were again able to profit from advantageous market conditions in the year under review.

Rates and conditions remained on a very level

Gross written premium in property and casualty reinsurance grew by 12.0% to EUR 4.7 billion in the year under review. Exchange-rate effects were merely a marginal factor at 0.3%. In view of the good quality of the business written we further increased our retention to 84.4% (83.0%). Net premium earned climbed 13.4% to EUR 3.9 billion (EUR 3.5 billion).

Gross premium by business group in %



Financial reinsurance (9)
Specialty insurance (18)
Life and health reinsurance (25)
Property and casualty reinsurance (48)

Having already absorbed heavy strains from natural catastrophes in the previous year, we faced even heavier losses in the year under review. The 2005 hurricane season was exceptionally intense, both in terms of the frequency and severity of the storms: hurricane "Katrina"

Key figures for property and casualty reinsurance

Figures in EUR million	2005	+/- previous year	2004	2003[1]	2002[1]	2001[1]
Gross written premium	4 716.8	+12.0%	4 211.1	4 787.1	6 020.0	4 938.5
Net premium earned	3 920.0	+13.4%	3 456.2	3 500.0	3 502.1	2 989.3
Underwriting result	(502.1)	(609.8%)	98.5	141.1	130.8	(481.3)
Net investment income	540.7	+22.7%	440.7	393.4	255.9	361.4
Operating result (EBIT)	(34.8)	(107.5%)	463.0	465.9	305.6	(40.6)
Group net income/loss	4.3	(98.4%)	270.7	167.0	154.1	(75.5)
Earnings per share in EUR	0.04		2.24	1.52	1.59	(0.75)
Retention	84.4%		83.0%	72.2%	62.7%	67.8%
Combined ratio	112.8%		97.2%	96.0%	96.3%	116.5%

[1] On a US GAAP basis

has become the most expensive (natural) disaster of all time, producing a market loss currently estimated at at least USD 50 billion. It was joined by three other costly hurricanes by the names of "Dennis", "Rita" and "Wilma". Not only that, the industry suffered numerous other natural disasters and major losses. The year under review thus developed into the most expensive one in history for the insurance industry, also in terms of the proportion of catastrophe losses relative to total premium income.

For Hannover Re too these loss events resulted in a hitherto unprecedented burden of natural catastrophes. Hurricanes "Katrina", "Rita" and "Wilma" alone produced a strain of EUR 797.9 million for our net account. These and other major losses – such as the winter storm "Erwin" in Northern Europe, flooding in the Alps, damage to an oil platform in the Indian Ocean, several aviation claims and floods in Mumbai, India – left us with net loss expenditure of EUR 1.0 billion (EUR 287.2 million). This figure corresponds to 26.3% of net premium, as against 8.3% in the previous year. The fact that we still achieved a combined ratio of 112.8% (97.2%) reflects the good diversification and high quality of our property and casualty reinsurance portfolio.

Percentage breakdown of gross premium income in property and casualty reinsurance by line of business



Credit/Surety (6)
Other (3)
Marine/
Aviation (17)
Casualty
(40)
Property
(34)

Leaving aside the heavy major loss burden, we were highly satisfied overall with developments in property and casualty reinsurance; we achieved good results in business with no catastrophe exposure – one reason why our combined ratio did not climb higher despite the hurricanes.

Hurricanes cause hitherto unprecedented burden of catastrophe losses

The underwriting result declined sharply year-on-year to -EUR 502.1 million (EUR 98.5 million) as a consequence of the enormous burden of catastrophe losses. Net investment income improved, on the other hand, by 22.7% to EUR 540.7 million (EUR 440.7 million) thanks to a stronger underwriting cash flow and realised gains. Below the line this was reflected in a drop

Major losses significantly in excess of the multi-year average*



in EUR million
600
500
400
300
200
100
0
62
16
95
60
28
105
341
69
102
497
240
103
472
164
126
1 775
665
149
370
225
175
83
60
175
449
287
174
2 095
1 029
235
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Major loss burden
3%
2%
12%
19%
14%
36%
6%
2%
11%
44%
1%
1%
3%
12%
6%
22%
6%
2%
8%
26%
Gross
Net
Multi-year major loss average

* 1996–2004 = 5% and 2005 = 6% of net earned premium in property and casualty reinsurance





Turbulent times

The hurricane season of 2005 broke many records. Never before were there so many tropical storms within just a few months, with fifteen of them reaching hurricane strength. Is this a sign of global warming or are we simply experiencing a climatic cycle? Ultimately it makes little difference what the underlying phenomenon is, since even a climatic cycle extends over 15 to 30 years. We are, however, safe in assuming that the storms have grown in intensity – leaving (re)insurers with an increased burden of losses. This is a challenge that the insurance industry must face up to.





of 107.5% in the operating result (EBIT), which stood at -EUR 34.8 million. Due to reduced tax expenditure the property and casualty reinsurance business group closed in positive territory at EUR 4.3 million (EUR 270.7 million), producing earnings of EUR 0.04 (EUR 2.24) a share.

Germany

All in all, the development of business in our domestic market was highly satisfactory. Industrial fire insurance suffered an appreciable increase in major claims, however, and the results booked by primary insurers were therefore only scarcely adequate. Original premiums in motor insurance fell by 2.5%, although this trend was again offset by a further decrease in the claims frequency and stable average loss costs. There were no significant developments to report in the casualty lines or in catastrophe business.

Market position in Germany expanded

On the reinsurance side satisfactory rates and conditions were obtained in the year under review; no softening was observed on the market, and we were therefore able to achieve our forecast profit target.

Aside from these favourable market conditions, however, it was first and foremost our above-average financial strength that enabled us to further expand our position as one of the leading reinsurers in Germany in the year under review. This was due not least to the acquisition of new customer relationships. In addition to newly acquired business, we were also able to increase our participations under long-standing accounts, thereby enlarging our market share still further.

Our subsidiary E+S Rückversicherung AG, which operates exclusively in the German market, is a highly valued partner thanks primarily to its excellent financial standing and the continuity of its customer relationships. E+S Rück now ranks second in the German market, the second-largest non-life reinsurance market in the world.

Although there were signs of a rate decline in industrial fire and fire loss of profits insurance, we were able to write profitable business in what are important lines for our company. This was also true of our largest line, namely motor third party liability insurance. We thus generated a positive underwriting result.

Geographical breakdown of property and casualty reinsurance in % of gross premium income


Latin America (2)
Africa (2)
Australia (2)
Asia (6)
North America (40)
Germany (12)
United Kingdom (17)
Rest of Europe (19)

A limitation of liability to EUR 100 million under the original policies has now become established in motor third party liability insurance in Germany. It is therefore gratifying to note that our portfolio of policies providing unlimited coverage continues to shrink. General third party liability business developed very favourably, with prices remaining stable.

Although rates for catastrophe business initially came under pressure in the year under review, further erosion was prevented. Here too the severe hurricanes in the United States had favourable pricing implications.

Personal accident products with assistance benefits, which we had revamped last year in cooperation with a number of primary insurers and another cooperation partner, have established themselves successfully on the market. These products feature a range of assistance benefits that our clients make available to their policyholders who are in need of help after an accident, including for example the provision of a household emergency call system, a "meals on wheels" service or accompaniment on trips to the doctor or official agencies.

Credit and surety insurance was notable for a continued high level of insolvencies due to the depressed state of the economy. Yet the insurance industry was again able to divorce itself from the protracted adverse credit cycle. Insurers achieved low loss ratios on the basis of their restrictive underwriting policies and thanks to a limited loss burden. These favourable conditions were similarly reflected on the reinsurance side. The established reinsurers wrote higher shares. As had been seen in the previous year, second- and third-tier reinsurers as well as the Bermuda-based players increasingly forced their way into the market, albeit without any appreciable pressure on conditions. In view of the satisfactory results posted by reinsurers in the previous year, ceding companies tried to obtain improvements – sometimes substantially so – in reinsurance terms and conditions. For the most part, however, we were able to withstand this pressure in the 2005 treaty renewals.

Thanks to the favourable market climate, we were able to consolidate and indeed increase – in term of profitability – our market share in credit and surety reinsurance. E+S Rück is the third-largest provider in this line. The only major loss to report in the year under review was the insolvency of a construction firm, which impacted our account to the tune of around EUR 10 million.

Highly satisfactory developments in the credit/surety, marine and aviation lines in Germany

Marine and aviation business continued to develop highly satisfactorily in the year under review. Marine business in the primary market came under pressure, and softening tendencies can be detected here. For reinsurers, however, the market environment was very largely stable. Rates and conditions remained relatively constant. Only in aviation reinsurance did prices continue to retreat. Our market share in aviation business, which we had again considerably enlarged in 2004, remained stable in the year under review.

Percentage breakdown of gross written premium in Germany by line of business


Credit/surety (6)
Other (1)
Personal accident (6)
Aviation/ marine (7)
Property/ casualty (54)
Motor (26)

Rest of Europe

United Kingdom and Ireland

Rates in the primary insurance sector came under moderate pressure in the United Kingdom and Ireland. Although this could be felt across all lines of business, it was particularly appreciable in difficult liability lines such as directors' and officers' (D&O) and professional indemnity covers.

The state of the reinsurance market, on the other hand, was stable. In property and casualty business, and especially in the motor third party liability segment, we were able to obtain slightly improved rates. Although not directly impacted by the hurricanes, property catastrophe business also saw modestly higher prices.

As in the previous year, the property business written on the London Market was hard hit by hurricane losses in the USA in the year under review. As a positive effect of these natural disasters, however, it was possible to push through significantly higher rates and markedly better conditions.

The London Market is also a prominent centre for the underwriting of marine and aviation risks. Given the surplus capacity prevailing in this sector, rates in aviation insurance – as previously mentioned – softened further by up to 15% compared to the previous year. Surplus capacities on the reinsurance side are limited, however, by the fact that ceding companies still attach considerable importance to their reinsurer's financial standing. Following an initial decline in rates, price increases of as much as 10% were obtained in the aftermath of the severe hurricanes.

Exceptionally high loss burden in international marine reinsurance

We wrote risks selectively and guided by strict profitability considerations, and we moderately reduced our volume. Hannover Re nevertheless remains one of the market leaders in aviation reinsurance. We continued to improve the diversification of our portfolio, thereby further scaling back the dominant role played by fleet business. All in all, the performance of our aviation reinsurance portfolio was thoroughly satisfactory. We were not affected by any exceptional major loss events in the year under review.

In marine business, too, we rank as one of the foremost reinsurers on the London Market. In this area both the insurance and reinsurance markets have come under increasingly exacting supervisory requirements. Most notably, the UK regulator – the Financial Services Authority (FSA) – has imposed very strict standards on the capital adequacy of enterprises with a view to precluding any risk of insolvency. These standards also apply to the other lines of business.

Drilling platforms in the Gulf of Mexico heavily damaged by hurricanes

In marine reinsurance our primary emphasis continued to be on consolidating our portfolio. The rate level improved considerably in the wake of hurricane "Ivan" in 2004, which was by far the largest ever loss incurred in marine business. We again concentrated on writing more profitable non-proportional business. Our proportional acceptances are limited to just a few lines, such as offshore business and war risks. Facultative business is written on a purely opportunistic basis.

The year under review saw exceptionally severe losses in marine insurance; in addition to a major claim involving an oil platform in the Indian Ocean, we incurred extremely heavy loss expenditure from hurricanes "Katrina" and "Rita". As had been the case last year with "Ivan", the hurricanes swept across the Gulf of Mexico and caused severe damage to the drilling rigs located there. What is more, we suffered a substantial loss burden as a consequence of the subsequent business interruption covers. In this line too, however, the hurricanes also had a positive side: they prompted significant price rises in marine reinsurance, and we therefore expect to quickly recoup the strains incurred in the year under review.

Percentage breakdown of gross written premium in the United Kingdom by line of business



Personal accident (1)
Motor (2)
Credit/surety (1)
Other (7)
Aviation/marine (54)
Property/casualty (35)

Western and Southern Europe

Since 2004 the *French* insurance market has been subject to closer regulatory supervision. In view of a drop in the number of automobile accidents, the government sought to bring pressure to bear on insurers in the year under review to lower prices in motor business. We view this with a certain degree of concern, since – while the number of accidents is falling – spending on seriously injured victims of traffic accidents has risen dramatically, causing reinsurers' results to deteriorate sharply. Even though major inroads are unlikely, it must be anticipated that original rates will at least see a symbolic reduction.

Hannover Re is the third-largest provider of reinsurance coverage in France. The bulk of our business is written with small and mid-sized insurers. We have consistently enlarged our portfolio in all lines, including in personal accident insurance – where we rank as market leader. Our involvement in builder's risk insurance has also been expanded. Unlike in Germany, insurance for structural defects is mandatory in France for a period of ten years. Good results are anticipated in this line. Both here and in personal accident business we are by and large satisfied with the rate level.

In the *Benelux countries* we successfully defended our market share and even enlarged it in certain lines. Our business in *Belgium* developed according to plan, both in the motor and workers' compensation lines. We acquired new clients in facultative and treaty reinsurance alike. In the *Netherlands* we were able to cultivate and expand business with our target clients, the mutual insurance societies. We also stepped up our involvement with large insurance groups. Low-margin proportional treaties were further scaled back in favour of more profitable non-proportional business, especially in the motor third party liability sector. All in all, rates on the Dutch market remained stable and the loss situation was highly favourable. As in the previous year, for example, the frequency of fire claims in 2005 was again relatively low.

The *Italian* non-life market recorded its weakest premium growth of the past decade at around just 2.5% in the year under review. This was attributable to the sluggish state of the Italian economy. With the aid of clear customer and market segmentation, however, we were still able to generate modest volume increases in our preferred lines without jeopardising the profitability of our portfolio. In this context, Hannover Re continued to restructure its portfolio in the year under review by replacing proportional business with non-proportional arrangements. As in other markets, the financial standing of reinsurers is becoming an increasingly important factor in Italy. With our above-average rating we were therefore a highly sought-after partner.

All in all, we were again able to profitably expand our market position in Italy, where we rank fourth in the non-life reinsurance market. No significant major losses were incurred in any of our lines of business.

Northern Europe

Hannover Re is very well positioned in the Northern European market. As before, we rank among the most prominent reinsurers and are a desirable partner thanks to our expertise and very good ratings. Once again, we were able to profitably enlarge our premium volume in the Northern European market.

Business results in Europe highly satisfactory

Denmark is our largest market in Northern Europe. Our strategy here was to continue expanding business with our target clients – the Danish mutual insurers – and consolidate our market leadership. We achieved this objective.

On the claims side the situation was less favourable: both Denmark and *Sweden* were hard hit by winter storm "Erwin". In total, we incurred a strain running into the lower double-digit million euros in connection with this event. As a further factor, property business in Sweden was impacted by a number of fire losses.

Eastern Europe

The Eastern European markets continued to grow at an above-average pace in the year under review. Although original rates in property insurance declined in all Eastern European countries, the hard market on the reinsurance side was sustained. Overall, the rate level held stable in the property lines and in motor third party liability insurance.

We continue to conduct our business on an opportunistic basis with a focus on profitability. With this in mind, a particularly notable success was the enlargement of our premium income despite the fact that we reorganised our portfolio even more heavily in favour of more profitable non-proportional treaties at the expense of high-volume, low-margin proportional business.

The severe flooding in *Bulgaria* and *Romania*, which caused considerable economic losses, did not give rise to any appreciable major claims for the insurance industry due to the low insurance density.

North America

US market again overshadowed by a costly hurricane season

Until the end of the second quarter of 2005 the state of the American primary insurance market was exceptionally healthy. It was only the severe hurricanes of the third and fourth quarters that took a heavy toll on insurers' capital resources – especially among those companies that had concentrated primarily on private customer business. Premium trends had been flat as a consequence of the continuing fierce level of competition, but in property insurance they began to climb thanks to rising rates after the hurricane season. Original rates in casualty business, on the other hand, declined somewhat.

The investigations launched by the New York Attorney General continued to make waves on the US insurance market in the year under review. As a consequence of these probes and the Sarbanes-Oxley Act to promote enhanced transparency of financial reporting, the insurance industry witnessed a number of balance sheet revisions and resignations by prominent corporate managers.

Following on the heels of last year's heavy losses, the US market was once more overshadowed by a historically unprecedented and highly costly hurricane season. The hurricanes set new records – both economically and meteorologically. Hurricane "Katrina" alone caused a market loss of at least USD 50 billion and thus went down as the most expensive insured loss of all time.

For reinsurers the year under review posed a special challenge: on the one hand, the exacting capital adequacy standards – including those imposed by the rating agencies – required the combined ratios for catastrophe-exposed parts of the portfolio to remain well below 95%. On the other hand, the industry found itself facing historically unparalleled hurricane losses that put the desired combined ratios beyond reach. A not insignificant number of reinsurers were compelled to report a net loss and had to turn to the capital market to replenish their equity base.

Major upheavals in the reinsurance market were a hallmark of the year under review in North America, in some cases with favourable repercussions for our company: on the one hand, the wave of consolidation reached new heights with the impending merger between major competitors. This opened up further business opportunities for us through the broker market. On the other hand, several new reinsurers were established in Bermuda – in response to the hurricanes –, thereby providing additional capacity for catastrophe covers.

North America is by far Hannover Re's largest and most important market. Following the events of 2001 we had substantially expanded our market share and by 2003 we were already the largest US reinsurer transacting its business through brokers. In the previous year we slightly scaled back our business volume on account of softening in the market. With almost all our clients we nevertheless rank among the group of leading reinsurers that are in a position to influence coverage terms and conditions.

In accordance with our anticyclical underwriting policy, our strategy is to reduce our premium volume as the market softens. In the year under review we therefore identified those business segments that no longer offered sufficiently attractive profitability and wrote smaller shares and/or stopped writing new business. This flexible approach has been made possible by the expanded market position that we have cultivated over the past five years and the better appreciation that our clients consequently have of our underwriting policy. Our cedants accept that we scale back market shares in less profitable lines and reduce peak exposures under catastrophe covers – where necessary – while at the same time stepping up our market penetration in appealing mid-sized customer segments.

Percentage breakdown of gross written premium in the USA by line of business



Credit/surety (3)
Other (2)
Aviation/ marine (8)
Motor (8)
Property/casualty (79)

In property insurance the extraordinarily intense hurricanes have prompted a particularly marked rate trend that will continue well into 2006. While many cedants have responded with substantial premium increases in their property insurance business, some have withdrawn entirely from hurricane-exposed regions. Hannover Re continues to stand by its clients for the coverage of catastrophe risks; nevertheless, we have optimised our own accumulation situation and have somewhat restricted our catastrophe exposure in coastal regions.

Our underwriting policy in the casualty sector is geared predominantly towards non-proportional acceptances. We have maintained only a small number of proportional treaties under which we can expect adequate profitability. In addition to offering more attractive rates, improved accumulation control also encourages the writing of non-proportional business. Based on our very good ratings and our clients' positive assessment of our financial strength, we are one of the few reinsurers that ceding companies also approach for the placement of long-tail casualty risks. We were therefore again able to write such treaties highly selectively in the year under review and generate attractive business.

Market shares in less profitable lines reduced

Thanks to our conservative reserving policy and our reduced participation in soft market years, we again had no need on balance to establish additional reserves for past underwriting years.

Credit and surety reinsurance remained an exceptionally hard market, and we thus enjoyed some highly inviting business opportunities. Hannover Re ranks among the market leaders in this line. As in the past, the US market is dominated by surety business, and both growth and profitability were highly satisfactory. These lines were in large measure spared any loss events associated with the hurricanes, and from an overall perspective too credit and surety reinsurance did not witness any spectacular major losses in the year under review.

Our primary focus in marine reinsurance was the consolidation of our portfolio. While we write a relatively broadly spread portfolio in the non-proportional sector, we concentrate our proportional treaty acceptances on just a few lines (e.g. offshore) and work together with providers of niche products. Facultative business is written on a purely opportunistic basis. In North America too marine business posted heavy losses in the year under review. Most notably, hurricanes "Katrina" and "Rita" inflicted serious damage on oil facilities in the Gulf of Mexico. Particularly in this region, therefore, we shall respond by reducing our natural catastrophe aggregate.

Very good rating gives access to long-tail casualty business

In the year under review our clients once again gave us top marks in major market surveys. A study conducted by the highly respected Flaspöhler Group in the United States puts Hannover Re among the three best reinsurers on the North American market. This result is all the more remarkable because – unlike its competitors – Hannover Re writes its US non-life business from



When the earth moves

On 18 April 1906 a devastating earthquake reduced the Californian city of San Francisco to rubble. The destruction was total because the earth tremors were followed by a massive conflagration. Hundreds perished, and the insured losses – in today's proportions – amounted to around USD 40 billion. This event was the first major challenge for the international (re)insurance industry.

The terrible earthquake of October 2005 in Kashmir was a human tragedy that left more than 80 000 dead and impacted one of the poorest regions in the world. Unlike the severe earthquakes suffered by the United States and Japan in the 1990s, however, the insured losses were not significant.



Hannover through brokers and thus enjoys far less direct contact with ceding companies. Taking the brokerage market in isolation, Hannover Re is ranked as the undisputed number one reinsurer in North America.

Other international markets

Hurricane "Wilma" leaves its mark on Mexico too

Latin America

Mexico, Colombia, Venezuela, Ecuador and *Argentina* continue to be Hannover Re's most important markets in Latin America. These countries anticipate growth in gross domestic product of between 4% and 10% in 2005.

In property business the market was in a tense state throughout the region until hurricane season, with rates tending downwards. This situation brightened in the wake of the hurricanes, especially in Mexico but also in other areas, and reinsurance conditions improved. Our results were nevertheless heavily overshadowed by the effects of hurricane "Wilma".

In some motor insurance markets insurers achieved double-digit growth rates; this tendency was fostered by more stable exchange rates and lower consumer credit interest rates.

Overall, in accordance with our strategic objectives, we further expanded our profitable non-proportional portfolio.

Hannover Re Africa posts gratifying result

Africa

On the African continent *South Africa* is Hannover Re's most important market. We are represented in Johannesburg by our subsidiary, Hannover Re Africa.

The South African insurance market was characterised by marked softening tendencies and declining margins in the year under review. The reinsurance industry, however, escaped substantially unscathed thanks to relatively solid discipline among the market players.

We write the bulk of our reinsurance business in South Africa as excess of loss covers, accepting only specialty business on a proportional basis. In the other African markets our strategy is to scale back non-proportional commitments; this goal can, however, only be achieved incrementally since bouquets are very much the norm on the African market.

All in all, our premium volume contracted slightly – for the most part in casualty business. This was attributable to the fact that the largest provider of general liability and professional indemnity covers raised its retention in the year under review, hence leading to a reduction in our share.

The claims situation was satisfactory in the year under review. An earth tremor and hailstorm were, however, reminders of the considerable catastrophe exposure in southern Africa. The burden of losses for reinsurers from this year's events was nevertheless minimal.

Hannover Re's clear strategic positioning and disciplined underwriting policy were reflected in highly satisfactory loss ratios for gross and net account and a thoroughly gratifying performance.

Asia

By far Hannover Re's largest market in Asia is *Japan*. In this country we enjoy the status of so-called "core reinsurer" with most of the major insurers. For our Japanese clients we write both proportional business and excess of loss covers.

Natural catastrophe reinsurance, our most important single line, is written primarily on a non-proportional basis. Following the heavy windstorm losses of 2004 it was possible to obtain appreciable rate increases for non-proportional covers in the year under review. Treaties that had suffered little or no impact from the typhoons saw minimal increases or unchanged rates. Nevertheless, reinsurance terms and conditions for windstorm events and commissions for proportional treaties both showed improvements. More beneficial for reinsurers than the price increases was the fact that – in the aftermath of the heavy losses in 2004 – demand for additional windstorm covers increased among Japanese insurers as they sought to better protect their peak exposures.

Our reinsurance business in Japan developed very favourably overall; leaving aside a few treaties with overseas covers, most notably in relation to business interruption, we did not incur any significant major losses in the year under review. Indeed, it may be noted that business interruption losses have generally increased in recent years – a reflection of the growing complexity of production and supply processes.

In the Southeast Asian market we are one of the five largest providers of reinsurance protection. In the year under review we maintained our focus on profitable, non-proportional acceptances. This region once again fell victim to natural disasters that cost thousands of lives. The devastating earthquake of 8 October in Kashmir, which left more than 80,000 dead, was the greatest natural disaster in *Pakistan's* history. Owing to the poverty in this region the event was a human tragedy, but not a major insured loss. A further natural disaster befell *India*: flooding in Mumbai caused total insured damage currently estimated at around EUR 850 million; for Hannover Re this major loss represents a net strain of some EUR 6 million.

The hallmark of business in *Taiwan* was rate erosion in the primary sector, which also had implications for the results posted by reinsurers. We continued to optimise our portfolio structure in the year under review and concentrated more heavily on the personal accident and general liability lines – with a preference for excess of loss covers. A sizeable fire loss produced a strain in the low single-digit millions for our account. No significant natural disasters were recorded.

Exceptionally gratifying result in Asia

Despite the soft state of the insurance market in Hong Kong, terms and conditions for our company – as a reinsurer – were satisfactory. Although competition in the casualty sector is growing, the past three years have been very profitable for our company – especially in the workers' compensation and motor third party liability lines. No major losses were reported in the year under review.

China remains a target market for the international insurance and reinsurance industry, and competition is correspondingly fierce. We are keeping a very close eye on this market. Although Hannover Re does not have a local license to transact business in China, we maintain good business relations with Chinese insurers. We intend to step up our involvement in this market as soon as rates reach an adequate level.

All in all, we are exceptionally satisfied with our results in Asia.

Australia, New Zealand

The reinsurance market in Australia and New Zealand again developed highly satisfactorily in the year under review. Although original rates came under pressure, the repercussions for the reinsurance market were only slight. Rates in non-proportional casualty business held steady, while in catastrophe insurance rate reductions could be observed up until the treaty renewals as at 1 July. Here too, though, the natural catastrophe events in the USA made themselves felt: even on loss-free programmes price increases were pushed through in the treaty renewals as at 1 October 2005. The market did not suffer any significant loss events.

In general terms, reinsurers with very good ratings continued to be highly sought-after in Australia in the year under review, and Hannover Re was able to profit accordingly. We attach considerable importance to long-term customer relationships, although not at the expense of profitability. Our aim in the year under review was once again to enlarge our share of non-proportional business and scale back proportional acceptances – a goal which we succeeded in achieving. Hannover Re was very satisfied with the performance of its portfolio in the year under review.

Life and health reinsurance

Excellent results in life and health reinsurance

Demographic trends throughout the world are constantly influencing the ratio of actively employed to those in retirement – a development that can be observed not only in the developed markets of Europe or the Anglo-Saxon economic sphere but also increasingly in the up-and-coming countries of Asia and Latin America. This has had a considerable – and now irreversible – impact on the dynamics of provision for old age and surviving dependents, the field in which life and health insurers conduct their business.

The tax law provisions that came into effect in Germany on 1 January 2005 to a large extent abolished the preferential status long enjoyed by traditional endowment insurance, while at the same time making annuity insurance even more attractive to consumers from the tax standpoint. All in all, though, a marked drop in demand – for many German life insurers back to the level of 2002 and 2003 – can be observed since the boom of 2004.

In the international arena the signs continue to point to long-term growth that should extend to all areas of life and health reinsurance (life, annuity, health and personal accident). Annuity and health insurance products are likely to profit most from the secular demographic trends and should constitute the primary driver of growth for many life insurers in the years to come.

Breakdown of gross premium by business centers in % (before consolidation)


HLR UK (6)
HLR Africa (3)
HLR Australasia (9)
HLR International (32)
HLR Germany (E+S Rück) (16)
HLR Ireland (17)
HLR America (17)

Hannover Life Re – the international life and health reinsurer

The life and health reinsurance business group within the Hannover Re Group is responsible for the international reinsurance of life, annuity and health business and also handles the reinsurance of personal accident risks to the extent that these are written by life insurers.

In the interests of a consistent market presence we operate – in addition to our Home Office in Hannover – an international network of altogether 18 subsidiaries, branches and service offices on all five continents under the proprietary brand name of Hannover Life Re.

Geographical breakdown of life and health reinsurance as % of gross premium


France (3)
Asia (3)
Latin America (2)
Africa (3)
Rest of Europe (9)
North America (28)
Australia (12)
Germany (18)
United Kingdom (22)

Our Home Office in Hannover – in its role as Hannover Life Re International – fulfils a dual function: it transacts our business in foreign markets such as France, Scandinavia and Asia and serves as a central risk manager for the Hannover Life Re network and retrocessionaire for the foreign life subsidiaries.

In this context we placed a securitisation of life insurance risks with a volume of EUR 100 million in the fourth quarter of the year under review; the portfolio selected for this transaction was comprised of several years of unit-linked life policies from Germany and Austria. This transaction demonstrates that "embedded value" is more than just an actuarial measure. It constitutes the present value of future earnings and expenses from the portfolio and can be traded on attractive terms in a market which is only just opening up.

Development of premium income

Growth impetus primarily from Europe

Gross written premium surged 11.4% year-on-year to EUR 2.4 billion in the year under review. This growth derived first and foremost from the European markets; we were able to write an increased volume of new business in this region, especially in the case of annuity policies in the United Kingdom. The South African and Asian markets are also generating dynamic rates of premium growth.

The level of premium retained by Hannover Life Re continued to rise in the year under review, reaching an all-time high of 92.8%. Net premium earned consequently climbed 15.4% to EUR 2.3 billion (EUR 2.0 billion).

The portfolio mix remained virtually unchanged; the proportion of total premium income generated by our preferred lines of life and annuity stood at an attractive 82%.

The devastating hurricanes "Katrina", "Rita" and "Wilma", which left a trail of destruction along coastal regions of the United States and Mexico in the year under review, had no impact on Hannover Life Re's portfolio. This is again a clear indicator of the fact that there is no significant correlation between life and health reinsurance and property and casualty reinsurance.

Results

Hannover Life Re's performance is primarily determined by four factors:

- development of the biometric risks of mortality, morbidity and longevity,
- development of the risk associated with the persistency of the business in force and of the credit risk associated with the ceding company,
- ordinary and extraordinary investment income,
- our own administrative expenses.

Key figures for life and health reinsurance

Figures in EUR million	2005	+/- previous year	2004	2003[1]	2002[1]	2001[1]
Gross written premium	2 425.1	+11.4%	2 176.6	2 276.3	2 471.5	2 371.0
Premium deposits	308.1	(1.1%)	311.4	257.9	255.8	289.0
Gross premium incl. premium deposits	2 733.2	+9.9%	2 487.9	2 534.2	2 728.3	2 660.0
Net premium earned	2 257.6	+15.4%	1 956.3	1 936.3	2 142.3	1 740.3
Premium deposits	274.5	+2.7%	267.2	213.4	115.2	129.0
Net premium incl. premium deposits	2 532.1	+13.9%	2 223.5	2 149.7	2 257.5	1 869.0
Investment income	275.3	+24.2%	221.6	179.4	268.4	196.8
Claims expenses	1 415.2	+16.7%	1 212.6	1 270.4	1 218.7	1 066.0
Expenses for benefit reserves	258.0	+7.0%	241.2	297.8	574.1	298.0
Commissions	684.1	+16.0%	589.6	414.4	453.0	460.3
Own administrative expenses	59.3	+6.1%	55.9	44.9	56.6	32.5
Other income/expenses	(23.1)		(2.0)	13.8	(34.5)	–
Operating result (EBIT)	93.1	+21.5%	76.7	61.0	48.5	50.5
Group net income	59.6	+56.7%	38.0	46.6	30.0	23.2
Earnings per share in EUR	0.49		0.32	0.43	0.31	0.24
Retention	92.8%		90.2%	85.1%	86.9%	74.0%
EBIT margin[2]	4.1%		3.9%	3.2%	2.3%	2.9%

[1] *On a US GAAP basis*
[2] *Operating profit/net premium earned*

The biometric risk of mortality developed satisfactorily overall, albeit with regional differences as in the previous years: the results in Europe and Asia ranged from good to very good, while the experience in the USA fell somewhat short of expectations. In the major South African and Australian markets we recorded a number of mid-sized claims with sums insured of up to EUR 3 million. Our actuarial analyses indicated that these were of a random nature, however, and did not indicate a trend shift.

There was no change in the gratifying development of the morbidity risk, which has a bearing on the disability, critical illness and health lines; this was especially true of the US health market, where we concentrate on special covers for senior citizens and sectoral (e.g. dental) covers in group business.

The longevity risk has for many years been of greatest relevance to the business that we write in the UK market: acceptances of enhanced annuities (for persons with a reduced life expectancy) were in life with our projections in this market.

The risk associated with the persistency of the in-force reinsured portfolios as well as the credit risk associated with the cedant are of primary importance for the financing transactions that we write in numerous European markets, the USA, South Africa and Asia. With one exception (death benefit insurances in the USA), the actual results in this area were in line with our projected calculations. This gratifying experience can be attributed in part to our prudent selection and analysis of ceding companies.

Lean structures and processes are the key to the cost situation

Lean structures and processes are the key to Hannover Life Re's cost situation. The administrative expense ratio stood at just 2.6% in the year under review, a level well below that of comparable competitors.

The operating profit (EBIT) generated in life and health reinsurance of EUR 93.1 million surpassed the previous year's figure (EUR 76.7 million) by 21.5%. The EBIT margin, calculated as a quotient of the operating profit (EBIT) and net premium earned, stood at 4.1%. Group net income climbed by a substantial 56.7% to EUR 59.6 million (EUR 38.0 million). This was equivalent to earnings of EUR 0.49 (EUR 0.32) a share.

Operating profit (EBIT) climbs 21.5%

The regional development of our business is summarised below:

Germany

Following the tax-induced boom of the previous year, the German life insurance market experienced a marked decline in new business and a shift towards traditional and unit-linked annuity products in the year under review. As a further factor, sales structures had to be modified in line with the new EU Mediation Directive.

This new requirement has had particularly far-reaching implications for the marketing channel served by brokers and multiple agents, where new standards concerning not only liability but also transparency and the sales process must be satisfied.

Within the Hannover Life Re organisation the German life and health insurance market is handled by E+S Rück. We extended our market penetration here and currently maintain reinsurance relationships with 34 German cedants. Premium income from the German market climbed to EUR 428.7 million in the year under review; the underwriting result was again highly favourable thanks to a good claims experience and satisfactory persistency of the in-force reinsured portfolios.

Rest of Europe

United Kingdom

In the United Kingdom, Europe's largest life reinsurance market, Hannover Life Re writes its business through three business centers in accordance with a local marketing approach.

Strong premium growth in the United Kingdom

Our UK subsidiary Hannover Life Re UK based in Virginia Water near London bears responsibility for traditional reinsurance acquisition activities. The company assumes conventional risk-oriented business – mortality and critical illness – in close cooperation with its Irish affiliate Hannover Life Re Ireland in Dublin. The company is also active in the bancassurance sector and has for many years administered a portfolio of modest annuity policies on behalf of a major British bank.

Hannover Life Re International, Hannover, also operates in the UK market as a specialist reinsurer for enhanced annuity programmes. Our business in this line enjoyed an appreciable resurgence in the year under review thanks to a major account that we succeeded in acquiring in the autumn of 2004.

Total gross written premium in the United Kingdom increased by 45.6% year-on-year to EUR 535.4 million (EUR 367.8 million); of this amount, EUR 183.4 million was attributable to Hannover Life Re UK and EUR 352.0 million to Hannover Life Re Ireland as well as Hannover Life Re International. The United Kingdom thus ranks ahead of Germany, France and Italy as our most important life market in Europe.

The risk experience for mortality and critical illness was gratifying in the year under review. We continue to monitor closely the run-off of a former major client's terminated portfolio of enhanced annuities; our analyses indicate that run-off of the portfolio – containing over 20,000 policies – is progressing on a solvent basis and according to plan.

Hannover Life Re UK achieved an operating profit (EBIT) of EUR 13.5 million (EUR 10.2 million), corresponding to an EBIT margin of 19.1% on the company's net premium earned. Net income after tax totalled EUR 9.2 million (EUR 7.0 million).

Ireland

Results in Ireland better than anticipated

Our Irish subsidiary Hannover Life Re Ireland writes treaty business on a worldwide basis, although predominantly in the USA, UK, Canada and South Africa. Under transactions that involve a full risk transfer the company is able to make the most of the tax and other advantages associated with its Dublin location so as to design attractive, bespoke reinsurance solutions for our clients.

The results posted by Hannover Life Re Ireland were better than anticipated in the year under review. Gross premium income grew by 43.7% to EUR 498.6 million (EUR 346.9 million), while net premium earned amounted to EUR 455.7 million (EUR 291.0 million).

The operating profit (EBIT) was on a par with the previous year at EUR 15.0 million. Net income totalled EUR 13.3 million (EUR 10.5 million).

Hannover Re boosted the paid-up shareholders' equity of Hannover Life Re Ireland by EUR 65.0 million in December 2005 in order to reinforce the company's capital base for the long term.

France, Italy, Spain and Arab countries

In the Romance-speaking countries we operate through our life branch in Paris and service offices in Milan and Madrid, principally in the areas of bancassurance and pension funds. We also concentrate on distribution through brokers and financial advisors.

In addition, our Paris branch bears responsibility for Near Eastern and Arab markets as well as French-speaking Canada.

The gross premium volume from these regions amounted to EUR 180.3 million (EUR 204.8 million). Results continued to be highly gratifying.

Scandinavia, Israel and the markets of central Eastern Europe

Responsibility for these markets rests with our Stockholm branch, which concentrates on risk-oriented individual and group life business as well as bancassurance relationships. It also assumes the financing of acquisition costs for subsidiaries of a major Swedish insurance group.

Gross premium from this region was roughly unchanged from the previous year at EUR 40.8 million. The bulk of the business (EUR 20.9 million) was attributable to Swedish cedants, followed by Norway (EUR 10.3 million) and Israel (EUR 6.3 million). We were able to strengthen our position in the Finnish market and in the Baltic countries.

Results in the year under review were again gratifying, and the financing transactions written showed the projected positive development.

North America

The North American market is served by our subsidiary Hannover Life Re America based in Orlando/Florida. It concentrates on block assumption transactions (BATs), Medicare Supplement covers for seniors and facultative risks from the Latin American markets. In addition, the office on Long Island/New York writes special group business.

We continue to operate only on a highly selective basis in individual term insurance, which for most of our competitors constitutes the main sphere of activity in the US market.

Gross premium income in the year under review amounted to EUR 495.0 million – a modest decline of 3.6% compared to the previous year (EUR 513.3 million). Net premium earned also contracted slightly to EUR 217.5 million (EUR 228.0 million).

Results varied: while the performance of block assumption transactions in life business and of Latin American risks was very good, Medicare Supplement covers suffered under increasing competition on the US market. The profit margin for these treaties declined somewhat, although the level is still satisfactory.

For Hannover Life Re America too results in the year under review proved to be better than expected. The operating profit (EBIT) stood at EUR 17.4 million (EUR 17.8 million), and net income after tax was boosted to EUR 10.5 million (EUR 10.2 million).

Block assumption transactions in life business deliver very good results

Other international markets

Africa

Our subsidiary Hannover Life Re Africa, which is based in Johannesburg with a branch office in Cape Town, writes predominantly risk-oriented business in the life, disability and critical illness lines in South Africa and certain English-speaking African markets.

Having completed our planned withdrawal from South African health business last year, we further optimised our portfolio in the life – primarily individual life – and critical illness lines.

Gross premium fell by 7.8% to EUR 93.9 million (EUR 100.7 million). Against the backdrop of a favourable claims experience, the operating profit (EBIT) surged sharply to EUR 4.0 million (EUR 1.5 million).

Asia

We continue to serve the Asian markets through our life branches in Kuala Lumpur – responsible for the ASEAN markets – and Hong Kong, which bears responsibility for the Chinese-speaking market region as well as Japan and Korea. They write predominantly risk-oriented business in the life and critical illness lines.

We were able to expand our position, particularly in the Chinese-speaking market region and in Korea. China contributed a premium volume in excess of EUR 10 million for the first time, and in Korea we succeeded in writing our first substantial participations with leading market players.

Gross premium income climbed by 19.7% to EUR 61.3 million (EUR 51.2 million); the claims experience in all markets was good.

Australia and New Zealand

Our Sydney-based subsidiary Hannover Life Re Australasia bears responsibility for the business written in Australasia – i.e. the markets of Australia, New Zealand and Oceania. It has enjoyed the role of market leader in this region for many years.

Subsidiary Hannover Life Re Australasia market leader in Australia, New Zealand and Oceania

In addition to risk-oriented reinsurance business in the life, critical illness and disability pension lines, the company has built up special expertise in the assumption, administration and claims management of group covers. This business is written in close cooperation with the trustees of occupational pension funds in Australia.

Gross premium income grew to EUR 270.9 million, compared to EUR 240.7 million in the previous year. The claims experience was better than expected: the operating profit (EBIT) climbed from EUR 13.8 million to EUR 19.6 million. Net income after tax reached EUR 11.1 million.

"Giants of the sea" at risk

Experts forecast more intense hurricanes as the temperature in the waters of the Gulf of Mexico rises; after all, hurricanes draw their energy from the warm waters at the ocean's surface. This will also change the potential risk for oil platforms. Drilling operations are going down to ever greater depths in an effort to tap into the oil reserves in the Gulf of Mexico. While the design standards of this newer, more expensive technology are better able to withstand even the stronger hurricanes, output levels are also far higher than those of the old installations closer to land. In the event of hurricane-related disruptions, this means that the business interruption losses may be many times greater than the property damage.





Financial reinsurance

The difference between financial reinsurance and traditional property/casualty reinsurance principally rests in the nature of the individual client's reinsurance needs: whereas in property and casualty reinsurance the sole concern is the unlimited risk transfer between insurer and reinsurer in the context of a single portfolio or various lines of business, in financial reinsurance the risk transfer is accompanied by a financing component; the primary emphasis, therefore, is on the optimisation of the client's overall balance sheet situation. Such requirements – which are usually of a highly specific nature – give rise to solutions that are specially tailored to the particular client.

Demand picking up again in financial reinsurance

When it comes to underwriting the risks, however, financial reinsurance uses the same actuarial models and treaty constructions as those found in traditional property and casualty reinsurance; for organisational purposes many reinsurers therefore include it within this business group. Hannover Re, however, transacts financial reinsurance as a separate business group established under the Hannover Re Advanced Solutions brand. By taking this approach we would like to create optimal transparency for our clients and shareholders.

Following a decline in premium volume in the early quarters of the year – especially in the USA – surplus relief contracts emerged as a real driver of growth in the fourth quarter. Given the fact that in the aftermath of the hurricanes the market hardened and growth prospects improved, there was a resurgence in demand for our products among numerous small and mid-sized insurers in the USA. Compared to the beginning of the year, when the higher solvency margins of many insurers and reinsurers – due to their improved equity resources – caused demand for solvency-stabilising products to diminish, the situation was now reversed: for many clients without access to the capital market, financial reinsurance is the best way to make the most of the business opportunities that have opened up in 2006.

Outside the USA too demand was again strong in the year under review. The ongoing preparations among European insurers for the transition to International Financial Reporting Standards (IFRS) continued to be a major issue which also generated new business for our company. In the first year of adoption – for many enterprises, including Hannover Re, this will be the 2005 financial year – these new standards give rise to greater volatility in the results recognised in ceding companies' balance sheets. The establishment of equalisation reserves – mandatory under German accounting rules, for example, in order to offset fluctuations in the annual results – is not permitted under IFRS. The resulting increased capital requirement is already reinvigorating the debate surrounding and the demand for cost-effective financial reinsurance solutions.

Key figures for financial reinsurance

Figures in EUR million	2005	+/- previous year	2004	2003[1]	2002[1]	2001[1]
Gross written premium	924.1	(21.9%)	1 183.3	1 632.7	1 242.6	1 740.6
Net premium earned	833.8	(30.9%)	1 206.1	1 563.4	1 211.0	1 280.4
Operating result (EBIT)	234.7	(31.4%)	342.2	438.3	357.2	358.0
Net investment income	76.8	(37.7%)	123.3	148.2	47.8	65.7
Group net income	49.4	(44.4%)	88.9	99.1	39.7	45.6
Earnings per share in EUR	0.41		0.74	0.90	0.41	0.47
Retention	90.6%		93.3%	94.3%	95.2%	76.4%
EBIT margin [2]	9.2%		10.2%	9.5%	4.0%	5.1%

[1] *On a US GAAP basis*
[2] *Operating profit/net premium earned*

In concrete terms, we were once again able to profitably enlarge our business outside the USA, most notably in Europe but also in Asia and Latin America.

The investigations currently being conducted by the New York Attorney General, the US stock exchange regulatory agency (Securities and Exchange Commission = SEC) and other regulators continued in the year under review. On occasion Hannover Re was also asked to cooperate by providing information – requests with which we complied without exception voluntarily. In all cases we were asked to appear merely as witnesses, not as the defendant. In this context we have always made it clear to our customers that we have never been nor are we involved in any of the potentially problematic areas taken up by the Attorney General's office, such as informal understandings or backdating of contracts etc. Our underwriting guidelines map out a very tight framework in this regard and fundamentally exclude the possibility of such activities. We shall in future continue to adhere to these internal standards, which we are continually expanding and refining. What is more, since April 2005 an internal Compliance Committee that plays no part in underwriting decisions has scrutinised all acceptances, thereby further safeguarding the reputation of our company.

We are one of the world's three largest providers of traditional financial reinsurance solutions. The brand name Hannover Re Advanced Solutions embodies our expertise in developing individually tailored customer solutions. Based on our considerable experience, technical expertise and not least our proven financial business success, we enjoy numerous long-term client relationships in the United States, by far our largest market. We work together with large and specialist brokerage houses, with whom we maintain similarly close business relations.

Most of our business contacts in the United Kingdom are with Lloyd's syndicates and London-based brokerage firms. The German market is served by our subsidiary E+S Rück. In the rest of Europe we have been able to significantly enhance our profile through targeted marketing activities, especially in the countries of Eastern Europe. On the Australian market, however, we still detected a certain caution that can be attributed to the insolvency of a major Australian insurer whose financial reinsurance transactions had come in for some criticism. In Asia we made unqualified progress, as is also borne out by new contracts in China, Korea and Kazakhstan. In Latin America too we made advances, especially in the markets of Venezuela, Ecuador and Mexico.

Stronger demand for covers with a greater level of risk transfer

Geographical breakdown of financial reinsurance in % of gross premium income


Rest of Europe (15)
Asia (2)
Germany (31)
North America (52)

Stronger demand was observed in the market for covers that facilitate a greater level of risk transfer. This was one of the consequences of the ongoing open debate surrounding the minimum risk transfer under reinsurance contracts. We see this situation as an opportunity for Hannover Re. By way of internal cooperation across our organisation's business groups, we are able to precisely calculate the commensurate risk premium according to the risk content of the business. The Hannover Re Group's rating tools are applied consistently by all underwriters in the financial reinsurance and property/casualty reinsurance business groups. This gives us a competitive edge that opens up further market potentials for our company.

Our Irish companies

The bulk of our financial reinsurance business is written by our three Irish companies that can offer strong capitalisation, good ratings and considerable expertise. Financial reinsurance business is, however, also written in Germany. The enlargement of our portfolio as a consequence of the integration of Hannover Re (Dublin) Ltd. has clearly benefited our market position. In November 2005 Hannover Re Ireland acquired E+S Re Ireland, as a result of which all three Irish-based reinsurance companies are now wholly owned by the Hannover Re Group. In the medium term we intend to further simplify the business structure in Ireland by merging the companies.

Hurricanes in the USA were responsible for major losses in the year under review, with a strain running into the double-digit million euros for the financial reinsurance business group. Nevertheless, the multi-year design of the affected reinsurance contracts still leaves room to hope that in subsequent years we can recoup some of the losses through premium that will become payable.

Satisfactory result in financial reinsurance

All in all, the year under review was a satisfactory one for financial reinsurance. Due to the uncertainties in US demand, however – especially in the first half of the year –, our gross written premium contracted by a sizeable 21.9% to EUR 924.1 million (EUR 1,183.3 million); a further factor here was the cancellation of a large contract by a long-standing customer. Exchange-rate effects had only a minimal positive impact of 0.1%. Net premium earned fell by an even more appreciable 30.9% to EUR 833.8 million (EUR 1,206.1 million). The retention retreated slightly to 90.6% (93.3%). Owing to the sharply lower premium and the expenditure on major losses, the operating profit (EBIT) fell by 37.7% to EUR 76.8 million (EUR 123.3 million); similarly, the Group net income of EUR 49.4 million in the year under review could not be compared with the previous year's figure of EUR 88.9 million. The financial reinsurance business group nevertheless contributed earnings of EUR 0.41 (EUR 0.74) a share to the Group result.

Specialty insurance

We use the term "specialty insurance" to designate a form of primary insurance which concentrates on closely defined, homogeneous portfolios of niche or other non-routine business that is not normally offered or adequately covered by traditional insurers. Major functions of the business (from acquisition through the issuing of policies and premium collection to claims settlement) are normally outsourced and handled by specialised managing general agents (MGAs) or third-party administrators (TPAs).

Hannover Re's activities in specialty insurance are conducted principally through four subsidiaries. By far the largest share of the total portfolio is written by the US Clarendon Insurance Group, Inc., New York. We are further prominently represented in the market by the similarly US-based Insurance Corporation of Hannover (ICH), Chicago, the UK company International Insurance Company of Hannover Ltd. (Inter Hannover), Bracknell/Berkshire, and Compass Insurance Company Ltd., Johannesburg.

Rates on the American primary insurance market softened somewhat on average in the year under review, whereas in other markets they held stable. Contract conditions for insurers were maintained on their present highly attractive level. In California reforms implemented in workers' compensation insurance have substantially reduced insurers' costs since the middle of 2004, without eroding the premium base to the same degree. The profitability of this line consequently improved in the year under review. The state of New York announced similar plans to reform the workers' compensation market in November 2005. On the other hand, the proposals of the US Congress seeking to reinterpret the law of damages, inter alia with the aim of limiting punitive damages and moving class action lawsuits from local courts to the federal level, were rejected by the Senate in July.

Key figures for specialty insurance

Figures in EUR million	2005	+/- previous year	2004	2003[1]	2002[1]	2001[1]
Gross written premium	1 774.1	(16.4%)	2 121.1	2 646.7	2 729.1	2 457.4
Net premium earned	743.3	(22.2%)	955.1	1 155.9	832.9	486.1
Underwriting result	(27.4)	(81.3%)	(146.2)	20.0	51.9	40.1
Net investment income	58.0	+54.5%	37.5	60.4	46.9	29.6
Operating result (EBIT)	(12.6)	(91.1%)	(141.5)	57.1	69.0	33.6
Group net income/loss	(2.4)	(97.3%)	(90.7)	42.2	43.3	17.8
Earnings per share in EUR	(0.02)		(0.75)	0.39	0.45	0.18
Retention	40.1%		40.6%	46.4%	37.8%	27.4%
Combined ratio	103.7%		115.3%	98.3%	93.8%	91.7%

[1] *On a US GAAP basis*

Clarendon Insurance Group

Clarendon – which is licensed to transact business in all US states – is one of the few companies in the country to concentrate exclusively on specialty insurance. What is more, it is the leader in a market worth some USD 25 billion. The individual contracts are written by around 50 managing general agents (MGAs) that have links with Clarendon. A key focus is on hard-to-place risks, the underwriting criteria for which are not tailored to the mass market. However, in what is currently an attractive market climate we also renewed routine business on an opportunistic basis, including for example workers' compensation covers.

In the year under review Clarendon made further successful progress with the rehabilitation of its portfolio and other restructuring activities. On the one hand, the roll-out of new IT systems caused unforeseen expenditures and the run-off of more than 200 old, insufficiently profitable programs proved to be more cost-intensive than originally anticipated. On the other hand, however, new business developed highly favourably and for the most part generated EBIT margins comfortably in excess of the 10% minimum requirement.

Following the disastrous claims experience of the previous year, the year under review also suffered catastrophe losses that – while few in number – produced very heavy losses. Taken together, the three hurricanes "Katrina", "Rita" and "Wilma" took a toll of EUR 40.3 million on the result for net account. Still, the proportional reinsurance protection taken out in the wake of the previous year's hurricanes afforded considerable relief in this respect: at the time the net loss from the 2004 hurricanes had been as much as EUR 90.0 million. Our risk management thus proved its worth in the year under review.

Clarendon's gross written premium by line of business in % (before consolidation)



Marine (9)
Health (3)
Property (12)
General liability (44)
Motor third party liability (32)

In January 2006 A.M. Best, the major rating agency for US business, confirmed its rating of "excellent" ("A-"); this is a good platform for the future pursuit of a successful business policy.

In February 2006 the next restructuring steps within the specialty insurance business group were completed: with the establishment of a new entity, Praetorian Financial Group, Inc., the separation of current business is now moving forward from the standpoint of company law too. While the two operating companies Insurance Corporation of Hannover (ICH) and Redland Insurance Company will transact Clarendon's specialty business within Praetorian, Clarendon National Insurance Company will attend to the professional handling of non-renewed business.

Having incurred appreciable losses in the previous year Clarendon posted better figures in the year under review: gross premium income contracted by a further 20.6% to EUR 1.4 billion (EUR 1.8 billion) on account of the progressively more rigorous focus on profitable business. Current business consequently did not entirely offset the additional costs incurred in connection with extensive capital spending on infrastructure as well as the hurricane-related losses. Overall, though, Clarendon closed the year under review with a virtually break-even result.

International Insurance Company of Hannover

Performance of the specialty insurance business group significantly improved

The business written by Inter Hannover in the year under review in its main markets of the United Kingdom, Ireland, Scandinavia, France and Germany was notable for deteriorating rates in the UK motor and liability market. Premium in specialty insurance nevertheless grew substantially as the company was able to expand its market presence through cooperation with several newly established managing general agents. New cooperations were entered into with MGAs in Norway and Germany. Inter Hannover generated gross premium income of EUR 279.5 million (EUR 258.4 million) and net income of EUR 4.1 million (EUR 5.0 million).

Compass Insurance Company

Compass, our South African subsidiary, successfully cultivated new business relationships in the year under review: it attracted three new managing general agents and boosted its premium volume accordingly. Gross premium income climbed to EUR 45.0 million (EUR 40.0 million), while the after-tax profit stood at EUR 1.1 million (EUR 1.4 million).

Taken together, the companies transacting specialty insurance saw their gross premium contract by 16.4% to EUR 1.8 billion (EUR 2.1 billion) in the year under review.

In view of the further heavy burden of catastrophe losses and the expenses incurred in connection with Clarendon's reorientation, the specialty insurance business group reported a Group net loss of EUR 2.4 million (-EUR 90.7 million). This corresponds to earnings of -EUR 0.02 (-EUR 0.75) a share.

Investments

European and Japanese equity markets outstripped the bellwether US market with their highly positive performance in the year under review: while the Dax put on 27.1%, the EuroStoxx50 21.3% and the Nikkei 40.2%, the US market – measured by the broad S&P 500 Index – gained only a disappointing 2.9%. Indeed, the more narrow Dow Jones Industrial Index of US blue chips actually retreated by 0.7%.

Once again, expectations among players on the bond markets were dominated by the theme of interest rate rises. The US prime rate was hiked 25 basis points on each of altogether eight occasions to close the year at 4.25%. Ten-year US yields for the most part moved in a range of 4.0% to 4.5% throughout the year, closing at 4.4%.

Investments

in EUR billion


30
25
20
15
10
5
0
19 278
7 151
12 127
20 306
7 597
12 709
22 031
7 665
14 366
25 168
9 184
15 984
27 526
8 447
19 079
2001¹⁾
2002¹⁾
2003¹⁾
2004
2005
Self-managed assets
Funds withheld and contract deposits

1) 2001 – 2003 on a US GAAP basis

The European bond market temporarily uncoupled itself from US parameters and outperformed US treasury bonds well into the third quarter. European 10-year bonds fell to a yield low of 3.0% in the course of the year, only to recover to 3.3% by year-end. The yield gap between US and European ten-year government bonds thus stood at 105 basis points at the end of the year.

As 2005 progressed players on the foreign exchange markets profited increasingly from the interest rate advantage enjoyed by the USA over the Eurozone and Japan, causing the US dollar to appreciate significantly. Both the yen and the euro shed around 13% of their value against the greenback. The euro closed 2005 at USD 1.1834.

Hannover Re used the positive movements on equity markets to realise profits and adjust its tactical positioning, as a consequence of which our equity allocation was reduced to a slightly lower level than in the previous year at 6.4%.

Within the scope of our asset/liability management activities, the allocation of investments by currency is guided by the development of underwriting items on the liabilities side of the balance sheet. This ensures extensive currency matching of assets and liabilities, thereby keeping the effects of currency fluctuations within manageable bounds. As at year-end 48.4% of our asset portfolio was held in US dollars, 35.6% in euros and 6.1% in pounds sterling.

Net investment income 4% higher despite lower average yields

Despite the slightly defensive posture of our bond portfolio the investment performance was in line with our planning. Thanks to the strong cash inflow from the technical account, our portfolio of self-managed assets grew to EUR 19.1 billion (EUR 16.0 billion). It was thus possible to offset the decline in average yields, and the ordinary income of EUR 671.8 million (EUR 604.5 million) came in slightly higher than in the previous year.

Deposit interest and expenses contributed EUR 343.1 million (EUR 382.1 million) on balance to net investment income. Gains of altogether EUR 272.2 million were realised on disposals in the reporting period, as against losses of EUR 110.0 million. The positive balance of EUR 162.2 million was thus slightly lower than in the previous year. Net investment income improved by 4.1% year-on-year to EUR 1,123.7 million (EUR 1,079.9 million).

As in previous years, we actively managed the duration of our fixed-income portfolio, thereby not only optimising our returns but also conserving our shareholders' equity. By the end of the first quarter we had increased the modified duration of our bond portfolio to 3.6, a figure that climbed to 3.9 by September and 4.1 (3.2) as at year-end 2005.

Equity portfolio shows slight decrease

Our portfolio of fixed-income securities had grown by 20.6% as at 31 December 2005 to EUR 15.7 billion (EUR 13.0 billion). We used the decline in yields in Euroland to realise price gains of EUR 44.2 million (EUR 83.0 million) on balance in the bond portfolio. In view of the low interest rate level and the minimal yield advantages of corporate bonds over government bonds we attached special importance to high quality. Our holdings of corporate bonds were consequently not significantly expanded. Our preferred asset classes in Europe were instead government bonds and jumbo mortgage bonds. New investments were made primarily in short- or medium-duration instruments. Unrealised gains in our portfolio of fixed-income securities totalled EUR 56.2 million, compared to EUR 156.8 million in the previous year.

Breakdown of investments in %


Other (4)
Real estate (1)
Equities (6)
Short-term investments and cash (7)
Fixed-income securities (82)

The quality of our fixed-income securities – measured in terms of the average rating of the instruments – was maintained on a consistently high level. The proportion of securities rated "A" or better – at 91.8% – was roughly on a par with the previous year (93.0%).

As at 31 December 2005 we held a total amount of EUR 769.8 million in short-term assets, including overnight money and time deposits, and EUR 465.2 million in current assets. Funds held by ceding companies, on the other hand, decreased to EUR 8.4 billion (EUR 9.2 billion).

Rating of fixed-income securities in %


BBB (5)
< BBB (3)
A (18)
AA (19)
AAA (55)

In light of the favourable trend on equity markets we realised increased gains. Owing to the strong growth in the overall asset portfolio the equity allocation therefore fell, despite the fact that in absolute terms the equity portfolio grew to EUR 1,213.3 million (EUR 1,100.6 million). New equity investments were made predominantly in index-tracking investment instruments from the Eurozone. By using targeted option strategies we exploited market volatilities in order to optimise our portfolio.

An amount of EUR 292.7 million was invested in alternative investments in the year under review. Of these total holdings, which have been built up consistently over the years, an amount of EUR 139.2 million was apportionable to private equity funds, EUR 62.3 million to high-return bond funds, EUR 46.5 million to structured real estate investments and EUR 44.8 million to CDO equity tranches. The fair value of the portfolio showed favourable growth.

Human resources and social report

Unceasing dedication to customers' needs coupled with the commitment and professionalism of our staff have made Hannover Re what it is today: one of the most successful reinsurance groups in the world. The constant fostering of our employees' skills and motivation therefore ranks as one of the most vital tasks in safeguarding our company's future and forms the basis of our personnel management policy. In 2005 therefore, in order to translate this aspiration into the day-to-day practice of personnel management and staff leadership on a systematic and consistent basis, the Central Division of Human Resources Management moved forward with the interlinking of its departmental strategy with Hannover Re's holistic management system "Performance Excellence" (PE). Following its successful certification in 2003, the Central Division was subjected to an IBEC assessment (IQNet Business Excellence Class) last year in accordance with the model of the European Foundation for Quality Management. Our human resources management thus received a further seal of quality approval on the European level from an independent, external institute.

Our staff – the key to enhancing the value of the company

Breakdown of employees by country

	2005			2004
Country	**Total**	**Male**	**Female**	**Total**
Germany	857	420	437	826
USA	564	255	309	588
South Africa	157	71	86	154
United Kingdom	87	43	44	82
Sweden	82	32	50	79
Australia	50	20	30	45
France	42	20	22	37
Malaysia	32	15	17	30
Ireland	28	16	12	33
China	20	8	12	14
Mexico	19	11	8	19
Bermuda	17	10	7	11
Italy	12	5	7	12
Japan	7	5	2	6
Spain	6	1	5	9
Canada	6	1	5	6
Taiwan	2	1	1	2
Korea	1	1	0	1
Total	1 989	935	1 054	1 954

The Hannover Re Group employed 1,989 (1,954) staff from 18 countries as at 31 December 2005. The staff turnover of 3.2% (2.3%) – measured in relation to the average workforce of 857 employed at Home Office in Hannover – remains considerably better than the industry average. Along with the current state of the labour market, there can be no doubting the role played here by our continuous and systematic personnel development and leadership.


Staff turnover at Home Office in Hannover
in %
6
5
4
3
2
1
0
3.4
2.7
2.6
2.3
3.2
2001
2002
2003
2004
2005

Expansion of our personnel management tools

Continuity is also the hallmark of the esteem in which Hannover Re is held as an employer. Following our successful participation in the 2004 survey "Germany's best employer" conducted on the basis of a standardised questionnaire, we carried out a company-specific survey in the year under review to explore in even greater detail just how our staff rate us as an employer. On the basis of a questionnaire tailored specifically to our company, Hannover Re's staff once again expressed their considerable satisfaction overall: nine out of ten employees – more precisely 92% – consider Hannover Re to be a very good employer. The overall level of satisfaction was thus even higher than in the previous standardised survey. Irrespective of the highly positive overall findings, we identified room for improvement and advancement in some areas. Working together with the Employee Council we analysed these weakness and initiated appropriate countermeasures. Some areas of the company, for example, expressed a desire for more support in handling in-house conflicts. Since the adverse repercussions of unresolved conflicts are plain to see – inter alia the costs associated with lost working time and employees whose energies are otherwise committed –, we offered a cycle of training activities in the year under review designed to convey conflict management skills to our managerial staff.

High level of staff satisfaction

We reviewed our range of personnel development tools such as appraisal interviews, personnel development workshops and other internal seminar offerings. In their feedback on behaviour-oriented coaching our staff praised the existing range of seminars, but they also expressed additional needs.

Our long-established, highly popular and without reservation favourably rated English-language courses (Presentation/Negotiation Techniques) as well as the seminars covering time management and memory training continue to enjoy strong demand.

We combined our two personnel tools Management Feedback (assessment of a manager's performance from the standpoint of his/her supervised staff) and 270° Feedback (assessment of a manager from the standpoint of his/her supervisor and colleagues) in the year under review with a view to constantly enhancing our customer orientation and streamlining internal processes. With the new, intelligent linking of these tools we have striven to improve managerial performance, on the one hand, while at the same time creating more time for customers.

The use of the intranet as an important medium for information and communication has long been established practice at Hannover Re. This is equally true of the intranet presence maintained by Human Resources Management, which employees use inter alia to obtain information or register for seminars. The technical innovations of recent years now facilitate highly varied use of the intranet for personnel purposes.

We would like to thank our employees for their initiative, dedication and performance. In the year under review our staff once again pursued the company's strategic objectives with enthusiasm and energy. We would also like to express our appreciation to the representatives of staff and senior management for their critical yet always constructive cooperation.

Further non-financial performance indicators

In accordance with its strategy Hannover Re strives to be one of the three most profitable reinsurers in the world – both in terms of the return on equity and the annual growth in earnings per share. In our pursuit of this goal we never lose sight of our social responsibility. We are committed to the City of Hannover and our sense of responsibility is reflected in a foundation that benefits the Sprengel Museum Hannover. Launched in 1991 on the occasion of Hannover Re's twenty-fifth anniversary, the foundation has a clear mission: the advancement of contemporary art in Hannover through the acquisition of paintings and sculptures for the Sprengel Museum Hannover and the funding of accompanying publications and events. In the year under review the foundation was able to hand over a fourth work on permanent loan to the museum following its purchase of "Bilddreiundzwanzig" by Georg Baselitz.

Bearing in mind that the reinsurance of catastrophe risks is part of our core business, one of our concentrations – along with the analysis of such risks by way of accumulation control, for example, – is on a constant knowledge transfer between business and research that enables our company to apply the very latest insights. With this in mind we support the highly respected Geo Research Center in Potsdam in its systematic research into earthquakes and their early identification. We also seek to maintain an ongoing dialogue with universities and, last but not least, our own experts are welcome speakers at conferences and institutions of higher learning.

For the eighth time our subsidiary E+S Rück organised a so-called "examination concert" in cooperation with Hannover University of Music and Drama in the year under review. By holding this concert – which features three or four "master students" accompanied by a large orchestra – the company enables a number of music students to embark on their career as soloists, while at the same time offering its clients a musical highlight as part of the "Hannover Forum" seminar event. Were it not for the involvement of E+S Rück these advanced students would face a long wait until their final examination, since opportunities for them to play with a large orchestra are few and far between.

Hannover Re is held in high international esteem. In the year under review clients and other market players once again assessed our company highly positively: in the first place, our Chief Executive Officer was crowned "Chief Executive of the Year" by the UK reinsurance magazine "Reactions"; secondly, Hannover Re achieved excellent results in the customer survey conducted by the American Flaspöhler Research Group, having already been voted the best reinsurer on the US market in the previous year's corresponding broker survey.





A flood of losses

Following the Oder flooding of 1997 and the "hundred-year flood" along the Elbe River in 2002, last year again saw torrential downpours that on this occasion affected the Alpine region. In some areas the damage to private and public infrastructure was greater than that caused by all previous extreme weather events. The business and scientific communities agree that the frequency and intensity of such events will increase in the future and hence the resulting costs will also rise. Improvements in the regulatory framework, such as the German Flood Protection Act, are a step in the right direction towards loss prevention and minimisation, but they are no substitute for the assumption of unavoidable residual risks by (re)insurers.

Risk report

Overall system of risk monitoring and management

Continuous monitoring of critical performance factors

As an internationally operating reinsurer, our business inevitably involves commercial risks – which take different forms in the various strategic business groups and geographical regions. The acceptance of risks and the professional management of this risk portfolio constitute the core business of a reinsurance enterprise. Our risk management is based on a business strategy geared to sustained enhancement of the company's value. This means that we systematically enter into entrepreneurial risks provided the associated opportunities promise a commensurate increase in the value of the company.

The following elements are the hallmarks of our risk management organisation:

- Central coordination, yet local responsibility in the various areas.
  - *Local risk controllers* bear primary responsibility for the monitoring of risks and risk-policy measures within their specific areas.
  - *Local risk controlling* aggregates and manages individual risks on the level of specific business groups and, where necessary, initiates appropriate risk-minimisation measures.
  - *Centralised risk controlling* steers the entire process and is responsible for mapping the risk situation of the company across all business groups.
- Continuous monitoring of critical performance factors in order to detect undesirable developments at an early stage and facilitate implementation of appropriate countermeasures.
- Annual risk inventory, in which all risks or risk groups that could potentially jeopardise the company's survival are thoroughly analysed and quantified.
- Documentation of the principal elements of risk management in guidelines that are valid throughout the Group.
- Regular internal and external review of the efficiency of the risk management system and adjustment to the prevailing business environment.
- Complete integration into value-oriented enterprise management.

Risk categories

Global risks

- Global risks are beyond our direct sphere of influence and there are therefore limits to the extent to which they can be reduced or avoided. Early detection is the top priority here. Global risks derive, inter alia, from:
- changes in the legal framework, including changes in the general regulatory and tax environment,
- social and demographic changes as well as developments in the insurance industry,
- changes due to environmental and climate factors.

Recoverables

in EUR billion


8
7
6
5
4
3
2
1
0
6.8
6.2
4.4
4.2
4.7
2001
2002
2003
2004
2005

We counter these risks, inter alia, by means of the following measures:

- monitoring of claims trends,
- regular adjustment of our underwriting policy (e.g. through appropriate contractual exclusions or by way of material and geographical diversification of the portfolio),
- analysis of the frequency and extent of losses associated with natural disasters attributable to climate factors using detailed simulation models (e.g. frequency and intensity of windstorm events due to climate change),
- tracking of relevant legal trends and changes in pertinent accounting standards by specialised service units within Hannover Re.

Strategic risks

Our overriding strategic objective is to grow as an optimally diversified and economically independent reinsurance group of above-average profitability. All other goals are derived from and subordinate to this overriding objective. Every three years we review the assumptions underlying our strategy. In order to translate our strategic objectives into operating practice, we have defined company-wide ratios and controlling processes that are used to measure and steer the contribution made by each business segment to the overall corporate performance. Performance Excellence is the method used to put our strategy into practice. At annual Excellence workshops we systematically deploy a number of tools – inter alia the SWOT[1] analysis – to examine the implications of strategic decisions. The resulting diverse initiatives lead to consistent refinement of value-enhancing processes.

Technical operating risks

Risks in underwriting business can essentially be subdivided into risks of random fluctuation, risks of error and risks of change.

The aforementioned risks can manifest themselves in a number of ways, including for example:

- inaccurate or incorrect calculation assumptions within risk models (risk of errors),
- random fluctuation of the actual claims experience from the forecast development (risk of random fluctuations),
- permanent change in the actual claims experience as a consequence of changes in court practice, e.g. US liability business (risk of change).

Breakdown of technical operating risks into risks of random fluctuation, error and change

Despite this definition, it is in practice difficult to allocate a random claim materialisation precisely to these risk types. After each significant claim materialisation it is therefore incumbent on responsible risk management to review the extent to which the risk assessments made prior to the event remain valid.

For further information we would refer the reader to the explanatory remarks contained in section 7.2 of the Notes, "Technical risks".

Generally speaking, the business that we accept is not always fully retained, but instead portions are retroceded as necessary. In order to minimise the default risk it is essential to select retrocession partners carefully in light of credit considerations. Our receivables from reinsurance business are in large measure secured by deposits or letters of credit. What is more, for the majority of our retrocessionaires we also function as reinsurer, meaning that in principle recoverables can potentially be set off against our own liabilities. The breakdown of recoverables from reinsurers as at the balance sheet date was as follows:

Level of recoverables split by external rating classes in %


< BBB (1)
No rating (6)
AAA (12)
BBB (3)
A (45)
AA (33)

[1] *Strengths, Weaknesses, Opportunities and Threats*

Careful consideration of our retrocession partners in light of credit considerations

Default risks also arise in connection with the high level of broker business (e.g. loss of the premium paid by a ceding company to the broker or double payment of claims). We minimise this risk inter alia by monitoring payment patterns and treaty settlement.

Property and casualty reinsurance

In property and casualty reinsurance the main methods used to reduce risks are as follows:

- The loss reserves are determined on an actuarial basis. The point of departure for our calculations is the information provided by cedants. In addition to the claims reported by our clients, we establish additional reserves that may seem appropriate on the basis of our loss estimations. Furthermore, we constitute an IBNR (incurred but not reported) reserve for losses that have probably already occurred but have not yet been reported to us. This applies primarily to claims in the liability lines. Furthermore, the calculations made by our own actuaries are regularly reviewed by external actuaries and auditors. For more information on the risk of losses exceeding premiums please refer to the Notes in section 7.2 of this report, "Technical risks".
- The complexity involved in correctly measuring the loss reserves is illustrated by asbestos- and pollution-related claims, since in this area years and sometimes even decades may elapse between causation and reporting of a loss. The relative level of the reserves for asbestos claims is determined using the so-called "survival ratio". This expresses how many years the reserves would cover if the average level of paid claims over the past three years were to continue. As at the end of the year under review our survival ratio stood at 26.0 years, a very good figure.
- Run-off triangles show how the assessment of a reserve has changed over time as a consequence of paid claims and the recalculation of the reserves that are to be established as at each balance sheet date. Adequacy is monitored using actuarial methods.
- Aggregate control is a fundamental risk management tool. It is used to determine the strain on the Hannover Re portfolio associated with particular natural catastrophe scenarios and return periods. The aggregate amount of the exposures expected from one or more treaties for a specific combination of countries and hazard zones and a specific probability (e.g. 1% probability = 100-year return period) are calculated.
- The diversification of our portfolio is a further risk-minimising measure. Diversification promotes risk-spreading across business groups and also reduces the capital adequacy otherwise required in property and casualty reinsurance by altogether around 50%. The diversification effect is calculated using mathematical methods (DFA model) and makes allowance for the individual features of the various business groups as well as the correlations between them. It was thanks to Hannover Re's optimal diversification across four business groups that we were able – despite the extreme loss burden from hurricanes "Katrina", "Rita" and "Wilma" – to show a positive, albeit reduced year-end result.
- Hannover Re analyses the findings of all available scientific research into possible changes in the risk situation associated with natural disasters (e.g. frequency and intensity of windstorm events) with an eye to the implications for potential losses. To this end we use recognised licensed simulation models and also employ our own scientists, who control the quality of the models and our own risk management tools. The extreme natural catastrophe events of 2005 revealed structural flaws in the risk models. As an immediate step intended to restore our calculations to a risk-adequate basis, we are adding safety loadings to the output of the simulation models.

Life and health reinsurance

Biometric risks (miscalculation of mortality, life expectancy and disability probabilities) as well as lapse and credit risks are of special importance in life and health reinsurance.

The reserves in life and health reinsurance are based principally upon information provided by our clients. Hannover Re reviews the plausibility of the data using secure biometric actuarial bases. Furthermore, local supervisory authorities ensure that the reserves calculated by ceding companies satisfy all local requirements with respect to actuarial methods and assumptions (e.g. use of mortality and disability tables, assumptions regarding the lapse rate etc.). The lapse and credit risks are of crucial importance in the prefinancing of our clients' acquisition costs. The interest rate risk, on the other hand, is of only minimal risk relevance due to contractual exclusions.

Financial reinsurance

The ongoing discussions surrounding business practices in international financial reinsurance – triggered by the probes launched by the New York Attorney General and US stock exchange regulators (SEC) – also affected Hannover Re's financial reinsurance business.

Hannover Re is not the subject of any investigations. We have transacted financial reinsurance for more than 25 years and over the years we have continuously enhanced our underwriting guidelines and defined them more tightly. In the year under review we further refined our underwriting guidelines, while standing by our underwriting policy. It should, however, be noted that even in the past controversial practices – such as backdated contracts, informal understandings and contracts with insufficient risk transfer that were booked as reinsurance business – were prohibited under our underwriting guidelines. As a further step we set up a Compliance Committee in 2005. Inter alia, this body monitors compliance with legal, accounting and underwriting standards, deals with official inquiries and thereby protects against risks to our company's reputation.

Specialty insurance

Our specialty insurance business group concentrates on niche and non-standard business. Key functions, such as new business acquisition, underwriting and claims settlement, are handled by independent specialised managing general agents (MGAs) and other third-party administrators (TPAs). We regularly review whether these partner companies are in compliance with Hannover Re's restrictive standards.

Investment operating risks

Since investment income is a major revenue source for a reinsurance enterprise, severe volatility on the capital markets can have a similar impact on the statement of income to natural disasters. Our investment policy is therefore not geared first and foremost to maximising returns at any cost. Rather, investment income should be optimised on a lasting basis subject to a limited and clearly defined risk. The investments are comprised to a very large extent of inflows (premiums) that are put aside for future claim payments. For this reason, investments too are guided by the requirements of our reinsurance business, for example with respect to currencies and maturities. In this context our management and control mechanisms take their lead from the standards adopted by the Federal Financial Supervisory Authority (BaFin) and foreign regulators.

Investment income should be maximised subject to a limited and clearly defined risk

Weighting of major asset classes[1]

Asset classes	Parameter as per investment guidelines	Position as at 31.12.2005
Bonds (direct holdings and investment funds)	At least 50.0%	82.2%
Listed equities (direct holdings and investment funds)	At most 17.5%	6.4%
Real estate	At most 5.0%	1.0%

[1] *Calculated on a fair value basis*

We bring together the management of our assets and liabilities under the umbrella of our asset/liability management approach. This enables us to optimise Hannover Re's overall position according to a single financial risk/return target.

The guidelines for our investments – for the Hannover Re Group and for the individual portfolios – are defined on the basis of our asset/liability management approach.

The management of investment risks makes allowance for certain risk preferences specified by the Executive Board. Risks in the investment sector consist most notably of market, credit and liquidity risks. Currency exposures are also of considerable relevance to an internationally operating reinsurance enterprise that writes a major portion of its business in foreign currencies. These risks are, however, largely neutralised because we adhere rigorously to the principle of matching currency cover.

Rating structure of our fixed-income securities

	Government bonds		Securities issued by semi-governmental entities		Corporate bonds		Asset-backed securities	
	in %	in EUR million	in %	in EUR million	in %	in EUR million	in %	in EUR million
AAA	91.5	4 522.4	59.1	2 306.1	9.7	486.4	75.5	1 369.3
AA	4.7	231.7	32.4	1 266.9	21.2	1 065.4	19.4	351.6
A	1.9	93.4	6.3	245.8	48.6	2 438.7	1.0	17.3
BBB	1.4	69.1	1.5	58.3	13.7	688.5	0.2	4.0
< BBB	0.5	25.4	0.7	26.9	6.7	338.5	3.9	70.3
Total	100.0	4 942.0	100.0	3 904.0	100.0	5 017.4	100.0	1 812.5

Operational risks

In our understanding, the category of operational risks encompasses the risk of losses occurring directly or indirectly because of

- inadequacy or failure of internal procedures,
- human error or system failure,
- organisational shortcomings,
- external events (e.g. legal risks).

The failure of our data processing infrastructure and associated disruptions in the availability of applications pose a major risk for our company. We invest systematically in the security and availability of our information technology in order to minimise these risks. High availability of mission-critical IT applications is ensured. Contingency plans are in place to facilitate systematic and rapid restoration of the data-processing infrastructure in crisis situations. Controlling these risks consequently constitutes a key competitive factor. The existing risk management measures were therefore expanded in the year under review.

Assessment of the risk situation

As an internationally exposed reinsurance group we face many potential risks that could have a not inconsiderable impact on our assets, finances and earnings. Based on the information currently available, however, we cannot discern any risks that could jeopardise the continued existence of our company in the short or medium term or have a significant, lasting effect on our assets, financial position or net income.

Further information on our risk management system is provided in section 7 of the Notes, "Management of technical and financial risks".

Forecast

The cyclical momentum of the world economy is likely to be sustained in the current year, despite continuing high oil prices. Estimates suggest growth of four percent in global output. Monetary policy, which still shows expansionary tendencies throughout the world, should also have a positive effect on the global economic situation in 2006.

The state of the US economy will depend not least on how quickly it is able to stem the headline-grabbing disruptions in oil production that followed the severe hurricane damage. To a far greater extent than this effect, however, the tightening of monetary policy is likely to bring about a modest cooldown in the US economy.

The upturn in the world economy has also been supported by economic expansion in Japan and Western Europe. The emerging markets of East Asia – with their consistently vigorous manufacturing growth – will also contribute to the upswing, even though a slight slowdown is likely to take hold in China during the current year.

In Euroland the moderating impacts of high oil prices are gradually receding. Despite meagre growth in disposable incomes, the way is therefore open for stronger domestic demand. Capital spending is also expected to pick up again as corporate profits rise. The trend will be fostered by continued very low interest rates. In general terms, the economy should also gain impetus from rising export prices and enjoy a revival as 2006 progresses.

In Germany a modest economic recovery can be anticipated. Given the favourable worldwide environment, exports are likely to reinvigorate the economy. Much will depend, however, on whether domestic demand increases. As a further factor, the consolidation of corporate finance will also support the resurgence of the German economy. Yet the stubbornly depressed level of consumption among private households – influenced by rising energy costs, the uncertain state of the labour market and slow growth in employment income – has still not been alleviated. On the other hand, the latter factor promotes the competitive position of the German economy in the international arena. All in all, the economic picture in Germany too should improve significantly in 2006.

Property and casualty reinsurance

The treaty renewals as at 1 January 2006 – the date when roughly two-thirds of our portfolio was renegotiated – were satisfactory for our company. Although not all our expectations were fulfilled, we were still able to surpass the already very high rate level in some areas.

Adjustment of pricing models in line with hurricane experience

The updating of pricing models to take account of the experience gained in the wake of last year's hurricanes has also contributed to this favourable rate trend: the market fully accepted the enhancement of pricing models to include loadings for previously omitted or inadequately modelled components such as cyclical climate fluctuations, flood and inundation losses, business interruption and demand-driven price increases for restoration services.

In addition to adjusting our models we reduced our peak exposures as part of our risk management measures. With a roughly unchanged premium volume, our property and casualty reinsurance portfolio is thus ready to face the challenges of the current year.

Further transfer of catastrophe risks to the capital market

In view of the advantageous market conditions we again made use of the capital market to enlarge our underwriting capacity for catastrophe risks. We have been a pioneer in this field since 1994, when we concluded the first transaction of this type in the reinsurance industry. Designated "K5", our latest transaction – which has a volume of around USD 370 million and is initially limited to a term of three years – was placed with institutional investors, primarily in North America. This risk securitisation adds a further pillar to our risk management capabilities in light of possible capacity shortages and rising prices on the retrocession markets. In the renewals as at 1 January 2006 we were consequently able to offer the underwriting capacity needed to share in the profitable market opportunities that will present themselves over the coming years. The portfolio underlying the "K5" securitisation consists of property catastrophe, aviation and marine reinsurance risks. As part of our capital management approach we have used the securitisation of insurance risks as an equity substitute for a number of years now. In this way we are able to keep our cost of capital low and return on equity high.

It was once again evident from this year's renewal season that ceding companies are attaching ever-greater importance to a reinsurer's rating. This is especially true of the underwriting of long-tail liability business, where a very good rating is absolutely indispensable. Hannover Re is one of the few reinsurers that continues to satisfy this condition without reservation on the basis of its very good ratings ("AA-" from Standard & Poor's and "A" from A.M. Best).

In light of our good financial strength rating we profited disproportionately strongly from the sustained hard market; indeed, in lines that had been hard hit by last year's hurricane events we were able to obtain sometimes appreciable rate increases. Even in lines that had been spared major losses we recorded for the most part at least stable – and hence highly attractive – rates.

The most marked changes, however, were observed in this year's marine reinsurance renewals, and especially in offshore business. The severe losses incurred as a consequence of last year's hurricanes prompted wide-ranging restructuring of the reinsurance programmes. As a further step, risks located in the Gulf of Mexico were removed from the programmes. Many programmes are now split into catastrophe-exposed (Gulf of Mexico) regions and those areas with no correlation to catastrophe events (other exposures). We were able to substantially reduce our peak risks across the board in our marine portfolio while at the same time achieving significant double-digit price increases.

In credit and surety reinsurance the situation continues to be favourable in the current year. There has been no significant price erosion despite extremely low loss ratios in the year under review and adequate rates. Although the rate level declined slightly in credit insurance, it remains high. Rates for surety business were more or less unchanged. All in all, in this line too it is evident that considerably greater importance is being attached to the financial standing of reinsurers. In some instances this enabled us to write larger shares and acquire new business, thereby in large measure offsetting the decline in premium associated with the sometimes substantially higher retentions carried by primary insurers.

The treaty renewal season for our property and casualty business in Germany went off better than expected. Ceding companies have generally retained a higher level of premium for own account, hence causing our premium volume to contract slightly. On the other hand, we were able to further enlarge our customer base. In the year just-ended we observed increasingly fierce competition among insurers – especially in the industrial fire and motor lines, but also to a limited extent in industrial liability business. We therefore scaled back our proportional acceptances in these lines so as to write more non-proportional business. The renewals in German catastrophe business were also satisfactory. The anticipated erosion of conditions failed to materialise, doubtless in part due to the tense state of retrocession markets already overtaxed by the hurricanes in the Gulf of Mexico. Provided there are no exceptional strains from major loss events, we are looking forward to another pleasing result in the current financial year.

Developments in the Northern European markets are expected to be favourable. Rates increased in catastrophe reinsurance as a consequence of the losses from winter storm "Erwin", while in other lines they held steady. The state of the UK market was also stable. Non-proportional reinsurance saw modest rate increases, although they fell short of our expectations. The renewal phase passed off satisfactorily in France, and in Italy we were able to profitably expand our portfolio – thanks in part to our very good rating.

In North America, our largest and most important market, our primary focus in the current financial year will be on the continued optimisation of our portfolio. With this in mind we are pressing ahead with the restructuring of our proportional acceptances in favour of considerably more profitable non-proportional business. In the liability sector we shall consolidate our portfolio. Our clients here continue to attach particular importance to better-then-average financial strength. Thanks to our very good rating we have thus become a preferred partner in this line. Yet we are not satisfied with the development of all liability lines. In directors' & officers' (D&O) insurance, for example, we found the rates to be inadequate and consequently wrote our business on an extremely selective basis. Should rates here continue their downward slide, it is likely that we will significantly scale back our premium volume.

Substantial price increases in catastrophe reinsurance

In the aftermath of the heavy hurricane losses, the affected property lines saw substantial price increases combined with reduced coverage limits. In catastrophe reinsurance we achieved rate increases averaging around 100% in programmes that had suffered a total loss, compared to around 50% in those with only partial losses; even under loss-free programmes we were able to obtain improvements of 5%–10%. Rates in other lines of property and casualty reinsurance generally at least held stable. We expect our North American business – provided it is spared exceptionally high natural catastrophe losses – to show strong profitability.

Treaty renewals for East Asian markets take place predominantly as at 1 April. In Taiwan, however, most treaties were renegotiated on 1 January. Although the market suffered a major fire loss, rates did not show the improvement that we had anticipated. Since they declined slightly for proportional business, we stepped up our writing of non-proportional business. In Japan we expect stronger demand for earthquake covers. The price level for windstorm and flood risks should remain stable. All in all, business in the Asian markets should develop favourably.

Business in Australia is progressing very well. In this market some treaties are renewed as at 1 January, others on 1 July. Thus far, rates have held very stable on a high level, and we expect further highly attractive business from the Australian market.

Very good profit contribution expected from property and casualty reinsurance

The favourable overall market conditions in property and casualty reinsurance should continue to improve in this year's remaining renewal phases (1 April, 1 June/July and 1 October). It is likely that further adjustment of pricing models will not be restricted solely to windstorm aggregates in the USA. Competitors who still have to incorporate the latest insights into their quotations will doubtless follow suit in the course of the year, which should cause prices for catastrophe covers to rise across the board. In view of the more exacting capital adequacy requirements imposed by the rating agencies, which also have to be factored into the pricing calculations, and given the fact that risks will have to be remodelled across a broad front, it is our assumption that property and casualty reinsurance promises a positive business trend for the long term. We therefore expect premium volume on a par with the previous year and a reduced level of risk. Provided the major loss expenditure remains in line with the multi-year average of 8% of net premium, a very good profit contribution can be anticipated.

Life and health reinsurance

Striking growth in new business is expected in numerous European markets for the current financial year.

We consistently pursue a conservative underwriting and pricing policy that is enshrined in our global underwriting guidelines. Since we are able to offer our clients a high level of financial strength we are a sought-after reinsurance partner.

Double-digit increase in results expected for life and health reinsurance

In the area of unit-linked products – primarily annuities – in German-speaking markets we shall continue to finance our clients' new business acquisition costs. Our business is also expected to expand in the United Kingdom.

As far as enhanced annuities are concerned, our focus is on the European market – especially Germany, the United Kingdom and Switzerland. Bancassurance business will develop notable momentum, particularly in the German, Italian and Greek markets.

In the USA we are making the most of new opportunities that have opened up for the coming years in the field of health insurance for senior citizens with the launch of drug covers for seniors on 1 January 2006. We are also working intensively on the roll-out of system-supported solutions for the sale of life policies by major US financial services providers.

The South African market, in which we now rank as one of the leading reinsurers, offers additional growth potential in already existing customer relationships. In Asia we shall step up our marketing and services for Thailand and Vietnam, although China and South Korea will also figure prominently; we intend to significantly intensify our cultivation of these markets from our Hong Kong office.

The licensing procedure for a life branch in China continues to move forward, and we still hope to receive a licence in the first half of 2006.

All in all, we are again looking to double-digit increases in premium volume and net income for the current year.

Financial reinsurance

It is our expectation that the surge in demand from the USA in the fourth quarter of the year under review will be sustained in 2006, with a special focus on solvency-stabilising surplus relief contracts. The majority of our clients are mutual insurance societies or other privately owned companies that do not have access to the capital market. We are confident of our ability to continue generating adequate profitable growth worldwide, and especially in Eastern European and Asian markets.

What is more, we expect a number of trends to continue from the year under review: our clients' preparations for the adoption of International Financial Reporting Standards (IFRS) have now gathered pace. In our assessment, the greater volatility of results associated with IFRS convergence is likely to lead to stronger demand for financial reinsurance products. This will be especially true of clients that have hitherto reported solely in accordance with local national accounting standards.

Work is currently ongoing in several jurisdictions to draw up guidelines governing the risk transfer under reinsurance contracts and the supervision of such contracts. It is our assumption that these efforts will put an end to the uncertainties that still exist in some quarters concerning the handling of financial reinsurance products. The numerous industry probes conducted in the year under review have prompted some competitors to withdraw from this business, enabling us to improve our positioning. We shall continue to offer our clients bespoke solutions, while always stressing the critical importance that we attach to product transparency.

Attractive after-tax result expected in financial reinsurance

All in all, this will mean double-digit percentage increases in both gross and net premium volume for Hannover Re in this business group. Consolidated net income should continue to be highly attractive.

Specialty insurance

In the course of the current year we shall move forward with the strategic realignment of Clarendon initiated in July 2005: the newly established Praetorian will be positioned as a specialty provider for niche business, while Clarendon will handle the professional run-off of terminated programs as well as standard business. Both companies are led by seasoned specialists.

We have already reaped the first rewards of this reorientation and our intensified cooperation with managing general agents that can boast considerable expertise in their specific markets: as at 1 January 2006 we wrote around 14 new niche programs with a premium volume of some USD 300 million. In view of the present highly favourable market environment – due to recent hurricane events – we shall renew a number of profitable programs in routine business on an opportunistic basis. On the whole, though, we shall continue to scale back such routine business.

Positive result significantly above the cost of capital should be possible in the specialty insurance business group

In general terms, the premium decline in primary insurance on the US market is likely to be halted by the heavy losses recorded in the year under review. Indeed, conditions should actually improve somewhat, especially in property business. In our other markets specialty insurance is forecast to continue its favourable development. Overall, we expect to see a contraction in gross premium volume just running into the double digits; net premium should be higher, however, thanks to an increased retention in the USA. In 2006 we shall continue to be guided strictly by the profitability of the business written, and we therefore anticipate a positive result significantly above the cost of capital.

Overall business outlook

In view of the attractive market opportunities that are opening up to us – especially in property/casualty and life/health reinsurance – we are looking forward to a very good 2006 financial year. In financial reinsurance too we can see very promising earnings prospects. In the specialty insurance business group it should be possible to turn the corner towards profitability in the year under review. For the portfolio as a whole we anticipate modest premium growth.

The expected positive underwriting cash flow will likely lead to further growth in the total asset volume. If interest rates rise slightly investment income should also increase again. In the area of fixed-income securities we continue to stress the high quality of our portfolio. Combined with our continuing investments not only in equities but also in alternative asset categories, we should be able to generate a stable profit contribution over the long term.

Return on equity of at least 15% targeted for 2006

In view of the expected development of our business groups and the economic climate, Hannover Re is poised to enjoy a very good performance. We are striving for a return on equity of at least 15%. As always, this projection is conditional upon major loss expenditure remaining within the bounds of the multi-year average and there being no unexpected downturns on capital markets.

Against the backdrop of the current advantageous market conditions prevailing in the various business groups, it is our expectation that the positive trend forecast for 2006 will be sustained. In 2007 we therefore anticipate another good result – assuming that the major loss expenditure comes in around the multi-year average of 8% of net premium in property and casualty reinsurance and as long as there are no exceptionally adverse developments on the capital markets.

We define our long-term objectives as follows:

In property and casualty reinsurance we are guided exclusively by profit rather than growth targets. In this respect we seek to increase our operating profit (EBIT) by at least 10% each year. Our goals in the financial reinsurance and speciality insurance business groups are also purely profit-oriented. In financial reinsurance our targeted EBIT margin is at least 7.5%, while in specialty insurance the goal is 10%.

In life and health reinsurance, on the other hand, we have defined an annual growth target of 12%–15% for both gross premium income and the operating profit (EBIT). This is the only business group in which we are interested in value-enhancing acquisitions.

On the Group level our return-on-equity target is at least 750 basis points above the risk-free interest rate.

Both the earnings per share and the book value per share also constitute central management ratios and performance indicators for our company: our strategic objective is to increase these key figures – together with the operating profit (EBIT) – by at least 10% every year (triple 10 target).

CONSOLIDATED ACCOUNTS

of the Hannover Re Group

CONSOLIDATED BALANCE SHEET

as at 31 December 2005

Figures in EUR thousand		2005	2004
Assets	Notes		
Fixed-income securities – held to maturity	8.1	458 717	480 503
Fixed-income securities – loans and receivables	8.1	745 982	654 946
Fixed-income securities – available for sale	8.1	14 383 176	11 771 045
Fixed-income securities – at fair value through profit or loss	8.1	88 111	97 078
Equity securities – available for sale	8.1	1 213 291	1 100 568
Trading	8.1	22 834	2 482
Real estate	8.1	198 122	205 755
Investments in associated companies	8.1	170 414	182 082
Other invested assets	8.1	563 493	458 142
Short-term investments	8.1	769 758	550 671
Cash		465 161	481 051
Total investments and cash under own management		19 079 059	15 984 323
Funds held		8 169 282	8 965 291
Contract deposits		278 028	217 904
Total investments		27 526 369	25 167 518
Reinsurance recoverables on unpaid claims	8.2	4 739 026	4 163 138
Reinsurance recoverables on benefit reserve	8.2	94 089	101 634
Prepaid reinsurance premium	8.2	463 528	489 085
Reinsurance recoverables on other technical reserves	8.2	19 436	9 903
Deferred acquisition costs	8.2	2 228 501	1 994 273
Accounts receivable		3 367 105	3 122 762
Goodwill	8.4	193 098	173 315
Deferred tax assets	8.5	881 765	614 421
Other assets	8.13	269 000	334 582
Accrued interest and rent		7 290	6 840
		39 789 207	36 177 471

Figures in EUR thousand		2005	2004
Liabilities	Notes		
Loss and loss adjustment expense reserve	8.1	20 210 041	18 247 706
Benefit reserves	8.1	5 779 169	5 277 529
Unearned premium reserve	8.1	1 977 570	1 825 914
Provisions for contingent commissions	8.1	190 551	172 218
Funds held		1 135 479	955 636
Contract deposits		2 442 952	1 720 898
Reinsurance payable		1 139 843	1 707 775
Provisions for pensions	8.7	57 626	55 265
Taxes	8.5	135 678	150 928
Provision for deferred taxes	8.5	1 670 876	1 493 457
Other liabilities	8.13	346 404	317 323
Long-term liabilities	8.8	1 545 531	1 196 341
Total liabilities		36 631 720	33 120 990
Shareholders' equity			
Common shares	8.9	120 597	120 597
Nominal value 120 597 Authorised capital 60 299	8.9		
Additional paid-in capital		724 562	724 562
Common shares and additional paid-in capital		845 159	845 159
Cumulative other comprehensive income			
Unrealised gains and losses on investments		225 391	190 389
Cumulative foreign currency translation adjustment		64 934	(41 409)
Other changes in cumulative other comprehensive income	8.10	(1 582)	(1 597)
Total other comprehensive income		288 743	147 383
Retained earnings		1 467 132	1 532 611
Shareholders' equity before minorities		2 601 034	2 525 153
Minority interests		556 453	531 328
Total shareholders' equity		3 157 487	3 056 481
		39 789 207	36 177 471

CONSOLIDATED STATEMENT OF INCOME
for the 2005 financial year

Figures in EUR thousand		2005	2004
	Notes	1.1.–31.12.	1.1.–31.12.
Gross written premium		9 668 534	9 566 568
Ceded written premium		1 907 756	2 142 862
Change in gross unearned premium		53 556	195 123
Change in ceded unearned premium		(75 505)	(43 436)
Net premium earned		7 738 829	7 575 393
Ordinary investment income	8.1	671 768	604 529
Profit/loss from investments in associated companies	8.1	3 863	2 239
Income/expense on funds withheld and contract deposits	8.1	343 121	382 055
Realised gains on investments	8.1	272 240	222 316
Realised losses on investments	8.1	110 000	54 933
Unrealised gains and losses on investments	8.1	14 471	10 699
Total depreciation, impairments and appreciation of investments	8.1	21 463	41 054
Other investment expenses	8.1	50 336	45 920
Net investment income		1 123 664	1 079 931
Other technical income	8.14	9 338	3 792
Total revenues		8 871 831	8 659 116
Claims and claims expenses	8.2	6 109 621	5 796 058
Change in benefit reserves	8.2	257 954	241 165
Commission and brokerage, change in deferred acquisition costs	8.2	1 902 722	1 623 037
Other acquisition costs	8.2	18 424	13 371
Other technical expenses	8.2	69 912	87 373
Administrative expenses		230 971	228 538
Total technical expenses		8 589 604	7 989 542
Other income and expenses	8.15	(160 029)	(130 816)
Operating profit/loss (EBIT)		122 198	538 758
Interest on hybrid capital		74 216	67 320
Net income before taxes		47 982	471 438
Taxes	8.5	(33 439)	138 158
Net income		81 421	333 280
thereof			
Minority interest in profit and loss		32 090	53 382
Group net income		49 331	279 898
Earnings per share			
Earnings per share in EUR	8.12	0.41	2.32

CONSOLIDATED STATEMENT

of changes in shareholders' equity 2005

Figures in EUR thousand	Common shares	Additional paid-in capital	Other reserves (cumulative other comprehensive income)			Retained earnings	Minority interests	Share-holders' equity
			Currency translation	Unrealised gains/ losses	Other			
Balance as at 1.1.2004	120 597	724 562	(7 821)	155 291	316	1 367 603	485 232	2 845 780
Capital increases/additions	–	–	–	–	–	–	4 255	4 255
Capital repayments	–	–	–	–	–	–	(1 617)	(1 617)
Changes without effect on income	–	–	(33 588)	35 098	(1 913)	(323)	7 405	6 679
Dividends paid	–	–	–	–	–	(114 567)	(17 329)	(131 896)
Net income	–	–	–	–	–	279 898	53 382	333 280
Balance as at 31.12.2004	120 597	724 562	(41 409)	190 389	(1 597)	1 532 611	531 328	3 056 481
Capital increases/additions	–	–	–	–	–	–	5 092	5 092
Capital repayments	–	–	–	–	–	–	(1 536)	(1 536)
Changes without effect on income	–	–	106 343	35 002	15	5 787	9 078	156 225
Dividends paid	–	–	–	–	–	(120 597)	(19 599)	(140 196)
Net income	–	–	–	–	–	49 331	32 090	81 421
Balance as at 31.12.2005	120 597	724 562	64 934	225 391	(1 582)	1 467 132	556 453	3 157 487

Figures in EUR thousand	2005	2004
	1.1.–31.12.	1.1.–31.12.
I. Cash flow from operating activities		
Net income	81 421	333 280
Appreciation/depreciation	44 715	69 908
Net realised gains and losses on investments	(162 240)	(167 383)
Amortisation of investments	7 876	12 761
Changes in funds held	1 612 331	(1 745 627)
Net changes in contract deposits	619 238	815 010
Changes in prepaid reinsurance premium (net)	21 080	(125 644)
Changes in tax assets/provisions for taxes	(106 159)	30 127
Changes in benefit reserves (net)	262 787	1 632 697
Changes in claims reserves (net)	17 681	601 176
Changes in deferred acquisition costs	(141 672)	(381 755)
Changes in other technical provisions	(11 968)	71 131
Changes in clearing balances	(628 048)	455 904
Changes in other assets and liabilities (net)	(62 696)	36 800
Cash flow from operating activities	1 554 346	1 638 385
II. Cash flow from investing activities		
Fixed-income securities – held to maturity		
Maturities	42 047	66 198
Purchases	(18 751)	(30 711)
Fixed-income securities – loans and receivables		
Maturities, sales	1 109 454	495 335
Purchases	(1 186 908)	(892 850)
Fixed-income securities – available for sale		
Maturities, sales	8 411 598	5 546 599
Purchases	(10 084 051)	(6 811 270)
Fixed-income securities – at fair value through profit or loss		
Maturities, sales	33 686	56 681
Purchases	(14 357)	(37 705)
Equity securities – available for sale		
Sales	1 045 210	994 915
Purchases	(910 126)	(1 114 453)
Other trading securities		
Sales	40 177	54 404
Purchases	(47 950)	(52 587)

Figures in EUR thousand	2005	2004
	1.1.–31.12.	1.1.–31.12.
Other invested assets		
Sales	55 624	64 423
Purchases	(92 122)	(58 044)
Affiliated companies and participating interests		
Sales	12 532	24 036
Purchases	(405)	(18 883)
Real estate		
Sales	12 205	–
Purchases	(460)	(623)
Short-term investments		
Changes	(166 847)	(4 030)
Other changes (net)	(39 463)	(26 318)
Cash flow from investing activities	(1 798 907)	(1 744 883)
III. Cash flow from financing activities		
Contribution from capital measures	3 556	2 326
Dividends paid	(140 196)	(131 897)
Proceeds from long-term debts	337 326	745 410
Repayment of long-term debts	(9 203)	(415 591)
Cash flow from financing activities	191 483	200 248
IV. Exchange rate differences on cash	37 188	(3 211)
Change in cash and cash equivalents (I.+II.+III.+IV.)	(15 890)	90 539
Cash and cash equivalents at the beginning of the period	481 051	390 512
Change in cash and cash equivalents according to cash flow statement	(15 890)	90 539
Cash and cash equivalents at the end of the period	465 161	481 051
Income taxes	(43 737)	(54 694)
Interest paid	(133 751)	(95 278)

SEGMENTAL REPORT

as at 31 December 2005

Hannover Re's segmental report is based on IAS 14 "Segment Reporting" and on the principles set out in German Accounting Standard No. 3 "Segment Reporting" (DRS 3) of the German Standards Council, supplemented by the requirements of DRS 3-20 "Segment Reporting of Insurance Enterprises".

The segments are shown after consolidation of internal transactions within the individual segment, but before consolidation across the segments. This is reported separately in the "Consolidation" column.

Segmentation of assets

Figures in EUR thousand	Property/casualty reinsurance		Life/health reinsurance	
	2005	**2004**	**2005**	**2004**
	31.12.	**31.12.**	**31.12.**	**31.12.**
Assets				
Held to maturity	324 208	346 569	22 349	18 930
Loans and receivables	476 725	357 384	40 219	9 061
Available for sale	10 065 983	7 958 315	1 713 446	1 366 913
At fair value through profit or loss	52 564	63 603	34 338	32 332
Trading	15 345	2 482	6 974	–
Other invested assets	881 565	750 925	49 695	56 476
Short-term investments	336 110	181 907	166 824	147 600
Cash	277 828	245 096	47 342	46 027
Total investments and cash under own management	12 430 328	9 906 281	2 081 187	1 677 339
Funds held by ceding companies	206 646	161 804	6 497 292	5 706 555
Contract deposits	–	1 522	278 028	216 382
Total investments	12 636 974	10 069 607	8 856 507	7 600 276
Reinsurance recoverables on unpaid claims	2 178 090	1 482 750	107 100	90 562
Reinsurance recoverables on benefit reserves	–	–	94 089	101 634
Prepaid reinsurance premium	131 957	77 944	950	1 429
Reinsurance recoverables on other reserves	(1 087)	10 226	5 353	(323)
Deferred acquisition costs	262 885	211 615	1 860 294	1 688 940
Accounts receivable	1 370 080	1 230 968	732 734	687 628
Other assets in the segment	2 234 829	1 937 405	167 942	213 950
Total	18 813 728	15 020 515	11 824 969	10 384 096

Financial reinsurance		Specialty insurance		Consolidation		Total	
2005	2004	2005	2004	2005	2004	2005	2004
31.12.	31.12.	31.12.	31.12.	31.12.	31.12.	31.12.	31.12.
81 375	84 219	–	–	30 785	30 785	458 717	480 503
96 376	28 416	–	–	132 662	260 085	745 982	654 946
1 136 026	1 373 711	1 912 719	1 307 301	768 293	865 373	15 596 467	12 871 613
1 209	1 143	–	–	–	–	88 111	97 078
515	–	–	–	–	–	22 834	2 482
63	75	706	1 846	–	36 657	932 029	845 979
161 173	25 955	105 509	174 519	142	20 690	769 758	550 671
12 655	13 400	118 256	154 253	9 080	22 275	465 161	481 051
1 489 392	1 526 919	2 137 190	1 637 919	940 962	1 235 865	19 079 059	15 984 323
1 455 396	3 084 639	12 086	12 293	(2 138)	–	8 169 282	8 965 291
–	–	–	–	–	–	278 028	217 904
2 944 788	4 611 558	2 149 276	1 650 212	938 824	1 235 865	27 526 369	25 167 518
141 950	508 314	2 738 741	2 430 105	(426 855)	(348 593)	4 739 026	4 163 138
–	–	–	–	–	–	94 089	101 634
383	1 797	390 253	454 533	(60 015)	(46 618)	463 528	489 085
–	–	15 170	–	–	–	19 436	9 903
6 358	14 828	98 964	78 890	–	–	2 228 501	1 994 273
305 422	263 049	1 006 901	979 421	(48 032)	(38 304)	3 367 105	3 122 762
50 527	43 617	165 874	157 540	(1 268 019)	(1 223 354)	1 351 153	1 129 158
3 449 428	5 443 163	6 565 179	5 750 701	(864 097)	(421 004)	39 789 207	36 177 471

Segmentation of technical and other liabilities

Figures in EUR thousand	Property/casualty reinsurance		Life/health reinsurance	
	2005	2004	2005	2004
	31.12.	31.12.	31.12.	31.12.
Liabilities				
Loss and loss adjustment expense reserves	12 513 061	9 161 851	1 284 403	1 054 320
Benefit reserves	–	–	5 779 169	5 277 529
Unearned premium reserves	1 181 376	964 304	21 057	26 047
Provisions for contingent commissions	119 164	106 671	36 439	33 294
Funds held under reinsurance contracts	472 497	557 880	297 910	153 395
Contract deposits	–	–	2 287 462	1 601 459
Reinsurance payable	415 907	873 446	261 138	319 682
Long-term liabilities	107 432	80 603	–	–
Other liabilities in the segment	1 492 279	1 214 938	1 150 229	1 320 088
Total	16 301 716	12 959 693	11 117 807	9 785 814

Financial reinsurance		Specialty insurance		Consolidation		Total	
2005	2004	2005	2004	2005	2004	2005	2004
31.12.	31.12.	31.12.	31.12.	31.12.	31.12.	31.12.	31.12.
2 789 737	4 834 860	4 051 892	3 538 168	(429 052)	(341 493)	20 210 041	18 247 706
–	–	–	–	–	–	5 779 169	5 277 529
68 613	58 305	769 691	823 871	(63 167)	(46 613)	1 977 570	1 825 914
34 948	24 491	–	7 762	–	–	190 551	172 218
25 707	–	339 365	257 510	–	(13 149)	1 135 479	955 636
155 490	119 439	–	–	–	–	2 442 952	1 720 898
108 495	187 713	400 915	366 264	(46 612)	(39 330)	1 139 843	1 707 775
–	–	67 602	–	1 370 497	1 115 738	1 545 531	1 196 341
220 240	141 425	887 386	600 433	(1 539 550)	(1 259 911)	2 210 584	2 016 973
3 403 230	5 366 233	6 516 851	5 594 008	(707 884)	(584 758)	36 631 720	33 120 990

SEGMENTAL REPORT
as at 31 December 2005

Segmental statement of income

Figures in EUR thousand	Property/casualty reinsurance		Life/health reinsurance	
	2005	2004	2005	2004
	1.1.–31.12.	1.1.–31.12.	1.1.–31.12.	1.1.–31.12.
Gross written premium	4 716 772	4 211 131	2 425 133	2 176 613
thereof				
From insurance business with other segments	151 890	124 099	18 369	68
From insurance business with external third parties	4 564 882	4 087 032	2 406 764	2 176 545
Net premium earned	3 920 010	3 456 244	2 257 613	1 956 345
Net investment income	540 655	440 694	275 262	221 624
Claims and claims expenses	3 506 809	2 630 008	1 415 209	1 212 593
Change in benefit reserves	–	–	257 954	241 165
Commission and brokerage, change in deferred acquisition costs and other technical income/expenses	823 864	639 326	684 142	589 555
Administrative expenses	91 476	88 411	59 315	55 953
Other income and expenses	(73 268)	(76 195)	(23 128)	(2 038)
Operating profit/loss (EBIT)	(34 752)	462 998	93 127	76 665
Interest on hybrid capital	–	–	–	–
Net income before taxes	(34 752)	462 998	93 127	76 665
Taxes	(49 831)	160 278	24 101	30 038
Net income	15 079	302 720	69 026	46 627
thereof				
Minority interest in profit or loss	10 738	32 061	9 421	8 577
Group net income	4 341	270 659	59 605	38 050

Financial reinsurance		Specialty insurance		Consolidation		Total	
2005	2004	2005	2004	2005	2004	2005	2004
1.1.–31.12.	1.1.–31.12.	1.1.–31.12.	1.1.–31.12.	1.1.–31.12.	1.1.–31.12.	1.1.–31.12.	1.1.–31.12.
924 140	1 183 268	1 774 141	2 121 144	(171 652)	(125 588)	9 668 534	9 566 568
1 393	1 421	–	–	(171 652)	(125 588)	–	–
922 747	1 181 847	1 774 141	2 121 144	–	–	9 668 534	9 566 568
833 808	1 206 144	743 317	955 125	(15 919)	1 535	7 738 829	7 575 393
234 674	342 159	58 002	37 547	15 071	37 907	1 123 664	1 079 931
683 166	1 182 572	518 979	771 964	(14 542)	(1 079)	6 109 621	5 796 058
–	–	–	–	–	–	257 954	241 165
310 136	247 757	175 121	248 508	(11 543)	(5 157)	1 981 720	1 719 989
5 657	4 088	76 630	80 875	(2 107)	(789)	230 971	228 538
7 291	9 436	(43 203)	(32 859)	(27 721)	(29 160)	(160 029)	(130 816)
76 814	123 322	(12 614)	(141 534)	(377)	17 307	122 198	538 758
–	–	–	–	74 216	67 320	74 216	67 320
76 814	123 322	(12 614)	(141 534)	(74 593)	(50 013)	47 982	471 438
15 464	20 835	(10 181)	(50 803)	(12 992)	(22 190)	(33 439)	138 158
61 350	102 487	(2 433)	(90 731)	(61 601)	(27 823)	81 421	333 280
11 931	13 558	–	–	–	(814)	32 090	53 382
49 419	88 929	(2 433)	(90 731)	(61 601)	(27 009)	49 331	279 898

Our secondary segmental reporting for the investments and gross written premium is based upon regional origin.

Investments[1]

Figures in EUR thousand	2005	2004
	31.12.	31.12.
Total investments excluding cash		
Germany	5 138 837	4 765 447
United Kingdom	1 003 165	996 060
France	989 583	852 254
Other	2 093 018	2 480 760
Europe	9 224 603	9 094 521
USA	7 677 451	5 008 610
Other	571 724	478 971
North America	8 249 175	5 487 581
Asia	239 891	102 971
Australia	410 876	495 386
Australasia	650 767	598 357
Africa	245 946	174 576
Other	243 407	148 237
Total	18 613 898	15 503 272

Gross written premium[1]

Figures in EUR thousand	2005	2004
	1.1.–31.12.	1.1.–31.12.
Gross written premium		
Germany	1 297 181	1 311 544
United Kingdom	1 602 793	1 081 063
France	351 008	438 730
Other	936 382	849 280
Europe	4 187 364	3 680 617
USA	3 933 255	4 453 953
Other	374 399	311 586
North America	4 307 654	4 765 539
Asia	384 678	362 922
Australia	374 992	345 720
Australasia	759 670	708 642
Africa	239 469	244 230
Other	174 377	167 540
Total	9 668 534	9 566 568

[1] *After elimination of internal transactions within the Group across segments*

Contents

1. General information

The parent company Hannover Rückversicherung AG ("Hannover Re") and its subsidiaries (collectively referred to as the "Hannover Re Group") transact all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as specialty insurance. The Group maintains business relations with more than 5,000 insurance companies in about 150 countries. With gross premium of approximately EUR 10 billion, Hannover Re is one of the largest reinsurance groups in the world. The company's global network consists of more than 100 subsidiaries, affiliates, branches and representative offices in 18 countries. The Group's German business is conducted exclusively by the subsidiary E+S Rück. We employ over 800 staff in Hannover and roughly 2,000 worldwide. The parent company is a joint-stock corporation, the registered office of which is located at Karl-Wiechert-Allee 50, 30625 Hannover, Germany.

Hannover Rückversicherung AG is a subsidiary of Talanx AG, which in turn is wholly owned by HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI).

2. Accounting principles and first-time adoption of IFRS

Hannover Re is obliged to prepare a consolidated financial statement and group management report in accordance with § 290 German Commercial Code (HGB). Furthermore, HDI is required by §§ 341 i et seq. German Commercial Code (HGB) to prepare consolidated annual accounts that include the annual financial statements of Hannover Re and its subsidiaries. Under § 291 Para. 3 No. 1 German Commercial Code (HGB), the consolidated annual accounts of the parent company do not release Hannover Re from its obligation to compile a consolidated financial statement.

Pursuant to EU Regulation (EC) No. 1606/2002, the present consolidated financial statement and group management report of Hannover Re have been drawn up for the first time in accordance with the International Financial Reporting Standards (IFRS) that are to be used within the European Union. The EU Regulation requires all capital-market-oriented enterprises that have their registered office in the EU to prepare their consolidated financial statements for financial years commencing after 31 December 2004 solely on the basis of IFRS. We have also made allowance for the supplementary regulations applicable pursuant to § 315a Para. 1 German Commercial Code (HGB) and the supplementary provisions of the parent company's Articles of Association as amended on 14 June 2005.

The consolidated financial statement for the 2004 financial year was drawn up and published in accordance with United States Generally Accepted Accounting Principles (US GAAP). A supplementary consolidated financial statement was prepared in accordance with IFRS for the 2004 financial year.

The transition to IFRS was effected in compliance with the application rules contained in IFRS 1 "First-time Adoption of International Financial Reporting Standards". We have therefore applied in full all IFRS in force as at 31 December 2005 as well as all interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and we have adjusted the comparative period of the previous year accordingly. On this basis the opening balance sheet of Hannover Re according to IFRS refers to 1 January 2004, which therefore constitutes the date of transition to IFRS for the Hannover Re Group. The cumulative effects of changes arising out of the transition were recognised directly in shareholders' equity (cf. Section 3 "Transition from US GAAP to IFRS").

Since 2002 the standards adopted by the International Accounting Standards Board (IASB) have been referred to as "International Financial Reporting Standards (IFRS)"; the standards dating from earlier years still bear the name "International Accounting Standards (IAS)". Standards are cited in our Notes accordingly; in cases where the Notes do not make explicit reference to a particular standard, the term IFRS is used.

In addition, the German Accounting Standards (DRS) adopted by the German Accounting Standards Committee (DRSC) have been observed insofar as they do not conflict with currently applicable IFRS.

The declaration of conformity required pursuant to § 161 German Stock Corporation Act (AktG) regarding compliance with the German Corporate Governance Code has been submitted and made available to the shareholders.

The annual financial statements included in the consolidated financial statement were for the most part drawn up as at 31 December. Pursuant to IAS 27.27 there is no requirement to compile interim accounts for Group companies with diverging reporting dates because their closing dates are no earlier than three months prior to the closing date for the consolidated financial statement.

The annual financial statements of all companies were initially drawn up in compliance with the provisions of the respective national laws and then transformed to IFRS in accordance with standard Group accounting and measurement rules.

The consolidated financial statement was drawn up in euros (EUR), the amounts shown have been rounded to EUR thousands and – provided this does not detract from transparency – to EUR millions. Figures indicated in brackets refer to the previous year.

The present consolidated financial statement was examined by the Supervisory Board, adopted at the meeting of the Supervisory Board held on 22 March 2006 and hence released for publication.

3. Transition from US GAAP to IFRS

In addition to the individual requirements of specific standards, the basic procedure for the transition to IFRS is set out in IFRS 1 "First-time Adoption of International Financial Reporting Standards". IFRS 1 contains optional and mandatory exceptions from the basic principle defined in IFRS 1.7 that all IFRS effective on the first closing date of 31 December 2005 are to be applied retrospectively, i. e. as if the financial statements had always been prepared in accordance with current IFRS.

The significant options of which Hannover Re availed itself are discussed below.

Business combinations prior to the date of transition

In principle, IFRS 1 requires that all business combinations be recognised as at 31 December 2005 subject to retrospective application of IFRS 3 "Business Combinations". This would mean that all business combinations in the past would have to be reconsolidated. Under the exemptions of IFRS 1.15 it is not necessary to apply IFRS 3 to business combinations recognised in accordance with other accounting principles prior to the date of transition; instead, the previous methods of consolidation and measurements may be retained. Hannover Re has applied the exemptions. Due to retention of the previous recognition in compliance with SFAS 141 "Business Combinations", the transition to IFRS as at 1 January 2004 did not have any effects.

Reporting of certain assets and liabilities at fair value or deemed cost

All intangible assets, non-current assets from property, plant and equipment and investment property recognised using the cost method are to be measured at the amortised costs calculated in accordance with IFRS. Hannover Re has not availed itself of the facilities contained in IFRS 1.16 to 1.19, under which non-current assets may be recognised at fair value or the deemed cost determined under IFRS.

Disclosures regarding financial instruments and insurance contracts

IFRS 1.36A offers the option of not applying the provisions of IAS 32 "Financial Instruments: Presentation and Disclosure" and IAS 39 "Financial Instruments: Recognition and Measurement" as well as the requirements of IFRS 4 "Insurance Contracts" to the comparative figures for the corresponding period of the previous year. Hannover Re did not avail itself of this exemption.

Hannover Re has complied with the exceptions to the basic requirements of the IFRS standards deemed mandatory under IFRS 1. Specifically, this involves the following requirements:

Derecognition of financial assets or financial liabilities prior to 1 January 2004

The requirements governing derecognition of financial instruments under IAS 39 are to be applied prospectively with effect from the date of the opening balance sheet as at 1 January 2004. This means that financial instruments derecognised prior to this date under previous accounting principles should not be recognised in accordance with IFRS, unless they need to be recognised again due to a later transaction or subsequent event.

Estimates

Estimates made as part of the IFRS opening balance sheet are based upon the same assumptions as those used to prepare the consolidated financial statements under the previous accounting principles, unless such assumptions were objectively incorrect.

Transition of consolidated shareholders' equity and consolidated net income

Transition of consolidated shareholders' equity

1.1.2004		Transition			
Figures in EUR thousand	US GAAP	Investments IAS 32/39	Currency translation IFRS 1/IAS 21	Other	IFRS
Common shares and additional paid-in capital	845 159	–	–	–	845 159
Cumulative other comprehensive income					
Unrealised gains/losses on investments	160 862	(5 571)	–	–	155 291
Gains and losses from currency translation	(340 938)	–	333 117	–	(7 821)
Other changes in cumulative other comprehensive income	(22 685)	21 861	–	1 140	316
Retained earnings	1 762 252	(42 108)	(333 117)	(19 424)	1 367 603
Shareholders' equity excl. minority interests	2 404 650	(25 818)	–	(18 284)	2 360 548
Minority interests					485 232
Shareholders' equity					2 845 780

31.12.2004		Transition			
Figures in EUR thousand	US GAAP	Investments IAS 32/39	Currency translation IFRS 1/IAS 21	Other	IFRS
Common shares and additional paid-in capital	845 159	–	–	–	845 159
Cumulative other comprehensive income					
Unrealised gains/losses on investments	170 496	19 893	–	–	190 389
Gains and losses from currency translation	(413 259)	–	371 850	–	(41 409)
Other changes in cumulative other comprehensive income	(2 890)	–	–	1 293	(1 597)
Retained earnings	1 957 178	(34 626)	(371 850)	(18 091)	1 532 611
Shareholders' equity excl. minority interests	2 556 684	(14 733)	–	(16 798)	2 525 153
Minority interests					531 328
Shareholders' equity					3 056 481

Transition of the consolidated statement of income for the 2004 financial year

1.1.–31.12.2004		Transition			
Figures in EUR thousand	US GAAP	Investments IAS 32/39	Currency translation IFRS 1/IAS 21	Other	IFRS
Group net income	309 140	7 482	(38 733)	2 009	279 898
Minority interest in profit or loss					53 382
Net income					333 280
Earnings per share in EUR	2.56				2.32

Minority interest

In contrast to US GAAP, IAS 1 "Presentation of Financial Statements" requires that the minority interest be recognised separately within Group shareholders' equity. A minority interest was therefore allocated to shareholders' equity in the amount of EUR 485.2 million in the IFRS opening balance sheet and EUR 531.3 million after tax as at 31 December 2004.

Whereas under US GAAP the minority interest reduces the net income or loss, IFRS require that it be shown separately as profit appropriation following the net income ("thereof" note). This difference in presentation caused the net income for the 2004 financial year to increase by EUR 53.4 million to EUR 333.3 million under IFRS compared to the net income reported for the same period under US GAAP.

Investments

IAS 39 "Financial Instruments: Recognition and Measurement", in the version to be used for the 2005 financial year, requires a change in the applicability criteria previously used by Hannover Re to determine a need for impairments of equities. Impairments are to be made if objective evidence suggests that the acquisition cost cannot be realised. Hannover Re considers securities to be impaired under IAS 39 if their fair value falls significantly, i.e. by at least 20%, or prolonged, i.e. for at least nine months, below acquisition cost. Under US GAAP we deemed equities to be impaired if their fair value was consistently below 80% of acquisition cost during the previous six months.

In conformity with US GAAP, IAS 39.69 prohibits the reversal of impairment losses on equities to the statement of income once an impairment has been taken. In contrast to US GAAP, adjustment of the cost basis is not an option for impaired securities. Impairment is tested in each reporting period using the criteria defined by Hannover Re. If a security is considered to be impaired on the basis of these criteria, IAS 39.68 requires that a value adjustment be recognised in the amount of the fair value less historical cost and less prior value adjustments.

IAS 39 is to be applied retrospectively. Consequently, accumulated depreciation of EUR 17.4 million from financial years prior to the date of transition was to be reclassified in the IFRS opening balance sheet from retained earnings to other comprehensive income.

As part of the first-time adoption of IAS 39 we recognised certain fixed-income securities in the category of loans and receivables and measured them at amortised cost. Under US GAAP these instruments were included in the available-for-sale portfolio and measured at fair value. The total changes in this category were reflected in a reduction in the unrealised gains on investments of EUR 0.6 million after tax in the IFRS opening balance sheet.

A further effect derived from the measurement of our participating interests in private equity firms in accordance with IAS 39 at fair value, or by way of approximation at "net asset value". Under US GAAP these participations were reported at cost of acquisition. The change caused an increase in other comprehensive income of EUR 0.8 million after tax.

We reclassified effects from the fair value measurement of interest rate swaps in an amount of EUR 21.9 million from the other changes in cumulative other comprehensive income to unrealised losses on investments. These interest rate swaps were taken up in connection with the issue of floating-rate debt in the amount of USD 400.0 million. The reader is referred to Section 8.8 "Loans and long-term liabilities" for further information.

Further effects, which led to an overall decrease of EUR 1.3 million after tax in unrealised gains on investments, were largely due to the change in the basis for the quoted fair value measurement from the average price to the market bid price.

The aforementioned changes were reflected altogether in an additional EUR 16.3 million of unrealised gains on investments. Taken together with the reclassification from other changes in cumulative other comprehensive income, the amount shown under this item in the IFRS opening balance sheet was EUR 5.6 million lower. As at 31 December 2004 the unrealised gains increased by altogether EUR 19.9 million compared to the amounts that were reported for the same date under US GAAP.

The decrease of EUR 42.1 million in retained earnings shown in the IFRS opening balance sheet was largely attributable to higher accumulated impairments of equities as well as the fair value measurement and foreign currency valuation of our participating interests in private equity firms in an amount of EUR 13.7 million after taxes and minority interests. In addition, the decrease was due to exercise of the so-called "fair value option" through the reclassification of certain fixed-income securities to the category "at fair value through profit or loss". Under US GAAP such securities were for the most part recognised as available for sale. As a consequence of the transition the cumulative changes in the value of these instruments since the date of acquisition therefore had to be netted with retained earnings.

These changes resulted in a charge of EUR 34.6 million after tax to retained earnings as at 31 December 2004.

In total, shareholders' equity was reduced by EUR 25.8 million in the IFRS opening balance sheet and by EUR 14.7 million as at 31 December 2004 due to the first-time adoption of IAS 39.

The improvement in the result for the 2004 financial year deriving from the retrospective application of IAS 39 can principally be attributed to the higher realised price gains on investments. Based on the reduction of EUR 17.4 million in the book values recognised in the IFRS opening balance sheet as a consequence of impairments, increased realised gains of EUR 3.3 million were reported in the financial year together with a decrease of EUR 2.0 million in write-downs.

As an additional factor, the fluctuations in value of the newly introduced asset category of financial assets at fair value through profit or loss – a category not recognised under US GAAP – also played a part in the change in the result.

All in all, this produced an improvement of EUR 7.5 million in net income.

Currency translation

IAS 21 "The Effects of Changes in Foreign Exchange Rates" requires that translation adjustments arising on the translation of the financial statements of foreign consolidated entities be recognised as a separate component of shareholders' equity in the consolidated financial statement. Under the optional exemptions of IFRS 1.21 and 1.22, all translation differences arising on consolidation of foreign consolidated entities may – in a departure from the basic standard – be realised outside the statement of income in the IFRS opening balance sheet. Hannover Re has applied this exemption.

The change caused a reduction of EUR 250.3 million in the retained earnings recognised in the IFRS opening balance sheet by way of a reclassification in the same amount from the changes in other comprehensive income to retained earnings.

This effect was reflected in an unchanged amount as at 31 December 2004.

Foreign currency transactions in the separate financial statements of consolidated entities are translated into the reporting currency at the rate of exchange on the date of the transaction. The recognition of the resulting translation gains and losses is determined pursuant to IAS 21 by the nature of the underlying balance sheet item. While translation differences on monetary items are directly reported in profit or loss in the period of their occurrence, translation differences on non-monetary items are first recognised outside the statement of income in a separate component of shareholders' equity and are only realised in profit or loss upon settlement of the underlying transaction. Application of these provisions led to recognition of a reduction of EUR 82.8 million after tax in the retained earnings reported in the IFRS opening balance sheet with no effect on income.

As at year-end 2004 a charge of EUR 121.6 million after tax was booked to retained earnings on account of this change.

As a consequence of these changes, a total burden of EUR 333.1 million was removed from the changes in other comprehensive income recognised in the IFRS opening balance sheet by reclassification into retained earnings outside the statement of income. The corresponding reclassification as at year-end 2004 amounted to EUR 371.9 million.

The aforementioned modified treatment of translation differences on monetary items within the scope of application of IAS 21 gave rise to a reduction of EUR 38.7 million in the Group net income for the 2004 financial year compared to the US GAAP result recognised for the same period.

Other effects

• Reinsurance contracts

In March 2004 the IASB published IFRS 4 "Insurance Contracts". The first standard governing the accounting of insurance contracts, it divides the "Insurance Contracts" project into two phases. IFRS 4 represents the outcome of Phase I and serves as a transitional arrangement until the IASB defines the measurement of insurance contracts after completion of Phase II. Underwriting business is to be subdivided into insurance or so-called investment contracts. Contracts with a significant insurance risk are considered to be insurance contracts, while contracts without significant insurance risk are to be classified as so called "investment contracts". The standard is also applicable to reinsurance contracts.

Hannover Re has applied the standard to the 2005 financial year and the previous year. IFRS 4 contains fundamental rules governing specific circumstances, such as the separation of embedded derivatives and unbundling of deposit components. In conformity with these basic rules of IFRS 4 and the IFRS Framework, Hannover Re is availing itself of the option of retaining the previously used accounting policies for underwriting items (US GAAP). This similarly extends to our credit reinsurance division, which we shall continue to include in the technical account as has hitherto been the case.

• Separation of embedded derivatives

In accordance with the requirements of IFRS 4.7 to 4.9, some derivatives embedded in reinsurance contracts are to be removed from the underlying insurance contract and accounted separately at fair value pursuant to IAS 39. Fluctuations in the fair value of derivative components are to be recognised in the statement of income in subsequent periods.

Within the scope of a contract-by-contract analysis, circumstances were identified in the life and health reinsurance segment that necessitate such separation. For the purposes of the IFRS opening balance sheet the values of the derivative components of these contracts were determined using appropriate mathematical models. This entails a change in our previous accounting policies due to the first-time adoption of IFRS 4, the effects of which result from transactions effected prior to the date of transition to IFRS. Pursuant to IFRS 1.11 we have booked the resulting adjustments of EUR 9.4 million before tax directly to retained earnings in the IFRS opening balance sheet, an item which therefore reflects a charge of EUR 5.6 million after tax.

• Adjustment of estimates from financial years prior to the date of the IFRS consolidated opening balance sheet

On the basis of the outcome of the aforementioned contract-by-contract analysis, it was necessary to adjust estimates from previous years in the life and health reinsurance segment. This gave rise to an increase of EUR 17.6 million before tax in the benefit reserves and a decrease of EUR 11.1 million before tax in the deferred acquisition costs. The necessary adjustments of EUR 17.2 million after tax were recognised outside the statement of income in retained earnings in the IFRS opening balance sheet in accordance with the requirements of IFRS 1.31 and 1.32.

Making allowance for tax of EUR 15.3 million and minority interests in shareholders' equity of EUR 1.9 million, the changes in the technical account set out above resulted in a charge of EUR 20.9 million to retained earnings in the IFRS opening balance sheet.

• Employee benefits

Assets and liabilities from defined benefit plans are to be measured in conformity with IAS 19 at the transitional date. For this purpose, it is necessary to retrospectively calculate and project the actuarial gains and losses for each pension plan since the commitment date or the date when IAS 19 entered into force. We have availed ourselves of the option provided under IFRS 1.20 – in a departure from IAS 19 – not to apply the corridor method for actuarial gains and losses. Upon first-time adoption of IFRS we therefore realised all actuarial gains or losses from defined benefit commitments in the IFRS opening balance sheet ("fresh start" method). In this context a corresponding increase of EUR 1.5 million was recognised in retained earnings. The corridor method will be used in subsequent consolidated financial statements.

Largely as a consequence of application of the aforementioned standards, the retained earnings recognised in the IFRS opening balance sheet were reduced by an amount of EUR 19.4 million after tax. In total the decrease in shareholders' equity from other effects amounted to EUR 18.3 million. As at 31 December 2004 the effects of the transition led to a reduction of EUR 18.1 million after tax compared to the retained earnings shown under US GAAP as at the same date, while shareholders' equity was EUR 16.8 million lower overall.

Classification of investments

Classification of investments as at 1 January 2004

Figures in EUR thousand	US GAAP 31.12.2003	IFRS transition	IFRS 1.1.2004
Held to maturity	498 695	16 314	515 009
Loans and receivables	–	256 059	256 059
Available for sale	12 045 162	(210 715)	11 834 447
At fair value through profit or loss	–	109 562	109 562
Trading	2 402	213	2 615
Shares in associated companies	–	162 604	162 604
Real estate	230 591	–	230 591
Other invested assets	633 886	(163 869)	470 017
Short-term investments	569 592	1 073	570 665
Total	13 980 328	171 241	14 151 569

The recognised investments increased by EUR 171.2 million in the context of the transition to IFRS. Of this amount, EUR 168.5 million is attributable to the modified presentation of accrued interest, which is now to be shown directly with the investment portfolios. Under US GAAP accrued interest was presented in a separate item outside the investments.

New asset categories were introduced as a consequence of the first-time adoption of IAS 32. The available-for-sale portfolio of EUR 12,045.2 million recognised under US GAAP alone accounted for EUR 149.7 million of the total accrued interest, an amount now recognised directly with the investments. Of this cumulative portfolio, an amount of EUR 256.1 million was reclassified as loans and receivables after allowance for the necessary revaluation effects. With regard to the modified valuation we would refer the reader to our explanatory comments concerning the effects of the transition resulting from investments which were reflected in shareholders' equity. In addition, by exercising the fair value option provided under IAS 39, further securities recognised in the available-for-sale portfolio under US GAAP plus accrued interest were reclassified as financial assets at fair value through profit or loss – which were thus shown at EUR 109.6 million in the IFRS opening balance sheet. They primarily consisted of structured securities such as convertible bonds and catastrophe bonds. The effected reclassifications, the change in the presentation of accrued interest and the changeover in the basis of fair value measurement from the average price to the quoted bid price led to an overall decrease of EUR 210.7 million in the available-for-sale portfolio to EUR 11,834.4 million.

Investments in associated companies are to be recognised separately under IAS 28. This led to a reclassification of EUR 138.4 million from the other invested assets, in which they were included under US GAAP. In addition IAS 28.23 requires the application of the equity method based on the investor's share of the results of operations of the investee. Consequently, the goodwill of EUR 24.2 million apportionable to the associated companies must be recognised together with the investments in associated companies. Under US GAAP this goodwill was shown under the other assets. Making allowance for these changes, investments in associated companies in an amount of EUR 162.6 million were recognised in the IFRS opening balance sheet.

The other portfolio changes were principally attributable to accrued interest as well as to circumstances described above with respect to the effects of the transition resulting from investments which were reflected in shareholders' equity.

Furthermore, embedded derivatives separated from insurance contracts were – as described above – recognised under investments for the first time.

Effects of the transition to IFRS on the consolidated cash flow statement as at 31 December 2004

Comparison of the cash flow statements drawn up in accordance with IAS 7 and SFAS 95 merely revealed changes due to different allocations in cash and cash equivalents as well as reclassifications between individual items of the balance sheet. That aside, the adoption of IFRS did not have any effects on the cash flow from operating, investing or financing activities.

4. Summary of major accounting policies

Financial assets: as a basic principle we recognise the purchase and sale of directly held financial assets as at the settlement date.

Financial assets held to maturity are comprised of non-derivative assets that entail fixed or determinable payments on a defined due date and are acquired with the intent and ability to be held until maturity. They are measured at amortised cost. Payment of the corresponding premiums or discounts is spread across the duration of the instruments in the statement of income using the effective interest rate method. Depreciation is taken in the event of permanent impairment.

Loans and receivables are non-derivative financial instruments that entail fixed or determinable payments on a defined due date and are not listed on an active market or sold at short notice. They are carried at amortised cost; premiums or discounts are deducted or added within the statement of income using the effective interest rate method until the amount repayable becomes due. Depreciation is taken only to the extent that repayment of a loan is no longer to be expected.

Financial assets at fair value through profit or loss consist of securities held for trading and those classified as measured at fair value through profit or loss since acquisition. In addition, all derivative financial instruments not acquired for hedging purposes are recognised here. Also reported here are all structured securities that would have needed to have been broken down had they been recognised as available for sale – a breakdown which Hannover Re did not make. Trading securities are carried at their fair value on the balance sheet date. If stock market prices are not available for use as fair values, the carrying values are determined – especially in the case of derivatives – using generally acknowledged measurement methods. All unrealised gains or losses from this valuation are recognised in net investment income. Securities held for trading encompass all fixed-income and variable-yield securities that we acquired for trading purposes and with the aim of generating short-term gains. Realised and unrealised gains or losses on financial assets carried at fair value through profit or loss are recognised directly in the statement of income in the period in which they occur.

Financial assets classified as available for sale are carried at fair value; accrued interest is recognised in this context. Unrealised gains and losses arising out of changes in the fair value of securities held as available for sale are recognised – with the exception of currency valuation differences on monetary items – in shareholder's equity after deduction of deferred taxes.

The fair value of fixed-income and variable-yield securities is determined primarily by means of prices fixed on publicly quoting markets or exchanges on the basis of "bid" prices. If such financial assets are not quoted on public markets, the fair value is calculated on the basis of the acknowledged effective interest rate method or estimated using other financial assets with similar credit rating, duration and return characteristics. Under the effective interest rate method the current market interest rate levels in the relevant fixed-interest-rate periods are always taken as a basis. The fair value of equities and equity-like financial assets is also calculated primarily on the basis of prices fixed on publicly quoting markets and exchanges.

Permanent impairments on all fixed-income and variable-yield securities are recognised directly in the statement of income. In addition, IAS 39.61 (rev. 2003) states that in the case of securities with the character of equity a significant or prolonged decrease in fair value below acquisiton cost constitutes objective evidence of impairment. In the event of permanent impairment, depreciation is taken on the fair value as at the closing date – if available, on the publicly quoted stock exchange price.

Netting of financial instruments: financial assets and liabilities were only netted and recognised in the appropriate net amount where expressly permitted in law (reciprocity; similarity and maturity), in other words if the intention is to offset such items on a net basis and this offsetting can be effected simultaneously.

Other invested assets are for the most part recognised at nominal value. Insofar as such financial assets are not listed on public markets (e.g. private equities), they are carried at the latest available "net asset value".

Investments in associated companies are valued at equity on the basis of the proportionate shareholders' equity attributable to the Group. The year-end result of an associated company relating to the Group's share is included in the net investment income and shown separately. As a general rule, the shareholders' equity and year-end result are taken from the associated company's latest available annual financial statement.

Real estate used by third parties (investment property) is valued at cost less scheduled depreciation and impairment. Straight-line depreciation is taken over the expected useful life – at most 50 years. Under the impairment test the market value of real estate for third-party use is determined using acknowledged valuation methods and compared with the carrying value. Maintenance costs and repairs are expensed. Value-enhancing expenditures are capitalised if they extend the useful life.

Cash is carried at face value.

Funds held are receivables due to reinsurers from their clients in the amount of their contractually withheld cash deposits; they are recognised at acquisition cost (nominal amount). Appropriate allowance is made for credit risks.

Accounts receivable: the accounts receivable under reinsurance business and the other receivables are carried at nominal value; value adjustments are made where necessary on the basis of a case-by-case analysis.

Deferred acquisition costs principally consist of commissions and other variable costs directly connected with the acquisition or renewal of existing reinsurance contracts. These acquisition costs are capitalised and amortised over the expected period of the underlying reinsurance contracts. Deferred acquisition costs are regularly tested for impairment.

Reinsurance recoverables on technical reserves: shares of our retrocessionaires in the technical reserves are calculated according to the contractual conditions on the basis of the gross technical reserves. Appropriate allowance is made for credit risks.

Intangible assets: in accordance with IFRS 3 "Business Combinations" scheduled depreciation is not taken on goodwill; instead, unscheduled depreciation is taken where necessary after an annual impairment test. For the purposes of the impairment test, goodwill is to be allocated pursuant to IAS 36 "Impairment of Assets" to so-called "cash generating units" (CGUs). Each CGU to which goodwill is allocated should represent the lowest level on which goodwill is monitored for internal management purposes and may not be larger than a primary or secondary segment. Following allocation of the goodwill it is necessary to determine for each CGU the recoverable amount, defined as the higher of the value in use and the fair value less costs to sell. The recoverable amount is to be compared with the book value of the CGU including goodwill. When the latter exceeds the recoverable amount, an impairment expense is to be recognised. The other intangible assets largely consist of purchased and self-developed software. This is recognised at acquisition cost less scheduled depreciation. The other intangible assets also contain – within the scope of corporate acquisitions – the expected present value of future profits (PVFP) at the time of acquisition of already existing life reinsurance portfolios; amortisation is taken according to the periods of the underlying acquired contracts. Intangible assets are regularly tested for impairment and unscheduled depreciation is taken where necessary.

Deferred tax assets: IAS 12 requires that assets-side deferred taxes be established if assets had to be recognised in a lower amount or liabilities in a higher amount in the consolidated balance sheet than in the tax balance sheet and if these differences will be cancelled out again for tax purposes in the future (so-called temporary differences). Deferred tax assets are also to be recognised on tax loss carry-forwards. Insofar as unrealised losses on securities are carried directly in shareholders' equity (cf. explanatory notes on financial assets held as available for sale), the resulting deferred tax assets are also recognised outside the statement of income. Valuation allowances are made for deferred tax assets as soon as realisation of the receivable no longer appears likely.

Other assets are accounted for at amortised cost. Own-use real estate is measured in the same way as investment property.

Technical reserves: the technical reserves are shown for gross account in the balance sheet, i.e. before deduction of the share attributable to our reinsurers; cf. here the remarks concerning the corresponding assets. The reinsurers' portion is calculated and accounted for on the basis of the individual reinsurance contracts.

Loss and loss adjustment expense reserves are constituted for payment obligations from reinsurance losses that have occurred but have not yet been settled. They are subdivided into reserves for reinsurance losses reported by the balance sheet date and reserves for reinsurance losses that have already been incurred but not yet reported (IBNR) by the balance sheet date. The loss and loss adjustment expense reserves are based on estimates that may diverge from the actual amounts payable. In reinsurance business a considerable period of time may elapse between the occurrence of an insured loss, notification by the insurer and pro-rata payment of the loss by the reinsurer. For this reason the best estimate of the future settlement amount is carried. With the aid of actuarial methods, the estimate makes allowance for past experience and assumptions relating to the future development. With the exception of a few reserves, future payment obligations are not discounted.

Benefit reserves are comprised of the underwriting reserves for guaranteed claims of ceding companies in life and health reinsurance. Benefit reserves are determined using actuarial methods on the basis of the present value of future payments to cedants less the present value of premium still payable by cedants. The calculation includes assumptions relating to mortality, disability, lapse rates and the future interest rate development. The actuarial bases used in this context allow an adequate safety margin for the risks of change, error and random fluctuation. They correspond to those used in the premium calculation and are adjusted if the original safety margins no longer appear to be sufficient.

Unearned premium is premium that has already been collected but is allocated to future risk periods. In reinsurance business flat rates are sometimes used if the data required for calculation pro rata temporis is not available.

Deferred tax liabilities: in accordance with IAS 12 deferred tax liabilities must be accounted for if assets are to be recognised in a higher amount or liabilities in a lower amount in the consolidated balance sheet than in the tax balance sheet and if these differences will be cancelled out again in the future for tax purposes (so-called temporary differences).

Long-term liabilities principally consist of subordinated debts that can only be satisfied after the claims of other creditors in the event of liquidation or bankruptcy. They are measured at amortised cost.

Shareholders' equity: the items "common shares" and "additional paid-in capital" are comprised of the amounts paid in by the parent company's shareholders on its shares. The retained earnings consist of reinvested profits generated by the Hannover Re Group companies in previous periods. In addition, in the event of a retrospective change of accounting policies, the adjustment for previous periods is recognised in the opening balance sheet value of the retained earnings and comparable items of the earliest reported period. Unrealised gains and losses from the fair value measurement of financial instruments held as available for sale are carried in cumulative other comprehensive income under unrealised price gains/losses from investments. Translation differences resulting from the currency translation of separate financial statements of foreign subsidiaries are recognised under gains and losses from currency translation.

Major discretionary decisions and estimates

*In the consolidated financial statement it is to some extent necessary to make estimates and as*sumptions which affect the assets and liabilities shown in the balance sheet, the information on contingent claims and liabilities as at the balance sheet date and the disclosure of income and expenses during the reporting period. Key facts and circumstances subject to such assumptions and estimates include, for example, the recoverability of contingent reinsurance liabilities, the recoverability of investments in associated companies, the valuation of derivative financial instruments as well as assets and liabilities relating to employee benefits. The actual amounts may diverge from the estimated amounts.

In order to measure the "ultimate liability" the expected ultimate loss ratios are calculated in non-life business with the aid of actuarial methods such as the "chain ladder" method. The development until completion of the run-off is projected on the basis of statistical triangles from the original notifications of ceding companies. In this context it is generally assumed that the future rate of inflation of the loss run-off will be analogous to the average rate of the past inflation contained in the data. The more recent underwriting years in actuarial projections are of course subject to greater uncertainty, although this can be considerably reduced with the aid of a variety of additional information on improvements in the rates and conditions of the business written and on loss trends. The amounts arrived at as the difference between the ultimate losses and the reported losses are set aside as the IBNR reserve for losses that have been incurred but are not yet known or have still to be reported.

By analysing a broad range of observable information it is possible to classify losses as major individual loss events. Measurement of the obligations existing in this connection is carried out using a separate process, which is based largely on contract-specific estimates.

For further details, for example concerning the modelling of natural catastrophe scenarios and the assumptions relating to asbestos and pollution risks, the reader is referred to our comments in section 7 "Management of technical and financial risks". We would further refer to our explanatory remarks on the technical reserves in section 4 "Summary of major accounting policies" and section 8.2 "Technical assets and liabilities".

In life business too the calculation of reserves and assets is crucially dependent on actuarial projections of the covered business. So-called model points are defined according to the type of business covered. The main distinguishing criteria are the age, sex and (non-)smoker status of the insured, tariff, policy period, period of premium payment and amount of insurance. The portfolio development is simulated for each model point, in which regard the key input parameters are either predefined by the tariff (e.g. allowance for costs, amount of premium, actuarial interest rate) or need to be estimated (e.g. mortality or disability rates, lapse rates). These assumptions are heavily dependent on country-specific parameters and on the sales channel, quality of the cedant's underwriting and claims handling, type of reinsurance and other framework conditions of the reinsurance treaty. The superimposition of numerous model points gives rise to a projection, which incorporates inter alia assumptions concerning the portfolio composition and the commencement of covered policies within the year. Such assumptions are estimated at the inception of a reinsurance treaty and subsequently adjusted to the actual production.

The projections, which cover various model scenarios ("conservative assumptions" versus "best estimate"), constitute the starting point for numerous areas of application encompassing quotation, the determination of carrying values and embedded values as well as contract-specific analyses, e.g. regarding the appropriateness of the recognised reinsurance liabilities ("liability adequacy test"). In this context we would refer the reader to our comments on technical assets and reserves in section 4 "Summary of major accounting policies" and on the "liability adequacy test" in section 8.2 "Technical assets and liabilities".

In determining the carrying values for certain financial assets it is sometimes necessary to make assumptions in order to calculate fair values. In this regard we would refer the reader to our remarks in Section 4 "Summary of major accounting policies" concerning financial assets at fair value through profit or loss and securities held as available for sale. Assumptions concerning the appropriate applicability criteria are necessary when determining the need for impairments on non-monetary financial assets held as available for sale. In this regard we would refer to our explanatory remarks in Section 3 "Transition from US GAAP to IFRS".

5. Consolidated companies and consolidation principles

Hannover Rückversicherung AG is the parent company of the Group. The consolidated financial statement includes ten German and sixteen foreign companies, as well as three foreign subgroups. Four German and three foreign associated companies were consolidated using the equity method.

In conformity with Item 7.1.4 of the recommendations of the German Corporate Governance Code as amended on 2 June 2005, the following table also lists major participations in unconsolidated third companies.

The figures for the capital and capital reserves as well as the result for the last financial year are taken from the local financial statements drawn up by the companies.

Companies included in the consolidated financial statement

Name and registered office of the company (Figures in currency units of 1 000)	Participation in %		Capital and reserves	Result for the last financial year
Affiliated companies resident in Germany				
Hannover Rück Beteiligung Verwaltungs-GmbH, Hannover/Germany	100.0	EUR	2 465 000	92 285
Zweite Hannover Rück Beteiligung Verwaltungs-GmbH, Hannover/Germany	100.0	EUR	379 996	(4)
Hannover America Private Equity Partners II GmbH & Co. KG, Hannover/Germany[1]	94.3	EUR	58 663	42
HAPEP II Holding GmbH, Hannover/Germany[1]	94.3	EUR	44 908	1 242
GbR Hannover Rückversicherung AG/ E+S Rückversicherung AG Grundstücksgesellschaft, Hannover/Germany	70.1	EUR	61 000	987
Hannover Euro Private Equity Partners III GmbH & Co. KG, Hannover/Germany[1]	63.8	EUR	23 337	(36)
HEPEP III Holding GmbH, Hannover/Germany[1]	63.8	EUR	8 178	(2)
E+S Rückversicherung AG, Hannover/Germany[2]	55.8	EUR	442 281	22 000
Hannover Euro Private Equity Partners II GmbH & Co. KG, Hannover/Germany[1]	54.9	EUR	36 988	942
HEPEP II Holding GmbH, Hannover/Germany[1]	54.9	EUR	28 011	895

Name and registered office of the company (Figures in currency units of 1 000)	Participation in %	Capital and reserves		Result for the last financial year
Affiliated companies resident abroad				
E+S Reinsurance (Ireland) Ltd., Dublin/Ireland	100.0	EUR	153 559	6 572
Hannover Finance (Luxembourg) S.A., Luxembourg/Luxembourg	100.0	EUR	18 842	(19 089)
Hannover Finance (UK) Limited, Virginia Water/United Kingdom	100.0	GBP	111 084	(9)
Hannover Life Reassurance Company of America, Orlando/USA	100.0	USD	113 145	3 406
Hannover Life Reassurance (Ireland) Ltd., Dublin/Ireland	100.0	EUR	183 104	13 263
Hannover Life Reassurance (UK) Ltd., Virginia Water/United Kingdom	100.0	GBP	32 052	3 121
Hannover Re Advanced Solutions Ltd., Dublin/Ireland[3]	100.0	EUR	31	–
Hannover Re (Bermuda) Ltd., Hamilton/Bermuda	100.0	EUR	888 312	61 278
Hannover Reinsurance (Dublin) Ltd., Dublin/Ireland	100.0	EUR	234 083	29 554
Hannover Reinsurance (Ireland) Ltd., Dublin/Ireland	100.0	EUR	527 938	40 432
Hannover Services (UK) Ltd., Virginia Water/United Kingdom	100.0	GBP	736	50
International Insurance Company of Hannover Ltd., Bracknell/United Kingdom	100.0	GBP	74 669	1 328
Hannover Finance, Inc., Wilmington/USA[2][4]	100.0	USD	638 778	(63 685)
Hannover Finance, Inc. compiles its own sub-group financial statement, including the following major companies in which it holds the following shares:				
Praetorian Financial Group, Inc., Wilmington/USA[2][4]	100.0	USD	407 699	1 324
Clarendon Insurance Group, Inc., Wilmington/USA[2][4]	100.0	USD	508 025	(57 454)
Hannover Reinsurance Group Africa (Pty) Ltd., Johannesburg/South Africa	100.0	ZAR	127 629	24 450
Hannover Reinsurance Group Africa (Pty) Ltd. compiles its own sub-group financial statement, including the following major companies in which it holds the following shares:				
Hannover Life Reassurance Africa Ltd., Johannesburg/South Africa[2]	100.0	ZAR	84 067	15 717
Hannover Reinsurance Africa Ltd., Johannesburg/South Africa[2]	100.0	ZAR	448 788	71 919
Hannover Re Real Estate Holdings, Inc., Orlando/USA[5]	94.0	USD	131 776	3 700

Name and registered office of the company (Figures in currency units of 1 000)	Participation in %	Capital and reserves		Result for the last financial year
Hannover Re Real Estate Holdings, Inc. holds a sub-group including the following major companies in which it holds the following shares:				
Hannover USA Real Estate Corporation, Orlando/USA [5]	100.0	USD	51 998	2 098
Summit at Southpoint Corporation, Jacksonville/USA [5]	100.0	USD	7 400	48
5115 Sedge Corporation, Chicago/USA [5]	100.0	USD	2 010	167
Penates A, Ltd., Tortola/British Virgin Islands [5]	88.1	USD	82 814	5 960
WRH Offshore High Yield Partners, L.P., Wilmington/USA [5]	86.7	USD	50 190	2 866
Hannover Life Re of Australasia Ltd., Sydney, Australia	77.9	AUD	166 537	22 834
Associated companies resident in Germany				
Oval Office Grundstücks GmbH, Hannover/Germany	50.0	EUR	63 092	1 428
DSP Deutsche-Senior-Partner AG, Bonn/Germany [6]	49.0	EUR	100	(509)
WeHaCo Unternehmensbeteiligungs-AG, Hannover/Germany [6]	31.2	EUR	70 728	7 039
HANNOVER Finanz GmbH Beteiligungen und Kapitalanlagen, Hannover/Germany [6]	25.0	EUR	76 654	6 857
Associated companies resident abroad				
ITAS Assicurazioni S.p.A., Trento/Italy [2]	43.7	EUR	55 981	2 425
ITAS Vita S.p.A., Trento/Italy [2]	34.9	EUR	64 711	6 813
WPG CDA IV Liquidation Trust, Grand Cayman/Cayman Islands [6] [7] [8]	26.8	USD	1 974	(20)
Participations in Germany				
Internationale Schule Hannover Region, Hannover/Germany [9]	11.1	EUR	815	75
Participations abroad				
Mediterranean Re, PLC, Dublin/Ireland	33.3	USD	3 925	20
Inter Ocean Holdings Ltd., Hamilton/Bermuda [10] [11]	9.1	USD	71 501	(1 410)

1) Financial year as at 30 September 2005
2) Provisional (unaudited) figures
3) Inactive company
4) IFRS figures
5) US GAAP figures
6) Financial year as at 31 December 2004
7) Company is in liquidation
8) Formerly: WPG Corporate Development Associates IV (Overseas) L.L.C.
9) Financial year as at 31 July 2005
10) Consolidated figures
11) Financial year as at 31 October 2005

Capital consolidation

The capital consolidation complies with the prescriptions of IAS 27 "Consolidated and Separate Financial Statements". Subsidiaries are consolidated as soon as Hannover Re acquires a majority voting interest or de facto controlling influence. The capital consolidation is based on the revaluation method.

In the context of the "purchase accounting" method the acquisition costs of the parent company are netted with the proportionate shareholders' equity of the subsidiary at the time when it is first included in the consolidated financial statement after the revaluation of all assets and liabilities. After recognition of all acquired intangible assets that in accordance with IFRS 3 "Business Combinations" are to be accounted for separately from goodwill, the difference between the revalued shareholders' equity of the subsidiary and the purchase price is recognised as goodwill. Under IFRS 3, in conformity with the existing procedure under US GAAP, scheduled amortisation is not taken on goodwill. Instead, unscheduled amortisation is taken where necessary on the basis of annual impairment tests. Immaterial and negative goodwill are recognised in the statement of income in the year of their occurrence. Where minority interests in shareholders' equity exist, such interests are reported within Group shareholders' equity.

The minority interest in profit or loss amounted to EUR 32.1 million (EUR 53.4 million) as at 31 December 2005.

Companies over which Hannover Re is able to exercise a controlling influence ("associated companies") are normally consolidated "at equity" with the proportion of the shareholders' equity attributable to the Group. A controlling influence is presumed to exist if a company belonging to the Hannover Re Group directly or indirectly holds at least 20% – but no more than 50% – of the voting rights. Income from investments in associated companies is recognised separately in the consolidated statement of income.

Debt consolidation

Receivables and liabilities between the companies included in the consolidated financial statement were offset against each other.

Consolidation of expenses and profit

The effects of business transactions within the Group were eliminated.

Consolidation of special purpose entities

Securitisation of reinsurance risks

The securitisation of reinsurance risks is largely structured through the use of special purpose entities. The existence of a consolidation requirement in respect of such entities is to be examined in accordance with SIC-12 "Consolidation – Special Purpose Entities". In cases where IFRS do not currently contain any specific standards, Hannover Re's analysis – in application of IAS 8.12 – again falls back on the relevant standards of US GAAP.

Within the scope of the portfolio-linked securitisation of certain reinsurance risks under transactions concluded in the years 1993 to 1999, Hannover Re retroceded business on a proportional basis to an insurance enterprise in the form of a special purpose entity that finances the business via the international capital markets. The company has been undergoing winding up since February 2003, a process that is likely to be completed in the first quarter of 2006. The residual assets of the special purpose entity as at 31 December 2005 remained unchanged at EUR 1.3 million and do not give rise to any risk of loss for Hannover Re.

In the period from March 2002 to December 2004 Hannover Re retroceded natural catastrophe risks (including hurricanes and earthquakes in the USA, windstorms in Europe and earthquakes in Japan) as well as worldwide aviation on a proportional basis to a special purpose entity that financed the business via the international capital markets. The transaction was terminated as per the contractual agreement effective 31 December 2004. The entity's liable equity capital was repaid in full to investors in the second half of the 2005 financial year.

Since November 2000 Hannover Re has held voting equity interests in a special purpose entity for the securitisation of reinsurance risks in France and Monaco. The securitisation ended as per the contractual agreement on 18 November 2005. The bonds issued as security were repaid in full to investors. The special purpose entity is expected to be wound up in the 2006 financial year.

Since 20 September 2002 Hannover Re has held the equity of a special purpose entity for the purchase and handling of so-called "life settlements" through its Irish subsidiary Hannover Life Reassurance (Ireland) Ltd. The entity's total financing volume amounted to EUR 333.8 million as at the balance sheet date. The entire technical risk of the special purpose entity is borne by an insurance company. This cedant retrocedes part of the risk to Hannover Re. The contract was terminated with effect from 30 June 2003. The special purpose entity is closed for the acceptance of new business and is currently in the process of winding up. Hannover Re does not exercise a controlling influence in any of its business relations with the company.

Investments

Within the scope of asset management activities Hannover Re has participated in numerous special purpose entities since 1988, which for their part transact certain types of equity and debt capital investments. On the basis of our analysis of our relations with these entities we concluded that the Group does not exercise a controlling influence in any of these transactions and a consolidation requirement therefore does not exist.

Since May 1994 Hannover Re has participated in a number of special purpose entities for the securitisation of catastrophe risks by taking up certain capital market securities known as "disaster bonds" (or "CAT bonds"). Since Hannover Re does not exercise a controlling influence in any of these transactions either there is no consolidation requirement.

6. Major acquisitions, new formations and other corporate changes

DSP Deutsche-Senior-Partner AG, Bonn, which was established in the 2004 financial year, was included in the consolidated financial statement in the 2005 financial year using the equity method of consolidation.

Hannover Re Sweden Insurance Company Ltd., which had been inactive since the 2002 financial year, was wound up in April 2005.

The following share transfers were effected and intermediate holding companies established in the 2005 financial year with an eye to the segment-oriented restructuring of the Hannover Re Group. Overall, they did not have any implications for the Group's earnings situation:

Within the scope of two capital increases in the form of contributions in kind Hannover Re transferred its shares in Hannover Re (Bermuda) Ltd. and Hannover Reinsurance (Ireland) Ltd. to Hannover Rück Beteiligung Verwaltungs-GmbH in August 2005.

In November 2005 E+S Rück AG returned its shares in its subsidiary E+S Reinsurance (Ireland) Ltd., which had been converted to redeemable preference shares, to E+S Reinsurance (Ireland) Ltd. after the latter had increased its common shares by EUR 39.0 million. Hannover Re (Ireland) Ltd. subscribed to the capital increase and contributed a premium of EUR 128.0 million. Following reduction of the nominal capital of E+S Reinsurance (Ireland) Ltd. by EUR 39.0 million, Hannover Re (Ireland) Ltd. is now the sole shareholder of E+S Reinsurance (Ireland) Ltd.

Zweite Hannover Rück Beteiligung Verwaltungs-GmbH was established in September 2005. The company has been included in the consolidated financial statement since the third quarter of 2005. Hannover Re contributed the share capital of the company in kind through the transfer of its shares in Hannover Life Reassurance (Ireland) Ltd. In addition, Hannover Re transferred its shares in Hannover Life Reassurance Company of America to the company in December 2005 by way of a capital increase in the form of a contribution in kind.

In July 2005, as part of the restructuring of the Clarendon Group, the Praetorian Financial Group, Inc., Delaware, was established as a wholly owned subsidiary of Hannover Finance, Inc. In this connection the shares in the Insurance Corporation of Hannover and Redland Insurance Company were transferred from Clarendon National Insurance Company to Hannover Finance, Inc., which then transferred them as a contribution in kind to the Praetorian Financial Group, Inc.

7. Management of technical and financial risks

7.1 General risk management

Claims trends around the world are constantly monitored as part of the management of global risks. In the year under review particularly close attention was paid to claims associated with asbestos, silica, pollution damage, electromagnetic fields and pharmaceutical risks.

Developments affecting the relevant legal fields and applicable accounting standards (IFRS/US GAAP) are also subject to continuous monitoring. Particularly significant at the present time are developments in supervisory law, compliance requirements (especially as regards insider trading laws and anti-trust legislation) and tax law. Monitoring is carried out by specialised units within Hannover Re.

Hannover Re uses detailed simulation models to analyse the frequency of natural disasters due to climate changes and the extent of the resulting losses (e.g. storm frequencies and intensities). To this end we use recognised simulation models and also employ our own scientists, who control the quality of licensed models and develop in-house tools. The most significant events for Hannover Re in the year under review were the hurricanes "Katrina", "Rita" and "Wilma". Our burden of losses from these events amounted to EUR 2,071.8 million for gross account and EUR 838.2 million net. The major natural disasters in 2005 revealed structural shortcomings in the risk models. As an immediate step – in order to adjust the basis of our calculations to ensure that they are commensurate with the risks – we are adding extra safety loadings to the results of our simulation models.

The diversification of our portfolio also serves as a risk-reducing measure. Diversification reduces by altogether roughly 50% the equity resources otherwise required in property and casualty reinsurance and at the same time promotes risk spreading across business groups.

Diversification effects halve the required capital


in %
100
75
50
25
0
13
7
18
9
16
13
20
100
81
83
69
65
57
57
50
Property/Casualty
Property/Casualty and Specialty
Property/Casualty and Financial
Property/Casualty, Specialty and Financial
Property/Casualty and Life/Health
Property/Casualty, Specialty and Life/Health
Property/Casualty, Financial and Life/Health
Property/Casualty, Specialty, Financial and Life/Health
Capital required after full allowance for diversification
Relief afforded by diversification
(compared to linear addition of the business groups)

Risk spreading across business groups


in EUR million
450
400
350
300
250
200
150
100
50
0
-50
-100
-150
11
18
46
23
(76)
267
43
40
30
154
355
42
99
47
167
280
89
36
272
(91)
49
49
60
4
(2)
2001
2002
2003
2004
2005
Property/casualty reinsurance
Life/health reinsurance
Consolidation
Financial reinsurance
Specialty insurance

The use of stress tests and sensitivity analyses constitutes a global risk management tool. Starting from the expected scenario for a one-year time horizon, the possible future implications of changes in crucial capital market and underwriting variables for shareholders' equity and net income are examined. The anticipated scenario includes estimates of future developments according to our budgetary planning and is based on our internal risk model. In the following illustrative simulation we assume the occurrence of the modelled events in the course of 2006.

Market scenarios

Figures in EUR million	Effect on forecast shareholders' equity as at 31 December 2006
Rise in the overall interest rate curve: from 200 basis points for the three-month interest rate to 100 basis points for the 10-year interest rate (with a linear interpolation between the two)	(465)
Parallel downward shift in the interest rate curve by 100 basis points	396
Decline in global equity markets by 35%	(411)

Stress test for natural catastrophes after retrocessions

Figures in EUR million	Effect on forecast net income for 2006
100-year loss California earthquake	(270)
100-year loss European windstorm	(281)
100-year loss Florida windstorm	(382)

In addition to considering individual scenarios, more extensive investigations are conducted using the internal risk model. Mathematical models are used for all relevant variables in order to generate a large number of conceivable future scenarios. This opens up a broad variety of avenues of exploration for better understanding the company's overall risk situation. It is thus possible, for example, to make certain probability statements regarding the development of shareholders' equity or dividend payments for various time horizons.

7.2 Technical risks

Technical risks can be essentially divided into risks of random fluctuation, error and change.

Risks of random fluctuation refer to possible divergences in the collective actual amount of claims from the estimated empirical value as a consequence of random fluctuations in the volume or number of claims.

Risks of error derive from divergences in the collective actual amount of claims from the estimated empirical value due to an inaccurate estimation of the probability distribution of the total loss.

Risks of change describe possible divergences in the collective actual amount of claims from the estimated empirical value as a consequence of the fact that the probability distribution of the total loss unexpectedly experiences a significant change – for example due to economic or legal deviations from the estimation parameters – after the estimation is made.

The exact allocation of claim materialisations to the aforementioned risk categories often gives rise to problems of differentiation.

Our management of technical risks is therefore particularly concerned with the core areas discussed below.

The combined ratio is tracked over time in order to monitor the risk of losses exceeding premiums in property and casualty reinsurance.

Combined and catastrophe loss ratio over the past ten years

Figures in %	2005	2004	2003[1]	2002[1]	2001[1]	2000[1]	1999[1]	1998[1]	1997[2]	1996[2]
Combined ratio	112.8	97.2	96.0	96.3	116.5	107.8	111.1	108.1	99.5	100.4
Thereof catastrophe losses[3]	26.3	8.3	1.5	5.2	23.0	3.7	11.4	3.5	1.5	2.7

[1] Based on figures reported in accordance with US GAAP
[2] Based on figures reported in accordance with the German Commercial Code (HGB)
[3] Natural catastrophes and other man-made major losses > EUR 5 million gross for the share of the Hannover Re Group as a percentage of net premium earned

The loss reserves in non-life business are determined using actuarial methods. The point of departure is the information provided by our cedants. In addition to the losses reported to us by our clients, we establish additional reserves where necessary on the basis of our own loss assessments. Furthermore, we constitute a so-called IBNR (incurred but not reported) reserve for claims that have probably already occurred but have not yet been reported to us. These claims primarily relate to the liability lines. The IBNR reserve established by the Hannover Re Group amounted to EUR 2,737.9 million in the year under review. It is calculated according to a breakdown into risk categories and regions. The anticipated ultimate loss ratios are determined in altogether 53 subsegments with the aid of statistical run-off triangles and actuarial methods. The calculations of our own insurance actuaries are regularly reviewed by external actuaries and auditors.

The correct measurement of loss reserves for asbestos- and pollution-related claims is a highly complex matter. Decades may elapse between causation of the loss and reporting of the claim. Hannover Re's exposure to asbestos-related claims and pollution damage is comparatively slight. The relative level of these reserves is measured using the so-called "survival ratio". This ratio expresses how many years the reserves would cover if the average level of paid claims over the past three years were to continue. As at the end of the year under review our survival ratio stood at 26.0 years.

Reserves for asbestos-related claims and pollution damage

	2005			2004		
	Individual loss reserves in EUR million	IBNR reserves in EUR million	Survival ratio in years	Individual loss reserves in EUR million	IBNR reserves in EUR million	Survival ratio in years
Asbestos-related claims/ pollution damage	21.9	133.6	26.0	21.6	96.3	29.7

The business that we accept is not always fully retained, but instead portions are retroceded as necessary. In order to minimise the default risk it is important to select our retrocession partners carefully in light of credit considerations. 93.2% of our retrocessionaires have a so-called investment grade rating (AAA to BBB), and 90.1% thereof are rated "A" or better. The average default rate over the past three years was 0.8%. In terms of the Hannover Re Group's major companies, less than 6.2% of our accounts receivable from reinsurance business were older than 90 days as at the balance sheet date.

32.6% of our recoverables from reinsurance business are secured by deposits or letters of credit. What is more, for the majority of our retrocessionaires we also function as reinsurer, meaning that in principle recoverables can potentially be set off against our own liabilities. Since 2001 we have – as an additional step – consistently reduced the level of recoverables by altogether 29.6%.

Recoverables from reinsurers

Figures in EUR billion	2001	2002	2003	2004	2005
Recoverables	6.8	6.2	4.4	4.2	4.7

Split of recoverables from reinsurers by external rating classes

Figures in %	AAA	AA	A	BBB	<BBB	No rating
Recoverables	12.5	32.7	44.9	3.1	1.1	5.7

Our large proportion of broker business gives rise to potential default risks (e.g. loss of the premium paid by the cedant to the broker or double payment of claims). This risk potential is therefore actively tracked and minimised with the aid of a number of measures. All broker relationships are reviewed once a year on a rotating basis with an eye to criteria such as the existence of professional indemnity insurance, payment performance and proper contract implementation.

The retention, i.e. the portion of assumed risks that we do not retrocede, developed as follows in recent years:

Retention of gross written premium

in %	2005	2004	2003	2002	2001
Hannover Re Group	80.3	77.6	71.9	65.3	61.7
Property and casualty reinsurance	84.4	83.0	72.2	62.7	67.8
Life and health reinsurance	92.8	90.2	85.1	86.9	73.7
Financial reinsurance	90.6	93.3	94.3	95.2	76.4
Specialty insurance	40.1	40.6	46.4	37.8	27.4

The controlling of aggregate limits is a risk management tool that serves to avoid concentrations of risks and conserve shareholders' equity. The purpose of aggregate controlling is to specify the strain on the Hannover Re portfolio for defined natural catastrophe scenarios and return periods. In this connection, the sum total of the expected exposures from one or more treaties is calculated for a specific combination of countries and hazard zones and a defined probability (e.g. 1% probability = 100-year return period).

The reserves in life business are calculated in accordance with actuarial principles using secure biometric actuarial bases and with the aid of portfolio information provided by our clients. Local supervisory authorities ensure that the reserves established by ceding companies satisfy all requirements with respect to the calculation methods used and assumptions made (e.g. use of mortality and disability tables, assumptions regarding the lapse rate etc.). Due to the prefinancing of our clients' new business acquisition costs the lapse risk and the credit risk are also of major importance. In many instances the interest rate guarantee risk is only of minimal risk relevance owing to contractual exclusions and the use of conservative assumptions. Our asset/liability management is subject to constant enhancement with a view to minimising the interest rate risk. A key tool of our value-oriented management in the area of life and health reinsurance is systematic tracking of the development of the value in force of the net portfolio as well as sensitivity analyses performed on this basis, a major element of off-balance-sheet embedded value reporting. These analyses are used to simulate the influence of key parameters (e.g. persistency of the in-force business, discount rate, mortality and morbidity) on the value in force. In this context it is evident that thanks to the diversification of the business the risk of unfavourable underwriting experiences due to unforeseen movements in these parameters is minimal.

7.3 Investment risks

Risks in the investment sector consist primarily of market, credit and liquidity risks. The most significant market price risks are share price, interest rate and currency risks. The "value at risk" (VaR) is a vital tool used for managing market price risks. The VaR is determined on the basis of historical data, e.g. for the volatility. As part of these calculations the probability of losing a certain portion of our portfolio is calculated. The calculation of this maximum loss potential is performed with a confidence level of 95 % and a holding period of ten days. Our range of tools is complemented by stress tests and sensitivity analyses. Detailed investment guidelines and defined loss limits are in force for the entire Hannover Re Group, compliance with which is monitored by risk controlling.

Share price risks derive from unfavourable changes in the value of equities and equity or index derivatives due, for example, to downward movements on particular stock indices. We spread the equity price risks through systematic diversification across various sectors and regions.

Interest rate risks refer to an unfavourable change in the value of financial assets held in the portfolio due to changes in the general interest rate level. Declining interest rates lead to increases and rising interest rates to decreases in the fair value of fixed-income securities portfolios.

Currency risks are of considerable importance to an internationally operating reinsurance enterprise that writes a significant proportion of its business in foreign currencies. These risks are, however, largely neutralised since we systematically adhere to the principle of matching currency coverage.

Credit risks may arise out of a failure to pay (interest and/or capital repayment) or change in the credit status (rating downgrade) of issuers of securities. We attach vital importance to credit assessment conducted on the basis of the quality criteria set out in the investment guidelines.

The liquidity risk refers to the risk that it may not be possible to sell holdings or close open positions due to the illiquidity of the markets – or to do so only with delays or price markdowns – as well as the risk that the traded volumes influence the markets in question. Regular liquidity planning and a liquid asset structure ensure that Hannover Re is able to make the necessary payments at all times. We manage the liquidity risk inter alia by allocating a liquidity code to every security. The spread of investments across the various liquidity classes is specified in the monthly investment reports and controlled by limits.

We use short-call and long-put options as well as swaps to partially hedge portfolios, especially against price, exchange and interest rate risks. In the year under review we also used derivative financial instruments to optimise our portfolio in light of risk/return considerations. The contracts are concluded solely with first-class counterparties and compliance with the standards defined in the investment guidelines is strictly controlled in order to avoid risks associated with the use of such transactions.

The fair value of our securities would develop as follows as at the balance sheet date subject to the following assumptions:

Scenarios for changes in the fair value of our securities as at the balance sheet date

Portfolio	Scenario	Portfolio change based on fair value in EUR million
Equity securities	Share prices +10%	+121.3
	Share prices +20%	+242.7
	Share prices - 10%	(121.3)
	Share prices - 20%	(242.7)
	Fair value as at 31.12.2005	1 213.3
Fixed-income securities	Yield increase +100 basis points	(690.3)
	Yield increase +200 basis points	(1 313.7)
	Yield decrease - 100 basis points	+748.8
	Yield decrease - 200 basis points	+1 560.7
	Fair value as at 31.12.2005	15 708.8

For detailed remarks on our risk management system please see the risk report contained in the management report.

8. Notes on the individual items of the balance sheet and statement of income

8.1 Investments including income and expenses

Investments are measured in accordance with IAS 39 "Financial Instruments: Recognition and Measurement".

Hannover Re classifies investments according to the following categories: held-to-maturity, loans and receivables, financial assets at fair value through profit or loss and available-for-sale. The allocation and measurement of investments are determined by the investment intent.

The investments also encompass investments in associated companies, investment property, other invested assets, short-term investments, cash and funds held/contract deposits.

For further explanation please see Section 4 "Summary of major accounting policies".

Maturities of the fixed-income and variable-yield securities

Figures in EUR thousand	2005		2004	
	Cost or amortised cost	Fair value	Cost or amortised cost	Fair value
	31.12.	31.12.	31.12.	31.12.
Held to maturity				
due in one year	57 293	57 769	37 587	38 381
due after one through two years	49 301	51 086	62 212	63 879
due after two through three years	23 118	23 176	48 525	51 768
due after three through four years	–	–	3 479	3 479
due after four through five years	10 538	10 986	–	–
due after five through ten years	316 565	342 977	307 118	327 836
due after ten years	1 902	1 902	21 582	23 854
Total	458 717	487 896	480 503	509 197
Loans and receivables				
due in one year	37 417	37 579	281 210	281 145
due after one through two years	19 015	19 709	76 389	76 769
due after two through three years	24 609	26 934	155 288	158 385
due after three through four years	63 631	62 955	25 139	27 890
due after four through five years	127 626	126 003	56 569	56 902
due after five through ten years	436 778	435 410	60 351	63 800
due after ten years	36 906	36 766	–	–
Total	745 982	745 356	654 946	664 891
Available for sale				
due in one year	1 543 185	1 529 823	1 934 395	1 948 524
due after one through two years	1 419 412	1 397 314	1 676 649	1 678 117
due after two through three years	2 037 995	2 028 214	1 763 640	1 764 534
due after three through four years	1 638 228	1 617 552	2 162 671	2 173 521
due after four through five years	1 557 596	1 568 347	1 379 736	1 395 164
due after five through ten years	5 175 331	5 208 951	1 596 496	1 642 121
due after ten years	983 662	1 032 975	1 141 915	1 169 064
Total	14 355 409	14 383 176	11 655 502	11 771 045
Financial assets at fair value through profit or loss				
due in one year	51 319	51 319	64 930	46 146
due after one through two years	4 310	4 489	1 650	1 650
due after two through three years	828	939	4 713	5 088
due after three through four years	–	–	1 118	1 195
due after four through five years	–	–	–	18 467
due after five through ten years	–	–	–	–
due after ten years	31 722	31 364	22 042	24 532
Total	88 179	88 111	94 453	97 078

The stated maturities may in individual cases diverge from the contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

Variable-rate bonds (so-called "floaters") are shown under the maturities due in one year and constitute our interest-related, within-the-year reinvestment risk.

Amortised cost, unrealised gains and losses and accrued interest on the portfolio of investments classified as held to maturity as well as their fair value

Figures in EUR thousand	2005				
	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Investments held to maturity					
Fixed-income securities					
Other foreign government debt securities	20 948	117	–	–	21 065
Debt securities issued by semi-governmental entities	117 078	12 092	–	3 585	132 755
Corporate securities	263 719	16 125	153	8 574	288 265
Asset-backed securities	42 786	998	–	2 027	45 811
Total	444 531	29 332	153	14 186	487 896

Figures in EUR thousand	2004				
	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Investments held to maturity					
Fixed-income securities					
Other foreign government debt securities	21 062	–	–	–	21 062
Debt securities issued by semi-governmental entities	115 226	12 217	–	3 608	131 051
Corporate securities	257 142	13 153	–	7 449	277 744
Asset-backed securities	73 037	3 324	–	2 979	79 340
Total	466 467	28 694	–	14 036	509 197

Amortised cost, unrealised gains and losses and accrued interest on loans and receivables as well as their fair value

Figures in EUR thousand	2005				
	Cost or amortised cost	Unrealised		Accrued interest	Fair value
		gains	losses		
Loans and receivables					
Debt securities issued by semi-governmental entities	226 610	749	2 124	6 206	231 441
Corporate securities	304 674	2 546	2 131	8 540	313 629
Asset-backed securities	197 423	1 528	1 194	2 529	200 286
Total	728 707	4 823	5 449	17 275	745 356

Figures in EUR thousand	2004				
	Cost or amortised cost	Unrealised		Accrued interest	Fair value
		gains	losses		
Loans and receivables					
Debt securities issued by semi-governmental entities	271 747	3 360	238	1 619	276 488
Corporate securities	294 094	5 107	537	6 102	304 766
Asset-backed securities	80 626	2 275	22	758	83 637
Total	646 467	10 742	797	8 479	664 891

Amortised cost, unrealised gains and losses and accrued interest
on the portfolio of investments classified as available for sale as well as their fair value

Figures in EUR thousand	**2005**				
	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Available for sale					
Fixed-income securities					
Government debt securities of EU member states	1 147 438	9 131	4 086	19 358	1 171 841
US treasury notes	3 087 349	8 171	35 992	32 381	3 091 909
Other foreign government debt securities	323 305	3 554	1 425	3 735	329 169
Debt securities of semi-governmental entities	3 471 957	37 331	39 336	40 520	3 510 472
Corporate securities	3 959 214	64 958	40 542	67 096	4 050 726
Asset-backed securities	1 495 295	16 600	13 658	19 014	1 517 251
From investment funds	678 483	23 061	–	10 264	711 808
	14 163 041	162 806	135 039	192 368	14 383 176
Equity securities					
Shares	192 338	46 572	999	–	237 911
From investment funds	820 565	154 815	–	–	975 380
	1 012 903	201 387	999	–	1 213 291
Short-term investments	769 160	–	–	598	769 758
Total	15 945 104	364 193	136 038	192 966	16 366 225

Figures in EUR thousand	2004				
	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Available for sale					
Fixed-income securities					
Government debt securities of EU member states	1 571 588	10 689	2 025	28 083	1 608 335
US treasury notes	1 847 026	1 808	17 816	10 607	1 841 625
Other foreign government debt securities	212 817	4 006	276	3 519	220 066
Debt securities of semi-governmental entities	2 644 163	31 251	16 230	32 454	2 691 638
Corporate securities	3 335 079	80 716	13 716	56 225	3 458 304
Asset-backed securities	1 312 963	26 223	3 385	16 842	1 352 643
From investment funds	574 169	19 844	5 546	9 967	598 434
	11 497 805	174 537	58 994	157 697	11 771 045
Equity securities					
Shares	260 888	13 966	809	–	274 045
From investment funds	749 390	77 237	104	–	826 523
	1 010 278	91 203	913	–	1 100 568
Short-term investments	549 202	–	–	1 469	550 671
Total	13 057 285	265 740	59 907	159 166	13 422 284

Fair value of financial assets at fair value through profit or loss
before and after accrued interest as well as accrued interest on such financial assets

Figures in EUR thousand	2005		
	Fair value before accrued interest	Accrued interest	Fair value
Financial assets at fair value through profit or loss			
Debt securities of semi-governmental entities	8 799	183	8 982
Corporate securities	74 473	497	74 970
Asset-backed securities	4 140	19	4 159
Total	87 412	699	88 111

Figures in EUR thousand	2004		
	Fair value before accrued interest	Accrued interest	Fair value
Financial assets at fair value through profit or loss			
Debt securities of semi-governmental entities	9 150	171	9 321
Corporate securities	82 724	454	83 178
Asset-backed securities	4 560	19	4 579
Total	96 434	644	97 078

As at 31 December 2005 Hannover Re's trading portfolio was for the first time comprised exclusively of technical derivatives in an amount of EUR 22.8 million that were separated from the underlying transaction and measured at fair value. In the previous year these derivatives had been recognised under other invested assets in an amount of EUR 17.3 million. Option holdings with a fair value of EUR 1.2 million were credited to the liabilities as at the balance sheet date. We would refer the reader to our comments on derivative financial instruments in this section.

The fair value of the trading portfolio as at 31 December 2004 amounted to EUR 2.5 million. These financial instruments reported in the previous year under derivatives consisted of index options that have since been terminated.

Investment income

Figures in EUR thousand	2005	2004
Real estate	23 512	22 729
Dividends	35 390	33 165
Interest income on investments	596 231	536 617
Other income	16 635	12 018
Ordinary investment income	671 768	604 529
Profit or loss on shares in associated companies	3 863	2 239
Interest income on funds withheld and contract deposits	371 273	424 806
Interest expense on funds withheld and contract deposits	28 152	42 751
Realised gains on investments	272 240	222 316
Realised losses on investments	110 000	54 933
Unrealised gains and losses	14 471	10 699
Impairments/depreciation on real estate	5 986	19 769
Impairments on equity securities	7 696	9 038
Impairments on fixed-income securities	420	4 062
Impairments on participating interests and other financial assets	7 361	8 185
Other investment expenses	50 336	45 920
Total investment income	1 123 664	1 079 931

Interest income on investments

Figures in EUR thousand	2005	2004
Fixed-income securities – held to maturity	27 790	26 228
Fixed-income securities – loans and receivables	28 033	27 803
Fixed-income securities – available for sale	506 120	450 467
Financial assets – at fair value through profit or loss	4 311	3 713
Other	29 977	28 406
Total	596 231	536 617

Valuation of the available-for-sale portfolio affecting shareholders' equity

Figures in EUR thousand	2005
Changes in the other comprehensive income from fair value measurement and transactions	**Other comprehensive income from investments**
Allocation to gains/losses from the fair-value measurement of the available-for-sale portfolio	92 326
Transfer of gains/losses from the fair-value measurement of the available-for-sale portfolio to the result for the period	(72 814)
Total	19 512

Rating structure of fixed-income securities

Figures in EUR thousand					2005				
	AAA	AA	A	BBB	BB	B	C	Other	Total
Fixed-income securities – held-to-maturity	23 386	140 887	199 423	94 976	45	–	–	–	458 717
Fixed-income securities – loans and receivables	224 208	270 657	185 906	38 604	168	26 439	–	–	745 982
Fixed-income securities – available-for-sale	8 435 903	2 456 396	2 401 855	666 605	46 082	274 791	8 403	93 141	14 383 176
Fixed-income securities – at fair value through profit or loss	906	47 689	8 145	19 328	3 555	6 753	–	1 735	88 111
Total fixed-income securities	8 684 403	2 915 629	2 795 329	819 513	49 850	307 983	8 403	94 876	15 675 986
Derivatives	–	(3 851)	(23 503)	–	–	–	–	–	(27 354)
Total fixed-income securities incl. derivatives	8 684 403	2 911 778	2 771 826	819 513	49 850	307 983	8 403	94 876	15 648 632

Figures in EUR thousand					2004				
	AAA	AA	A	BBB	BB	B	C	Other	Total
Fixed-income securities – held-to-maturity	33 776	188 082	205 623	53 022	–	–	–	–	480 503
Fixed-income securities – loans and receivables	146 580	310 507	172 327	19 786	268	5 478	–	–	654 946
Fixed-income securities – available-for-sale	6 405 601	2 719 225	1 814 758	538 045	45 559	189 034	7 483	51 340	11 771 045
Fixed-income securities – at fair value through profit or loss	1 341	43 715	16 986	19 342	2 541	6 835	–	6 318	97 078
Total fixed-income securities	6 587 298	3 261 529	2 209 694	630 195	48 368	201 347	7 483	57 658	13 003 572
Derivatives	–	(5 339)	(1 430)	–	–	–	–	(32 324)	(39 093)
Total fixed-income securities incl. derivatives	6 587 298	3 256 190	2 208 264	630 195	48 368	201 347	7 483	25 334	12 964 479

Investments were held in the following currencies:

Figures in EUR thousand	2005								
	AUD	CAD	EUR	GBP	JPY	USD	ZAR	Other	Total
Fixed-income securities – held to maturity	–	–	414 042	–	–	1 902	42 773	–	458 717
Fixed-income securities – loans and receivables	–	–	634 588	7 447	–	76 368	–	27 579	745 982
Fixed-income securities – available-for-sale	675 469	376 014	4 082 874	1 070 078	70 160	7 742 241	108 968	257 372	14 383 176
Fixed-income securities – at fair value through profit or loss	–	–	13 141	–	–	74 970	–	–	88 111
Equity securities – available-for-sale	–	2 768	1 068 347	7 080	–	121 102	13 994	–	1 213 291
Equity securities – trading	–	–	16 075	–	–	6 759	–	–	22 834
Other invested assets	19	–	424 615	3 236	419	494 694	8 406	640	932 029
Short-term investments, cash	38 113	18 527	158 713	74 212	12 618	723 921	118 309	90 506	1 234 919
Total investments and cash	713 601	397 309	6 812 395	1 162 053	83 197	9 241 957	292 450	376 097	19 079 059

Figures in EUR thousand	2004								
	AUD	CAD	EUR	GBP	JPY	USD	ZAR	Other	Total
Fixed-income securities – held to maturity	–	–	436 316	–	–	1 548	42 639	–	480 503
Fixed-income securities – loans and receivables	–	–	591 301	–	14 444	26 963	–	22 238	654 946
Fixed-income securities – available-for-sale	575 456	308 258	4 369 890	1 015 646	95 705	5 151 500	58 985	195 605	11 771 045
Fixed-income securities – at fair value through profit or loss	–	–	13 900	–	–	83 178	–	–	97 078
Equity securities – available-for-sale	–	1 936	900 996	5 225	–	180 312	11 442	657	1 100 568
Equity securities – trading	–	–	–	–	–	2 482	–	–	2 482
Other invested assets	37	–	434 020	4 685	473	395 295	10 000	1 469	845 979
Short-term investments, cash	108 227	12 412	128 745	42 221	44 311	513 418	130 141	52 247	1 031 722
Total investments and cash	683 720	322 606	6 875 168	1 067 777	154 933	6 354 696	253 207	272 216	15 984 323

Derivative financial instruments

A small number of treaties in life and health reinsurance meet criteria which require the application of the prescriptions in IFRS 4.7 to 4.9 governing embedded derivatives. The derivatives embedded in such host contracts are to be reported separately from the underlying reinsurance arrangements at fair value.

Within the scope of the accounting of "modified coinsurance" and "coinsurance funds withheld" reinsurance treaties, under which securities deposits are held by the ceding companies and payments rendered on the basis of the income from certain securities of the ceding company, the interest-rate risk elements are clearly and closely related to the underlying reinsurance arrangements. Embedded derivatives consequently result solely from the credit risk of the underlying securities portfolio.

Hannover Re calculates the fair value of the embedded derivatives using the market information available on the valuation date on the basis of a "credit spread" method. Under this method the derivative is valued at zero on the date when the contract is concluded and its value then fluctuates over time according to changes in the credit spread of the securities. The pre-tax strain on the investment income amounted to altogether EUR 2.3 million as at the balance sheet date.

The valuation of the derivative components of another group of contracts was performed on the basis of stochastic considerations. The pre-tax improvement in investment income amounted to altogether EUR 4.0 million as at the balance sheet date.

The application of the standards had no significant impact on the consolidated financial statement in the financial year. The fair values of the embedded derivatives were recognised in the investments as at the balance sheet date and to this extent increased the investment income by altogether EUR 1.7 million.

Since Hannover Re concludes reinsurance transactions worldwide in numerous international currencies, the Group is exposed to currency fluctuations.

We use derivative financial instruments to a limited extent to hedge parts of our portfolio against interest rate and market price risks, optimise returns or realise intentions to buy/sell. In this context we take special care to limit the risks, select first-class counterparties and rigorously monitor the standards defined by investment guidelines.

As at 31 December 2005 the portfolio contained 530 short-call option contracts on the S&P 500 index. The underlying volume of these contracts amounted to EUR 58.2 million and accounted for 50% of our holding of USD equities. The fair value of this position totalled -EUR 1.2 million as at 31 December 2005 and was recognised under the other liabilities. The change in the fair value of these contracts in 2005 amounted to EUR 0.6 million and was recognised under unrealised gains and losses in the net investment income. In total, gains of EUR 5.8 million were realised from option contracts taken out in 2005 on the S&P 500 and Dax indices.

The fair values of the derivative financial instruments were determined on the basis of the market information available at the balance sheet date and using the effective interest rate method. If the underlying transaction and the derivative are not carried as one unit, the derivative is recognised in the trading portfolio item on the balance sheet or under the other liabilities.

Associated companies

Investments in associated companies

Figures in EUR thousand	2005	2004
Net book value at 31 December of the previous year	182 082	162 604
Currency translation at 1 January	285	409
Balance at 1 January of the year under review	182 367	163 013
Additions	423	18 139
Disposals	8 471	2 432
Amortisation	809	–
Adjustment recognised in income	(3 637)	2 238
Adjustment recognised outside income	575	1 140
Currency translation at 31 December	(34)	(16)
Net book value at 31 December of the year under review	170 414	182 082

The fair value of investments in associated companies included in the consolidated financial statement using the equity method amounted to EUR 170.4 million (EUR 182.1 million) as at the balance sheet date. The fair value was based primarily on stock exchange listings and internal valuations arrived at using recognised methods, e.g. discounted cash flow models.

The investments in associated companies include goodwill in the amount of EUR 21.6 million (EUR 24.2 million).

The decrease in goodwill was attributable to the sale of 10% of our shares in WeHaCo Unternehmensbeteiligungs-AG.

For further details of our major participating interests please see section 5 "Consolidated companies and consolidation principles".

Real estate

Real estate is divided into real estate for own use and third-party use (investment property). Only the real estate in the portfolio which is used to generate income is shown under the investments. Real estate is valued at cost of acquisition less scheduled depreciation with useful lives of at most 50 years. Own-use real estate is recognised under other assets.

Income and expenses from rental agreements are included in the investment income.

Development of investment property

Figures in EUR thousand	2005	2004
Gross book value at 31 December of the previous year	289 905	296 122
Currency translation at 1 January	12 779	(6 787)
Gross book value after currency translation	302 684	289 335
Additions	460	623
Disposals	10 039	–
Reclassification	(2 623)	–
Currency translation at 31 December	25	(53)
Gross book value at 31 December of the year under review	290 507	289 905
Cumulative depreciation at 31 December of the previous year	84 150	65 531
Currency translation at 1 January	2 091	(898)
Cumulative depreciation after currency translation	86 241	64 633
Depreciation		
scheduled	5 986	6 268
unscheduled	–	13 501
Currency translation at 31 December	158	(252)
Cumulative depreciation at 31 December of the year under review	92 385	84 150
Net book value at 31 December of the previous year	205 755	230 591
Net book value at 31 December of the year under review	198 122	205 755

The fair value of investment property amounted to EUR 240.0 million (EUR 265.9 million) as at the balance sheet date. The market value of the real estate was determined using the discounted cash flow method.

The disposals refer to the sale of a developed property by E+S Rück AG.

Short-term investments

This item comprises investments with an original life of up to one year.

8.2 Technical assets and liabilities

Technical assets

The retrocessionaires' portions of the technical provisions are based on the contractual agreements of the underlying reinsurance treaties. For further details please refer to our remarks on the technical provisions.

SFAS 60 "Accounting and Reporting by Insurance Enterprises" requires that acquisition costs be capitalised as assets and amortised via the statement of income in proportion to the earned premium.

In the case of reinsurance treaties for unit-linked life insurance policies classified as "universal life-type contracts" pursuant to SFAS 97, the capitalised acquisition costs are amortised on the basis of the estimated gross profit margins from the reinsurance treaties, making allowance for the period of the insurance contracts. A discount rate based on the interest for medium-term government bonds was applied to such contracts. In the case of annuity policies with a single premium payment, these values refer to the expected policy period or period of annuity payment.

In life business, the deferred acquisition costs under life and annuity policies with regular premium payments are determined in light of the period of the contracts, the expected surrenders, the lapse expectancies and the anticipated interest income.

In non-life business, acquisition costs directly connected with the acquisition or renewal of contracts are deferred for the unearned portion of the premium.

Development of deferred acquisition costs

Figures in EUR thousand	2005	2004
Net book value at 31 December of the previous year	1 994 273	1 660 285
Currency translation at 1 January	86 552	(37 411)
Balance at 1 January of the year under review	2 080 825	1 622 874
Additions	564 417	649 057
Amortisations	418 166	277 123
Portfolio entries/exits	(4 579)	–
Currency translation at 31 December	6 004	(535)
Net book value at 31 December of the year under review	2 228 501	1 994 273

For further explanatory remarks please see Section 4 "Summary of major accounting policies".

Technical reserves

In order to show the net technical provisions remaining in the retention the following table compares the gross provisions with the corresponding retrocessionaires' shares shown as assets.

Technical provisions

Figures in EUR thousand	2005			2004		
	Gross	Retro	Net	Gross	Retro	Net
Loss and loss adjustment expense reserve	20 210 041	4 739 026	15 471 015	18 247 706	4 163 138	14 084 568
Benefit reserves	5 779 169	94 089	5 685 080	5 277 529	101 634	5 175 895
Unearned premium reserve	1 977 570	463 528	1 514 042	1 825 914	489 085	1 336 829
Other technical provisions	190 551	19 436	171 115	172 218	9 903	162 315
Total	28 157 331	5 316 079	22 841 252	25 523 367	4 763 760	20 759 607

The loss and loss adjustment expense reserves are in principle calculated on the basis of the information supplied by ceding companies. Additional IBNR reserves are established for losses that have been incurred but not as yet reported. The total amount of the reserves corresponds to the "principle of best estimate" under US GAAP. This estimate is based on past experience and estimations of the future development.

In one subsegment of financial reinsurance technical provisions were discounted at interest rates of between 2.0% and 8.2%. The interest rates are determined by the contractual agreements. The period from inception to expiry of such contracts is at least four years. The discounted amount totals EUR 44.2 million (EUR 356.1 million). As at year-end 2005 the discounted provisions amounted to EUR 283.3 million (EUR 2,197.8 million).

The development of the loss and loss adjustment expense reserve is shown in the following table. Commencing with the gross reserve, the change in the reserve after deduction of the reinsurers' portions is shown in the year under review and the previous year.

Loss and loss adjustment expense reserve

Figures in EUR thousand	2005			2004		
	Gross	Retro	Net	Gross	Retro	Net
Net book value at 31 December of the previous year	18 247 706	4 163 138	14 084 568	18 616 897	4 396 565	14 220 332
Currency translation at 1 January	1 759 020	450 146	1 308 874	(861 344)	(264 439)	(596 905)
Reserve at 1 January of the year under review	20 006 726	4 613 284	15 393 442	17 755 553	4 132 126	13 623 427
Incurred claims and claims expenses (net)						
Year under review	6 984 173	2 426 467	4 557 706	5 900 892	1 345 083	4 555 809
Previous years	1 944 331	392 416	1 551 915	1 830 662	590 413	1 240 249
	8 928 504	2 818 883	6 109 621	7 731 554	1 935 496	5 796 058
Less:						
Claims and claims expenses paid (net)						
Year under review	(4 666 914)	(1 317 949)	(3 348 965)	(3 771 986)	(844 194)	(2 927 792)
Previous years	(4 111 368)	(1 377 976)	(2 733 392)	(3 315 945)	(1 007 844)	(2 308 101)
	(8 778 282)	(2 695 925)	(6 082 357)	(7 087 931)	(1 852 038)	(5 235 893)
Portfolio entries/exits	(9 011)	572	(9 583)	(31 009)	(26 231)	(4 778)
Currency translation at 31 December	62 104	2 212	59 892	(120 461)	(26 215)	(94 246)
Net book value at 31 December of the year under review	20 210 041	4 739 026	15 471 015	18 247 706	4 163 138	14 084 568

The following table shows the net loss reserve (loss and loss adjustment expense reserve) for property and casualty reinsurance in the years 1995 to 2005 as well as the run-off of the reserve. The figures for the years 1995 to 1997 have been drawn up in accordance with German accounting standards. The data from 1998 onwards is based upon United States Generally Accepted Accounting Principles (US GAAP).

To some extent the loss and loss adjustment expense reserves are inevitably based upon estimations that entail an element of uncertainty. The difference between original and current estimates is reflected in the net run-off result. In addition, owing to the fact that the period of some reinsurance treaties is not the calendar year or because they are concluded on an underwriting-year basis, it is frequently impossible in reinsurance business to make an exact allocation of claims expenditures to the current financial year and the previous year. Consequently, the development of earlier years – and especially the immediately preceding year – may be distorted. In our assessment, therefore, informative analyses can only be performed after the elapse of at least two years.

The development of the euro relative to major foreign currencies is also a significant influencing factor in this context. In particular, the upward revaluation of the US dollar against the euro compared to the previous year (+13.2%) led to an appreciable increase in the loss and loss adjustment expense reserve on a euro basis.

The run-off triangles show the run-off of the reserve established as at each balance sheet date, this reserve comprising the provisions constituted in each case for the current and preceding occurrence years. The run-off of the reserve for individual occurrence years is not shown in this regard, but rather the run-off of the reserve constituted annually in the balance sheet as at the balance sheet date.

Net loss reserve and its run-off

Figures in EUR million	1995 31.12.	1996 31.12.	1997 31.12.	1998 31.12.	1999 31.12.	2000 31.12.	2001 31.12.	2002 31.12.	2003 31.12.	2004 31.12.	2005 31.12.
Loss and loss adjustment expense reserve (from balance sheet)	3 957.6	4 304.7	4 849.4	5 002.1	5 696.3	6 162.3	6 867.8	5 846.1	6 584.9	7 337.5	9 908.1
Cumulative payments for the year in question and previous years											
One year later	841.2	822.1	796.9	1 114.9	1 287.2	1 690.4	1 986.7	1 106.2	1 292.5	1 328.3	
Two years later	1 481.6	1 259.0	1 423.4	1 759.0	2 029.8	2 659.3	2 863.0	1 946.6	2 232.8		
Three years later	1 786.5	1 652.0	1 808.5	2 209.0	2 592.6	3 310.2	3 455.3	2 605.9			
Four years later	2 039.2	1 905.4	2 105.2	2 575.8	3 051.4	3 651.9	3 945.2				
Five years later	2 214.1	2 102.5	2 327.8	2 905.7	3 293.8	3 999.1					
Six years later	2 356.2	2 261.5	2 586.6	3 076.5	3 563.9						
Seven years later	2 478.4	2 468.4	2 707.8	3 281.7							
Eight years later	2 658.6	2 554.5	2 833.3								
Nine years later	2 726.1	2 620.7									
Ten years later	2 778.1										
Loss and loss adjustment expense reserve (net) for the year in question and previous years plus payments made to date on the original reserve											
End of year	3 957.6	4 304.7	4 849.4	5 002.1	5 696.3	6 162.3	6 867.8	5 846.1	6 584.9	7 337.5	9 908.1
One year later	4 110.2	4 339.1	4 484.9	5 322.2	5 885.0	6 265.1	6 819.3	5 667.7	6 320.4	7 783.7	
Two years later	4 060.9	4 005.9	4 590.9	5 217.8	5 482.1	6 017.5	5 795.6	5 446.8	6 660.3		
Three years later	3 835.6	4 016.0	4 435.9	4 841.0	5 125.7	5 206.6	5 812.6	5 678.2			
Four years later	3 811.4	3 883.9	4 153.7	4 630.3	4 427.8	5 199.8	6 065.4				
Five years later	3 695.1	3 666.3	3 949.5	4 001.5	4 396.1	5 486.6					
Six years later	3 547.6	3 489.2	3 362.4	3 911.8	4 599.2						
Seven years later	3 417.5	3 003.0	3 308.2	4 117.6							
Eight years later	3 220.5	2 960.3	3 459.2								
Nine years later	3 188.5	3 073.1									
Ten years later	3 280.8										
Net run-off result of the loss reserve	676.8	1 231.6	1 390.2	884.5	1 097.1	675.7	802.4	167.9	(75.4)	(446.2)	
Of which currency exchange rate differences	17.1	97.8	(189.4)	14.2	(451.3)	(655.9)	(869.4)	(378.0)	310.1	666.3	
Net run-off result excluding currency exchange rate differences	693.9	1 329.4	1 200.8	898.7	645.8	19.8	(67.0)	(210.1)	234.7	220.1	
As percentage of original loss reserve	17.5	30.9	24.8	18.0	11.3	0.3	(1.0)	(3.6)	3.6	3.0	

Benefit reserves are established in accordance with the principles set out in SFAS 60. The provisions are based on the Group companies' information regarding mortality, interest and lapse rates.

Development of the benefit reserves

Figures in EUR thousand	2005			2004		
	Gross	Retro	Net	Gross	Retro	Net
Net book value at 31 December of the previous year	5 277 529	101 634	5 175 895	3 879 344	198 222	3 681 122
Currency translation at 1 January	252 272	3 812	248 460	(104 581)	(3 766)	(100 815)
Reserve at 1 January of the year under review	5 529 801	105 446	5 424 355	3 774 763	194 456	3 580 307
Allocations	271 057	13 103	257 954	252 615	11 450	241 165
Portfolio entries/exits	(19 044)	(23 877)	4 833	1 256 429	(108 703)	1 365 132
Currency translation at 31 December	(2 645)	(583)	(2 062)	(6 278)	4 431	(10 709)
Net book value at 31 December of the year under review	5 779 169	94 089	5 685 080	5 277 529	101 634	5 175 895

Unearned premium derives from the deferral of ceded reinsurance premium. It is determined by the period during which the risk is carried and established in accordance with the information supplied by ceding companies. In cases where no information was received, the unearned premium was estimated using suitable methods. Premium paid for periods subsequent to the date of the balance sheet was deferred from recognition within the statement of income.

Development of unearned premium reserve

Figures in EUR thousand	2005			2004		
	Gross	Retro	Net	Gross	Retro	Net
Net book value at 31 December of the previous year	1 825 914	489 085	1 336 829	2 126 894	566 920	1 559 974
Currency translation at 1 January	204 812	60 371	144 441	(107 731)	(36 480)	(71 251)
Reserve at 1 January of the year under review	2 030 726	549 456	1 481 270	2 019 163	530 440	1 488 723
Change	(53 556)	(75 505)	21 949	(195 123)	(43 436)	(151 687)
Portfolio entries/exits	(869)	–	(869)	(3 746)	(841)	(2 905)
Currency translation at 31 December	1 269	(10 423)	11 692	5 620	2 922	2 698
Net book value at 31 December of the year under review	1 977 570	463 528	1 514 042	1 825 914	489 085	1 336 829

The adequacy of the technical liabilities arising out of our reinsurance treaties is reviewed as at each balance sheet date. As part of the adequacy test for technical liabilities the anticipated future contractual payment obligations are compared with the anticipated future income. Hannover Re adopts the "loss recognition" method set out under US GAAP. Should the result of the test indicate that the anticipated future income will not be sufficient to fund future payments, the entire shortfall is recognised in income by first writing off capitalised acquisition costs corresponding to the shortfall. Any remaining difference is constituted as an additional provision.

8.3 Contracts without sufficient technical risk

IFRS 4 requires that insurance contracts be differentiated from contracts without sufficient technical risk.

We have identified insurance contracts which do not satisfy the requirements of SFAS 113 "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts". These involve reinsurance treaties under which the risk transfer between the ceding company and the reinsurer is of merely subordinate importance. These contracts were recognised using the so-called "deposit accounting" method and hence eliminated from the technical account. The profit components were netted under other income/expenses. The payment flows resulting from these contracts were reported in the cash flow statement under financing activities. The balances were shown as contract deposits, the fair values of which corresponded approximately to their book values.

The contract deposits increased by EUR 722.1 million in the 2005 financial year from EUR 1,720.9 million to EUR 2,443.0 million. The rise was due principally to growth in new business in the area of non-traditional life reinsurance.

8.4 Goodwill; present value of future profits on acquired life reinsurance portfolios

In accordance with IFRS 3 "Business Combinations" scheduled amortisation was not taken on goodwill. Goodwill was subject to an impairment test.

Development of goodwill

Figures in EUR thousand	2005	2004
Net book value at 31 December of the previous year	173 315	179 422
Currency translation at 1 January	20 295	(9 509)
Goodwill net at 1 January of the year under review	193 610	169 913
Additions	–	4 331
Impairments	485	539
Currency translation at 31 December	(27)	(390)
Net book value at 31 December of the year under review	193 098	173 315

This item principally includes the goodwill from the acquisition of the Clarendon Insurance Group, Inc. in 1999. For further information on the method used to test impairment the reader is referred to our explanatory remarks in section 4 "Summary of major accounting policies".

Based on the outcome of an impairment test, impairments of EUR 0.5 million were taken on the goodwill from the acquisition of a subsidiary of Clarendon National Insurance Company which no longer writes new business.

Development of the present value of future profits (PVFP) on acquired life reinsurance portfolios

Figures in EUR thousand	**2005**	**2004**
Net book value at 31 December of the previous year	9 767	12 098
Currency translation at 1 January	158	95
Balance at 1 January of the year under review	9 925	12 193
Amortisation	2 434	2 431
Currency translation at 31 December	(19)	5
Net book value at 31 December of the year under review	7 472	9 767

The PVFP, the period of amortisation of which varies between 5.5 and 15 years, is recognised under other assets. For further information please refer to our explanatory notes on intangible assets in section 4 "Summary of major accounting policies".

8.5 Taxes and deferred taxes

Deferred tax assets and liabilities are booked in accordance with IAS 12 for tax reductions and additional tax charges expected in subsequent financial years, insofar as they result from different valuations of individual balance sheet items. In principle, such valuation differences may arise between the national tax balance sheet and the national commercial balance sheet, the uniform consolidated balance sheet and the national commercial balance sheet as well as from tax loss carry-forwards and tax credits. Deferred taxes are based on the current tax rates. In the event of a change in the tax rates on which the calculation of the deferred taxes is based, appropriate allowance is made in the year in which the change in the tax rate is stipulated in law with sufficient certainty. Deferred taxes at the Group level are booked using the Group tax rate of 40%.

Breakdown of actual and deferred income taxes:

Income tax

Figures in EUR thousand	2005	2004
Actual tax for the year under review	48 316	111 805
Actual tax for other periods	10 104	3 993
Deferred taxes due to temporary differences	(22 793)	60 890
Deferred taxes from loss carry-forwards	(69 916)	(39 964)
Other	850	1 434
Recognised tax expenditure	(33 439)	138 158

Domestic/foreign breakdown of recognised tax expenditure/income

Figures in EUR thousand	2005	2004
Current taxes		
Germany	13 752	62 408
Outside Germany	45 520	54 826
Deferred taxes		
Germany	(72 510)	86 289
Outside Germany	(20 201)	(65 365)
Total	(33 439)	138 158

The following table presents a breakdown of the deferred tax assets and liabilities into the balance sheet items from which they are derived.

Deferred tax assets and deferred tax liabilities of all Group companies

Figures in EUR thousand	2005	2004
Deferred tax assets		
Tax loss carry-forwards	142 384	72 468
Loss and loss adjustment expense reserves	488 036	258 862
Benefit reserves	77 578	143 590
Other provisions	63 966	44 837
Accounts receivable/reinsurance payable	75 470	68 114
Contract deposits	3	4 533
Valuation differences relating to investments	10 691	7 107
Funds held	10 829	2 760
Other valuation differences	12 808	12 150
Total	881 765	614 421
Deferred tax liabilities		
Loss and loss adjustment expense reserves	9 839	1 802
Benefit reserves	30 996	12 789
Other technical/non-technical provisions	3 955	10 563
Equalisation reserve	894 980	773 510
Contract deposits	8 235	8 709
Deferred acquisition costs	495 517	487 167
Accounts receivable/reinsurance payable	90 142	71 248
Valuation differences relating to investments	118 491	100 955
Other valuation differences	18 721	26 714
Total	1 670 876	1 493 457
Deferred tax liabilities	789 111	879 036

Please refer to section 4 "Summary of major accounting policies" regarding the recognition and measurement of deferred tax assets and liabilities.

The following table presents a reconciliation of the expected expense for income taxes with the actual provision for income taxes reported in the statement of income. The pre-tax result is multiplied by the Group tax rate in order to calculate the Group's expected expense for income taxes. The Group tax rate used is rounded to take account of the corporate income tax rate including the German reunification charge levied on corporate income tax as well as trade earnings tax.

Reconciliation of the expected expense for income taxes with the actual expense

Figures in EUR thousand	2005	2004
Profit before income taxes	47 982	471 438
Expected tax rate	40%	40%
Expected expense for income taxes	19 193	188 575
Change in deferred rates of taxation	(27)	(2)
Taxation differences affecting foreign subsidiaries	(51 798)	(59 349)
Non-deductible expenses	39 462	5 226
Tax-exempt income	(52 088)	(14 743)
Tax expense not attributable to the reporting period	9 990	21 505
Other	1 829	(3 054)
Actual expense for income taxes	(33 439)	138 158

Availability of capitalised loss carry-forwards

Unused tax loss carry-forwards of EUR 347.6 million (EUR 247.0 million) existed as at the balance sheet date. Corresponding loss carry-forwards were established on the assets side in accordance with local tax rates to the extent that their realisation is adequately secure.

Availability of limited and unlimited loss carry-forwards in subsequent years

Figures in EUR thousand	1–5 years	6–10 years	> 10 years	Unlimited	Total
Loss carry-forwards	7 113	–	97 872	37 399	142 384

8.6 Staff and expenditures on personnel

Staff

The average number of staff at the companies included in the consolidated financial statement of the Hannover Re Group was 1,972 (1,945). Of this number, 857 were employed in Germany in the year under review. The majority of staff were employed at the consolidated Group companies abroad.

			2005			2004
Personnel information	31.03.	30.06.	30.09.	31.12.	Average	Average
Number of employees (excluding board members)	1 965	1 977	1 976	1 989	1 972	1 945

	2005					
Nationality of employees	**German**	**US**	**South African**	**UK**	**Other**	**Total**
Number of employees	808	552	158	85	386	1 989

Expenditures on personnel

The expenditures on insurance business, claims expenses (claims settlement) and expenditures on the administration of investments include the following personnel expenditures:

Figures in EUR thousand	2005	2004
a) Wages and salaries		
aa) Expenditures on insurance business	98 096	92 332
ab) Expenditures on the administration of investments	8 721	8 148
	106 817	100 480
b) Social security contributions and expenditure on provisions and assistance		
ba) Social security contributions	19 853	13 736
bb) Expenditures for pension provision	13 899	10 108
bc) Expenditures for assistance	367	332
	34 119	24 176
Total	140 936	124 656

8.7 Provisions for pensions and other post-employment benefit obligations

Pension commitments are given in accordance with the relevant version of the pension plan as amended. The 1968 pension plan provides for retirement, disability, widows' and orphans' benefits. The pension entitlement is dependent on length of service; entitlements under the statutory pension insurance scheme are taken into account. The pension plan was closed to new participants with effect from 31 January 1981.

On 1 April 1993 (1 June 1993 in the case of managerial staff) the 1993 pension plan came into effect. This pension plan provides for retirement, disability and surviving dependants' benefits. The scheme is based upon annual determination of the pension contributions, which at 1% up to the assessment limit in the statutory pension insurance scheme and 2.5% above the assessment limit of the pensionable employment income are calculated in a range of 0.7% to 1% and 1.75% to 2.5% respectively depending upon the company's performance. The pension plan closed as at 31 March 1999.

From 1997 onwards it has been possible to obtain pension commitments through deferred compensation. The employee-funded commitments included in the provisions for accrued pension rights are protected by an insurance contract with HDI Lebensversicherung AG, Hamburg.

As at 1 July 2000 the 2000 pension plan came into force for the entire Group. Under this plan, new employees included in the group of beneficiaries are granted an indirect commitment from HDI Unterstützungskasse. The pension plan provides for retirement, disability and surviving dependants' benefits.

Effective 1 December 2002 Group employees have an opportunity to accumulate additional old-age provision by way of deferred compensation through membership of HDI Pensionskasse AG. The benefits provided by HDI Pensionskasse AG are guaranteed for its members and their surviving dependants and comprise traditional pension plans with bonus increases as well as unit-linked hybrid annuities.

In addition to these pension plans, managerial staff and members of the Executive Board, in particular, enjoy individual commitments as well as commitments given under the benefits plan of the Bochumer Verband.

Additional similar obligations based upon length of service exist at some Group companies. The expenditures recognised for these commitments in the financial year under IAS 19.46 totalled EUR 5.3 million (EUR 2.9 million).

Provisions for pensions are established in accordance with IAS 19 "Employee Benefits" (rev. 2002) using the projected unit credit method. The pension plans are defined benefit plans. The basis of the valuation is the estimated future increase in the rate of compensation of the pension beneficiaries. The benefit entitlements are discounted by applying the capital market rate for highest-rated securities. The provisions for pensions in Germany were calculated according to uniform standards defined by Talanx AG.

Provisions for pensions are established in accordance with actuarial principles and are based upon the commitments made by the Hannover Re Group for retirement, disability and widows' benefits. The amount of the commitments is determined according to length of service and salary level. The calculation of the provisions for pensions is based upon the following assumptions:

- Discount rate: 4.25% to 5.75%
- Rate of compensation increase: 2.50% to 4.50%
- Projected long-term yield on plan assets (US plans): 7.00% to 8.00%
- Indexation: 1.75% to 3.00%

The commitments to employees in Germany predominantly comprise commitments financed by the Group companies. The pension plans are unfunded. Amounts carried as liabilities are recognised under other liabilities.

Provisions for pensions in accordance with IAS 19

Figures in EUR thousand	2005	2004
Changes in the provisions for pensions		
Net book value at 31 December of the previous year	55 265	52 640
Currency translation	192	(92)
Business combinations, divestitures and other activities	76	349
Expense	5 241	3 632
Deferred compensation	269	388
Reclassification	–	37
Benefits paid during the year	(3 417)	(1 689)
Net book value at 31 December of the year under review	57 626	55 265
Funded status of plan		
Present value of earned benefit entitlements, thereof		
granted directly by Group companies (without plan assets)	75 440	53 807
deposited with plan assets (before deduction of fair value of plan assets)	7 934	9 569
Fair value of plan assets	(8 914)	(7 204)
Funded status of plan (present value of earned benefit entitlements less fund assets)	74 460	56 172
Unrecognised actuarial gain/loss	(16 934)	(1 256)
Other amounts	100	349
Net provisions for pensions	57 626	55 265
Plan assets		
Amounts included in fair value of plan assets for own financial instruments	4 385	3 091
Net pension costs		
Current service cost for the year under review	(2 906)	(2 715)
Interest cost	(2 982)	(3 188)
Expected return on plan assets	514	552
Recognised actuarial gain/loss	110	(391)
Effect of plan curtailments or settlements	23	2 110
Total	(5 241)	(3 632)

The pension costs are recognised in the consolidated statement of income, principally under the other expenses as well as the administrative expenses and other investment expenses.

The actual return on the assets of US plans amounted to EUR 0.9 million (EUR 0.8 million) in the year under review.

8.8 Loans and long-term liabilities

On 31 March 1999 Hannover Finance, Inc., Wilmington/USA, issued subordinated debt in the form of a floating-rate loan in the amount of USD 400.0 million with a term of 30 years. The due date of the loan is 31 March 2029. It may be redeemed by the issuer no earlier than 31 March 2009. In order to hedge against the risk of interest rate changes associated with this loan, the company purchased interest rate swaps in 1999 in the same amount which expire on 31 March 2009. In this way, the interest rate is converted from a floating rate to a fixed rate for a period ending commensurate with the first opportunity to redeem the loan. The annual interest rate arising after allowance is made for the interest rate swap amounts to 6.69% until 31 March 2009. In February 2004 and May 2005 Hannover Re bought back portions of the debt in the amount of USD 370.0 million and USD 10.0 million respectively.

In order to safeguard the sustained financial strength of the Hannover Re Group, Hannover Re issued additional subordinated debt. In February 2004 subordinated debt in the amount of EUR 750 million was placed through Hannover Finance (Luxembourg) S.A., a wholly owned subsidiary of Hannover Re, on the European capital markets. The bond was placed predominantly with institutional investors. The bond was priced at a spread of 163 basis points over the 10-year mid-swap rate and has a final maturity of 20 years. It may be redeemed by Hannover Re after 10 years at the earliest and at each coupon date thereafter. If the bond is not called at the end of the tenth year, the coupon will step up to a floating-rate yield of quarterly EURIBOR +263 basis points.

In May 2005 Hannover Re issued further subordinated debt in the amount of EUR 500.0 million through its subsidiary Hannover Finance (Luxembourg) S.A. As part of the transaction, holders of Hannover Re's EUR 350.0 million subordinated debt placed in 2001 were offered an opportunity to exchange their existing issue for holdings in the new bond, which has a term of 30 years and may be called in prior to maturity by the issuer after 10 years. Participation in the exchange was nominally EUR 211.9 million, corresponding to EUR 240.5 million of the new bond issue. The cash component of the new bond in the amount of nominally EUR 259.5 million was placed predominantly with institutional investors in Europe. The remaining volume of the bond issued in 2001 after the exchange amounted to EUR 138.1 million.

In December 2005 the Praetorian Financial Group, Inc. issued "Trust Preferred Securities" in an amount of USD 80.0 million with a term of 30 years and a yield of quarterly LIBOR + 310 basis points. The "Trust Preferred Securities" were placed with institutional investors. Redemption prior to March 2011 is possible only under special circumstances and at a price of 107.5% of the nominal amount, but they may be redeemed at any time thereafter.

Other financial facilities

In order to protect against possible future major losses, Hannover Re took out a new credit line of EUR 500 million in 2004 in the form of a syndicated loan. The facility has a term of five years and is due in August 2009.

Long-term liabilities

Figures in EUR thousand	2005			
	Cost or amortised cost	Fair value measurement	Accrued interest	Fair value
Long-term liabilities				
Loans	107 394	–	446	107 840
Bonds	1 370 497	131 667	62 316	1 564 480
Subordinated capital	67 602	–	–	67 602
Other long-term liabilities	38	–	–	38
Total	1 545 531	131 667	62 762	1 739 960

The aggregated fair value of the issued debts is based on quoted, active market prices. If such price information is not available, fair value was determined on the basis of the recognised effective interest rate method or estimated using other financial assets with similar rating, duration and return characteristics. Under the effective interest rate method the current market interest rate levels in the relevant fixed-interest-rate periods are always taken as a basis.

8.9 Shareholders' equity and minority interests

Shareholders' equity is shown as a separate component of the financial statement in accordance with IAS 1 "Presentation of Financial Statements" and subject to IAS 32 "Financial Instruments: Disclosure and Presentation" in conjunction with IAS 39 "Financial Instruments: Recognition and Measurement". The change in shareholders' equity comprises not only the net income deriving from the statement of income but also the changes in the value of asset and liability items not recognised in the statement of income.

The shareholders' equity (share capital of the parent company) amounts to EUR 120,597,134.00. It is divided into 120,597,134 voting and dividend-bearing registered no-par-value shares with a nominal value of EUR 1.00. The shares are paid in in full.

Minority interests are established in accordance with the shares held by companies outside the Group in the shareholders' equity of the subsidiaries.

Authorised capital of up to EUR 60,299 thousand is available with a time limit of 31 May 2009. New individual registered shares may be issued on one or more occasions for contributions in cash or kind. Of the total amount, up to EUR 1,000 thousand may be used to issue employee shares.

In addition, conditional capital of up to EUR 48,500 thousand is available. It can be used to grant shares to holders of convertible bonds and bonds with warrants and has a time limit of 13 November 2007.

8.10 Other comprehensive income

Cumulative other comprehensive income remained unchanged from the previous year at EUR 1.6 million. It resulted principally from the recognition as income of hedge-ineffective changes in the fair value of derivative financial instruments.

8.11 Treasury shares

IAS 1 requires separate disclosure of treasury shares in shareholders' equity. By a resolution of the Annual General Meeting of Hannover Rückversicherung AG adopted on 14 June 2005, the company was authorised until 30 November 2006 to acquire treasury shares of up to 10% of the share capital existing on the date of the resolution. The company did not hold treasury shares at any time during the reporting period.

8.12 Earnings per share

Basic and fully diluted earnings per share

	2005			2004		
	Result (in EUR thousand)	No. of shares	Per share (in EUR)	Result (in EUR thousand)	No. of shares	Per share (in EUR)
Group net income	49 331			279 898		
Weighted average of issued shares	–	120 597 134			120 597 134	
Basic earnings per share	49 331	120 597 134	0.41	279 898	120 597 134	2.32
Fully diluted earnings per share	–	–	–	–	–	–

Neither in the year under review nor in the previous reporting period were there any extraordinary components of income which should have been included in the calculation.

Dividend per share

Dividends of EUR 120.6 million, or EUR 1.00 per share, were paid in the 2005 financial year for 2004.

On the occasion of the Annual General Meeting to be held on 12 May 2006 it will be proposed that a dividend should not be distributed for the 2005 financial year. The dividend proposal does not form part of this consolidated financial statement.

8.13 Other assets and liabilities

Other assets

Figures in EUR thousand	2005	2004
Own-use real estate	41 533	41 342
Other receivables	14 434	26 414
Present value of future profits on acquired life reinsurance portfolios	7 472	9 767
Fixtures, fittings and equipment	30 217	26 597
Other assets	5 712	14 256
Other intangible assets	35 836	24 676
Tax refund claims	28 663	33 019
Receivables from affiliated companies	1 139	117 472
Insurance for pension commitments	36 245	28 879
Other	67 749	12 160
Total	269 000	334 582

The portfolio of own-use real estate, which remained unchanged from the previous year, was measured at cost of purchase less scheduled straight-line depreciation over useful lines of 10 to 50 years.

As a consequence of unscheduled depreciation of EUR 1.4 million taken in the 2005 financial year, the book values and fair values of the own-use real estate are the same.

The fair values were calculated using the discounted cash flow method.

Development of fixtures, fittings and equipment

Figures in EUR thousand	2005	2004
Gross book value at 31 December of the previous year	71 374	57 401
Currency translation at 1 January	2 167	(220)
Gross book value after currency translation	73 541	57 181
Additions	16 506	18 353
Disposals	4 099	3 585
Reclassification	(692)	–
Currency translation at 31 December	350	(575)
Gross book value at 31 December of the year under review	85 606	71 374
Cumulative depreciation at 31 December of the previous year	44 777	38 592
Currency translation at 1 January	738	82
Cumulative depreciation after currency translation	45 515	38 674
Disposals	2 400	2 730
Depreciation		
scheduled	12 205	8 978
Reclassification	(62)	–
Currency translation at 31 December	131	(145)
Cumulative depreciation at 31 December of the year under review	55 389	44 777
Net book value at 31 December of the previous year	26 597	18 809
Net book value at 31 December of the year under review	30 217	26 597

With regard to the measurement of fixtures, fittings and equipment, the reader is referred to our explanatory notes on the other assets in section 4 "Summary of major accounting policies".

Development of other intangible assets

Figures in EUR thousand	2005	2004
Gross book value at 31 December of the previous year	115 234	114 500
Currency translation at 1 January	1 722	(806)
Gross book value after currency translation	116 956	113 694
Additions	12 665	3 683
Disposals	47	2 145
Currency translation at 31 December	(8)	2
Gross book value at 31 December of the year under review	129 566	115 234

Cumulative depreciation at 31 December of the previous year	90 558	88 354
Currency translation at 1 January	53	74
Cumulative depreciation after currency translation	90 611	88 428
Disposals	47	1 872
Write-ups	4	15
Depreciation		
scheduled	3 170	4 013
Currency translation at 31 December	–	4
Cumulative depreciation at 31 December of the year under review	93 730	90 558

Net book value at 31 December of the previous year	24 676	26 146
Net book value at 31 December of the year under review	35 836	24 676

As at the balance sheet date the item included EUR 0.2 million (EUR 0.3 million) for self-provided software and EUR 15.0 million (EUR 11.7 million) for purchased software. Scheduled depreciation is taken over useful lives of 3 to 10 years.

The additions can be broken down into EUR 6.4 million for purchased software and EUR 6.3 million for advance payments on self-provided software.

Effective 1 July 2003 Hannover Re took out insurance for pension commitments. The commitments involve deferred annuities with regular premium payment under a group insurance policy. In accordance with IAS 19 they were carried as a separate asset at fair value as at the balance sheet date in an amount of EUR 36.2 million (EUR 28.9 million).

Other liabilities

Figures in EUR thousand	2005	2004
Liabilities from derivatives	27 354	41 575
Interest	95 903	58 806
Deferred income	48 720	11 803
Costs of the annual financial statements	2 879	2 814
Liabilities to trustees	10 563	18 328
Interest on additional tax payments	15 121	13 187
Stock appreciation rights	5 429	6 008
Liabilities due to banks	–	2 089
Liabilities due to affiliated companies	5 988	4 040
Provisions arising out of employment relationships	16 681	10 448
Other	117 766	148 225
Total	346 404	317 323

The other liabilities include sundry non-technical provisions of EUR 57.5 million (EUR 42.9 million), which developed as shown in the following table.

Development of sundry non-technical provisions

Figures in EUR thousand	Balance at 31.12.2004	Currency translation at 1 January	Balance at 1 January of the year under review	Additions	Utilisation	Release	Currency translation at 31 December	Balance at 31.12.2005
Provisions for								
Interest pursuant to 233a Fiscal Code (AO)	13 187	–	13 187	1 934	–	–	–	15 121
Audits and costs of publishing the annual financial statements	2 814	153	2 967	2 696	2 691	87	(6)	2 879
Consultancy fees	1 976	278	2 254	1 511	920	1 248	(84)	1 513
Stock appreciation rights	6 008	272	6 280	1 929	2 736	19	(25)	5 429
Suppliers' invoices	3 489	426	3 915	8 809	3 649	99	136	9 112
Partial retirement arrangements	1 615	–	1 615	320	–	–	–	1 935
Holiday entitlements and overtime	2 192	55	2 247	2 373	2 248	–	6	2 378
Anniversary bonuses	1 035	–	1 035	219	–	–	–	1 254
Management bonuses	5 606	68	5 674	9 838	4 122	559	283	11 114
Other	4 949	364	5 313	5 555	3 950	116	(86)	6 716
Total	42 871	1 616	44 487	35 184	20 316	2 128	224	57 451

8.14 Technical statement of income

In accordance with SFAS 60 insurance contracts are to be classified as "short-duration contracts" or "long-duration contracts". The determinative criteria in this regard are, inter alia, the termination opportunities available to the insurer, the period of risk protection and the scope of the services provided by the insurer in connection with the contract. Premium from short-duration contracts is brought to account over the period of the underlying contract, and where appropriate unearned premium is deferred to subsequent years. By contrast, premium deriving from long-duration contracts is brought to account at the date payable.

Most of the contracts underwritten by our Group are classified as short-duration contracts.

Other technical income

Figures in EUR thousand	**2005**	**2004**
Other technical income (gross)	9 338	6 414
Reinsurance recoverables	–	2 622
Other technical income (net)	9 338	3 792

With regard to the claims and claims expenses and the change in benefit reserves the reader is referred to section 8.2 "Technical assets and liabilities".

Commissions and brokerage, change in deferred acquisition costs

Figures in EUR thousand	**2005**	**2004**
Commissions paid (gross)	2 506 957	2 443 849
Reinsurance recoverables	469 092	488 984
Change in deferred acquisition costs (gross)	206 619	337 413
Reinsurance recoverables	60 369	(34 520)
Change in provision for contingent commissions (gross)	(5 219)	(34 243)
Reinsurance recoverables	(5 888)	(5 862)
Commissions and brokerage, change in deferred acquisition costs (net)	1 902 722	1 623 037

Other technical expenses

Figures in EUR thousand	2005	2004
Other technical expenses	71 631	88 981
Reinsurance recoverables	1 719	1 608
Other technical expenses (net)	69 912	87 373

8.15 Other income/expenses

Figures in EUR thousand	2005	2004
Other income		
Exchange gains	82 195	44 151
Other interest income	4 241	8 265
Income from services	679	3 982
Sundry income	40 404	29 528
	127 519	85 926
Other expenses		
Exchange losses	123 309	55 124
Other interest expenses	18 074	35 841
Depreciation	14 788	10 152
Expenses for services	1 822	3 170
Expenses for the company as a whole	51 590	36 266
Separate value adjustments	22 227	44 622
Goodwill impairments	485	539
Sundry expenses	55 253	31 028
	287 548	216 742
Total	(160 029)	(130 816)

9. Related party disclosures

9.1 Transactions with related parties

IAS 24 defines related parties inter alia as parent companies and subsidiaries, subsidiaries of a common parent company, associated companies, legal entities under the influence of management and the management of the company itself. In the 2005 financial year the following significant business relations existed with related parties.

HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI) indirectly holds a majority interest in Hannover Re through the subsidiaries Talanx AG and HDI Verwaltungs-Service AG and through Zweite HDI Beteiligungsgesellschaft mbH, all based in Hannover.

The Hannover Re Group provides reinsurance protection for the HDI Group. To this extent, numerous underwriting business relations exist with related parties in Germany and abroad which are not included in Hannover Re's consolidation. This includes business both assumed and ceded at usual market conditions.

The major reinsurance relationships with related parties in the 2005 financial year are listed in the following table.

Business assumed and ceded in Germany and abroad

Figures in EUR thousand	2005	
Related parties	**Premium**	**Underwriting result**
Business assumed		
ASPECTA Assurance International AG	46 436	(1 771)
ASPECTA Assurance International Luxembourg S.A.	26 412	(13 368)
ASPECTA Lebensversicherung AG	263 530	18 052
CiV Lebensversicherung AG	49 121	(17 103)
CiV Versicherung AG	20 090	(2 535)
HDI Industrie Versicherung AG	114 723	115 400
HDI Lebensversicherung AG	29 331	4 398
HDI Samopomoc Towarzystwo Ubezpieczen S.A.	27 964	2 680
HDI Verzekeringen N. V.	29 386	23 420
Other companies	77 940	1 872
Total	684 933	131 045
Business ceded		
Euro International Reinsurance S.A.	(4 755)	(10 583)
Other companies	(630)	(195)
Total	(5 385)	(10 778)

With effect from the 1997 financial year onwards all new business and renewals written on the German market have been the responsibility of E+S Rück, while Hannover Re has handled foreign markets. Internal retrocession arrangements ensure that the percentage breakdown of the business applicable to the previously existing underwriting partnership is largely preserved between these companies.

In February 2005 Hannover Re acquired participation certificates of HDI Haftpflichtverband der Deutschen Industrie V.a.G. in an amount of EUR 18.8 million for a limited term until the end of the 2007 financial year. The participation certificates have a coupon of 7.25%. Repayment is scheduled for 1 October 2008. The participation certificates may be cancelled with at least two years' notice to the end of a financial year.

E+S Rück returned the receivables assumed in the 2004 financial year from HDI Industrie Versicherung AG in the amount of EUR 100.0 million due from reinsurance companies – including an amount of EUR 87.3 million due from Hannover Re – and charged HDI Industrie Versicherung AG pro-rata interest for the 2005 financial year at six-month EURIBOR in an amount totalling EUR 0.2 million.

As part of long-term lease arrangements we rented out business premises in 2005 to HDI Service AG, Hannover Re Correduria de Reaseguros S.A., HDI Industrie Versicherung AG, HDI Privat Versicherung AG and Protection Reinsurance Intermediaries AG. We additionally performed IT and management services for the latter under three service contracts.

Within the contractually agreed framework Ampega Asset Management GmbH performs investment and asset management services for Hannover Re and some of its subsidiaries. The assets of US subsidiaries are managed by Ampega Investment AG. Ampega Immobilien Management GmbH performs services for Hannover Re within the framework of a management contract.

Companies belonging to the Talanx Group granted the Hannover Re Group insurance protection inter alia in the areas of public liability, fire, group accident and business travel collision insurance. Divisions of Talanx AG also performed services for us in the area of general administration.

All transactions were effected at usual market conditions. We gave an account of these transactions with regard to Hannover Re and E+S Rück in the corresponding dependent company reports pursuant to § 312 Stock Corporation Act (AktG).

9.2 Remuneration and stockholdings of the management boards of the parent company and further information with respect to the German Corporate Governance Code

Total remuneration of EUR 3.7 million (EUR 3.6 million) was paid to the Executive Board and EUR 0.6 million (EUR 0.7 million) to the Supervisory Board in the year under review. Former members of the Executive Board and their surviving dependants received EUR 0.9 million (EUR 0.9 million), and a liability of EUR 9.9 million (EUR 9.8 million) was shown as at year-end.

The total remuneration received by the members of the Executive Board included variable components of EUR 1.9 million (EUR 1.5 million). The variable remuneration of the Executive Board is determined on the basis of the year-end result and the value creation. The value creation is measured using an appropriate benchmark (the performance of the Hannover Re share relative to the weighted ABN Amro Rothschild Global Reinsurance Index). The benchmarks cannot be retroactively changed.

Transactions in excess of EUR 5,000 involving shares, options or derivative financial instruments of Hannover Re effected by Executive Board and Supervisory Board members of Hannover Re or by other persons with management responsibilities who regularly have access to insider information regarding the company and are authorised to take major business decisions as well as by persons in a close relationship with the aforementioned officers are reported in the table below in accordance with § 15a Securities Trading Act (WpHG).

Dealings in securities

Name	Type of transaction	Type of security	ISIN	Transaction date	Number of securities	Price in EUR
Adrian Arrago	Sell	Stock	DE 000 8402215	11.08.2005	500	31.52
Auguste Arrago	Sell	Stock	DE 000 8402215	11.08.2005	500	31.52
André Arrago	Sell	Stock	DE 000 8402215	16.12.2005	2 700	30.00

Members of the Supervisory Board and Executive Board of Hannover Re as well as their spouses or registered partners and first-degree relatives hold less than 1% of the issued shares. As at 31 December 2005 the total holding amounted to 0.024% of the issued shares, i.e. 28,381 shares. The total volume of stock appreciation rights held by members of the Executive Board on the basis of the virtual stock option plan amounted to 1.49% of the share capital as at the balance sheet date. The value of these stock appreciation rights was EUR 1.8 million.

The remuneration received by the Supervisory Board comprises fixed and variable components. The latter are determined by the earnings before interest and taxes (EBIT) reported in the consolidated financial statement drawn up in accordance with IFRS. Appropriate allowance is made for the functions performed by the Chairman and Deputy Chairman when determining the level of remuneration paid to the members of the Supervisory Board. In the year under review the company did not pay any remuneration to members of the Supervisory Board for personally rendered services, e.g. consulting or mediation services.

Mortgage loans granted to members of the management boards

Figures in EUR thousand	2005			
	Position at 1.1.2005	Repayment	Position at 31.12.2005	Interest rate in %
Executive Board	84	84	–	5.0

The company did not enter into any contingent liabilities for members of the management boards. The names of the members of the management boards of the parent company are listed on pages 5 to 7 of this annual report.

9.3 Share-based payment

With effect from 1 January 2000 the Executive Board of Hannover Re, with the consent of the Supervisory Board, introduced a virtual stock option plan that provides for the granting of stock appreciation rights to certain managerial staff. The content of the stock option plan is based solely on the Conditions for the Granting of Stock Appreciation Rights. All the members of the Group's management are eligible for the award of stock appreciation rights. Exercise of the stock appreciation rights does not give rise to any entitlement to the delivery of Hannover Re stock, but merely to payment of a cash amount linked to the performance of the Hannover Re share. Recognition of transactions involving stock appreciation rights with cash settlement is governed by the requirements of IFRS 2 "Share-based Payment".

Stock appreciation rights were first granted for the 2000 financial year and are awarded separately for each subsequent financial year (allocation year), provided the performance criteria defined in the Conditions for the Granting of Stock Appreciation Rights are satisfied.

The internal performance criterion is accomplishment of the target performance defined by the Supervisory Board, expressed in terms of the "diluted earnings per share" (EPS) under IAS 33 "Earnings per Share". If the target performance is surpassed or undershot, the provisional basic number of stock appreciation rights initially granted is increased or reduced accordingly to produce the EPS basic number. The external performance criterion is the development of the share price in the allocation year. The benchmark used in this regard is the (weighted) ABN Amro Rothschild Global Reinsurance Index. This index encompasses the performance of all listed reinsurers worldwide. Depending upon the outperformance or underperformance of this index, the EPS basic number is increased – albeit by at most 400% of the EPS basic number – or reduced – although by no more than 50% of the EPS basic number.

The maximum period of the stock appreciation rights is 10 years, commencing at the end of the year in which they are awarded. Stock appreciation rights which are not exercised by the end of the 10-year period lapse. Stock appreciation rights may only be exercised after a waiting period and then only within four exercise periods each year. For 40% of the stock appreciation rights (first tranche of each allocation year) the waiting period is two years, for each additional 20% (tranches two to four of each allocation year) of the stock appreciation rights the waiting period is extended by one year. Each exercise period lasts for ten trading days, in each case commencing on the sixth trading day after the date of publication of the quarterly report of Hannover Rückversicherung AG.

Upon exercise of a stock appreciation right the amount paid out to the entitled party is the difference between the basic price and the current market price of the Hannover Re share at the time of exercise. In this context, the basic price corresponds to the arithmetical mean of the closing prices of the Hannover Re share on all trading days of the first full calendar month of the allocation year in question. The current market price of the Hannover Re share at the time when stock appreciation rights are exercised is determined by the arithmetical mean of the closing prices of the Hannover Re share on the last twenty trading days prior to the first day of the relevant exercise period.

The amount paid out is limited to a maximum calculated as a quotient of the total volume of remuneration to be granted in the allocation year and the total number of stock appreciation rights awarded in the year in question.

In the event of cancellation of the employment relationship or termination of the employment relationship as a consequence of a termination agreement or a set time limit, a holder of stock appreciation rights is entitled to exercise all such rights in the first exercise period thereafter. Stock appreciation rights not exercised in this period and those in respect of which the waiting period has not yet expired shall lapse. Retirement, disability or death of the member of management shall not be deemed to be termination of the employment relationship for the purpose of exercising stock appreciation rights.

The allocations for the years 2000 and 2002 to 2004 gave rise to the following commitments in the 2005 financial year:

Stock appreciation rights of Hannover Re

	Allocation year			
	2004	2003	2002	2000
Award date	24.3.2005	25.3.2004	11.4.2003	21.6.2001
Period	10 years	10 years	10 years	10 years
Waiting period	2 years	2 years	2 years	2 years
Basic price (in EUR)	27.49	24.00	23.74	25.50
Participants in year of issue	109	110	113	95
Number of rights granted	211 171	904 234	710 429	1 138 005
Fair value at 31.12.2005 (in EUR)	2.33	4.31	4.94	4.43
Maximum value (in EUR)	24.62	8.99	8.79	5.49
Number of rights existing at 31.12.2005	204 774	784 439	409 835	176 127
Provisions at 31.12.2005 (in EUR million)	0.48	3.38	2.02	0.78
Amounts paid out in the 2005 financial year (in EUR million)	–	–	1.42	3.55
Expense in the 2005 financial year (in EUR million)	0.48	1.73	0.77	0.85

In the year under review the waiting period expired for 80% of the stock appreciation rights awarded in 2000 and 40% of those awarded in 2002. 647,081 stock appreciation rights from the 2000 allocation year and 193,572 stock appreciation rights from the 2002 allocation year were exercised. The total amount paid out stood at EUR 5.0 million.

The stock appreciation rights of Hannover Re have developed as follows since 2001:

Development of the stock appreciation rights of Hannover Re

	Allocation year			
Number of options	**2004**	**2003**	**2002**	**2000**
Granted in 2001	–	–	–	1 138 005
Exercised in 2001	–	–	–	–
Lapsed in 2001	–	–	–	–
Number of options at 31.12.2001	–	–	–	1 138 005
Granted in 2002	–	–	–	–
Exercised in 2002	–	–	–	–
Lapsed in 2002	–	–	–	40 770
Number of options at 31.12.2002	–	–	–	1 097 235
Granted in 2003	–	–	710 429	–
Exercised in 2003	–	–	–	–
Lapsed in 2003	–	–	23 765	110 400
Number of options at 31.12.2003	–	–	686 664	986 835
Granted in 2004	–	904 234	–	–
Exercised in 2004	–	–	–	80 137
Lapsed in 2004	–	59 961	59 836	57 516
Number of options at 31.12.2004	–	844 273	626 828	849 182
Granted in 2005	211 171	–	–	–
Exercised in 2005	–	–	193 572	647 081
Lapsed in 2005	6 397	59 834	23 421	25 974
Number of options at 31.12.2005	204 774	784 439	409 835	176 127
Exercisable at 31.12.2005	–	–	56 547	10 284

The existing stock appreciation rights are valued on the basis of the Black/Scholes option pricing model.

The calculations were based on the year-end closing price of the Hannover Re share of EUR 29.93 as at 30 December 2005, volatility of 21.92%, a dividend yield of 0.00% and risk-free interest rates of 3.08% for the 2000 allocation year, 3.20% for the 2002 allocation year, 3.25% for the 2003 allocation year and 3.30% for the 2004 allocation year.

The average fair value of each stock appreciation right was EUR 4.43 for the 2000 allocation year, EUR 4.94 for the 2002 allocation year, EUR 4.31 for the 2003 allocation year and EUR 2.33 for the 2004 allocation year.

On this basis the aggregate provisions for the 2005 financial year amounted to EUR 6.7 million. The expense for the 2005 financial year totalled EUR 3.8 million.

9.4 Mortgages and loans

Employees who are not members of the Executive Board or Supervisory Board were granted mortgages and mortgage loans to finance residential property. These loans are all secured by a first charge on property. Bad debt losses did not exist and are not anticipated.

10. Other notes

10.1 Lawsuits

In connection with the acquisition of Lion Insurance Company, Trenton/USA, by Hannover Finance, Inc., Wilmington/USA – a subsidiary of Hannover Re –, a legal dispute exists with the former owners of Lion Insurance Company regarding the release of a portion of the purchase price at that time which is held in trust as well as a commitment to pay further portions of the purchase price and incentive compensation under management contracts. There is also a legal dispute regarding the release of a trust account that serves as security for liabilities of the previous owners in connection with a particular business segment.

With the exception of the aforementioned proceedings, no significant court cases were pending during the year under review or as at the balance sheet date – with the exception of proceedings within the scope of ordinary insurance and reinsurance business activities.

10.2 Contingent liabilities

Hannover Re has secured by subordinated guarantee a subordinated debt in the amount of USD 400.0 million issued in the 1999 financial year by Hannover Finance, Inc., Wilmington/USA. In February 2004 and May 2005 Hannover Re bought back portions of the subordinated debt in amounts of USD 370.0 million and USD 10.0 million respectively, leaving an amount of USD 20.0 million still secured by the guarantee.

Hannover Re has placed three subordinated debts on the European capital markets through its subsidiary Hannover Finance (Luxembourg) S.A. Hannover Re has secured by subordinated guarantee both the debt issued in 2001, the volume of which now stands at EUR 138.1 million, and the debts from financial years 2004 and 2005 in amounts of EUR 750.0 million and EUR 500.0 million respectively. For further details please see section 8.8 "Loans and long-term liabilities".

The guarantees given by Hannover Re for the subordinated debts attach if the issuer in question fails to render payments due under the bonds. The guarantees cover the relevant bond volumes as well as interest due until the repayment dates. Given the fact that interest on the bonds is partly dependent on the capital market rates applicable at the interest payment dates (floating rates), the maximum undiscounted amounts that can be called cannot be estimated with sufficient accuracy. Hannover Re does not have any rights of recourse outside the Group with respect to the guarantee payments.

In July 2004 Hannover Re and the other shareholders sold the participation that they held through Willy Vogel Beteiligungsgesellschaft mbH in Willy Vogel AG. In order to secure the guarantees assumed under the purchase agreement, Hannover Re and the other shareholders jointly gave the purchaser a directly enforceable guarantee limited to a total amount of EUR 7.1 million. Furthermore, in the event of a call being made on the guarantee Hannover Re and the other shareholders agreed that settlement would be based upon the ratio of participatory interests.

As security for technical liabilities to our US clients, we have established a master trust in the USA. As at the balance sheet date this master trust amounted to EUR 2,668.5 million (EUR 1,748.7 million). The securities held in the master trust are shown as available-for-sale investments.

As security for our technical liabilities, various financial institutions have furnished sureties for our company in the form of letters of credit. The total amount of the letters of credit as at the balance sheet date was EUR 3,154.2 million (EUR 2,663.7 million).

Outstanding capital commitments with respect to special investments exist in the amount of EUR 118.3 million (EUR 88.8 million) for E+S Rück AG and EUR 233.4 million (EUR 232.4 million) for Hannover Re. These involve primarily private equity funds and venture capital firms.

Within the scope of a novation agreement regarding a life insurance contract we assumed contingent reinsurance commitments with respect to due date and amount. The financing phase was terminated effective 31 December 2004 as per the agreement. The level of Hannover Re's liability as at the date of novation (31 December 2011) in relation to future balance sheet dates may change due to fluctuations in the EURIBOR and discrepancies between the actual settlements and the projections. As at the balance sheet date the estimated amount of the reinsurance commitments was EUR 27.7 million.

10.3 Long-term commitments

Following the termination of the German Aviation Pool with effect from 31 December 2003, our participation consists of the run-off of the remaining contractual relationships. Several Group companies are members of the association for the reinsurance of pharmaceutical risks and the association for the insurance of German nuclear reactors. In the event of one of the other pool members failing to meet its liabilities, an obligation exists to take over such other member's share within the framework of the quota participation.

10.4 Rents and leasing

Leased property

Summary of leasing commitments

Figures in EUR thousand	Payments
2006	6 743
2007	6 122
2008	6 059
2009	6 069
2010	5 432
Subsequent years	45 758

Operating leasing contracts produced expenditures of EUR 6.3 million (EUR 8.1 million) in the 2005 financial year.

The Insurance Corporation of Hannover and the Clarendon Group have multi-year contracts for the lease of business premises. In the latter case, a lease agreement for business premises was concluded in 2003 with a term of 20 years. The lease ends on 29 August 2023. The rent instalments are fixed for the lease term, although adjustments in line with changed market conditions are possible at contractually agreed times.

In 2002 Hannover Reinsurance Africa Ltd. concluded a sale-and-lease-back contract for land and business premises for a period of eight years. IAS 17 requires that this be recognised as an operating lease.

Rented property

Hannover Re Real Estate Holdings rents out real estate in Florida; the period of the rental contracts ranges from three to ten years. Non-cancellable contracts will produce the income shown below in subsequent years:

Figures in EUR thousand	*Payments to be received*
2006	10 503
2007	9 358
2008	9 122
2009	8 554
2010	5 701
Subsequent years	169

Rental income totalled EUR 14.3 million (EUR 14.3 million) in the 2005 financial year.

Most rental contracts end in 2010 as per the contractual agreement. Renegotiation of the tenancies is not expected to commence prior to 2008.

10.5 Currency translation

Items in the annual financial statements of Group subsidiaries were measured in the currencies of the economic environment in which the subsidiary in question primarily operates. These currencies are referred to as functional currencies. The euro is the reporting currency in which the consolidated financial statement is prepared.

Foreign currency items in the individual companies' statements of income are converted into the respective functional currency at the average rates of exchange. The individual companies' statements of income prepared in the national currencies are converted into euro at the average rates of exchange and transferred to the consolidated financial statement. The conversion of foreign currency items in the balance sheets of the individual companies and the transfer of these items to the consolidated financial statement are effected at the mean rates of exchange on the balance sheet date.

Exchange differences from the translation of monetary assets and liabilities are recognised directly in the statement of income. Exceptions involve financial instruments that are defined as qualified cash flow hedges for non-monetary balance sheet items.

Currency translation differences from the translation of non-monetary assets measured at fair value via the statement of income are recognised with the latter as profit or loss from fair value measurement changes.

Exchange differences from non-monetary items – such as equity securities – classified as available for sale are recognised in the other comprehensive income.

Key exchange rates

1 EUR corresponds to:	2005	2004	2005	2004
	Mean rate of exchange on the balance sheet date		Average rate of exchange	
	31.12.	31.12.	31.12.	31.12.
AUD	1.6145	1.7489	1.6356	1.6916
CAD	1.3769	1.6430	1.5099	1.6165
GBP	0.6870	0.7071	0.6850	0.6819
MYR	4.4823	5.1503	4.7224	4.7128
SEK	9.3930	9.0200	9.2767	9.1239
USD	1.1834	1.3640	1.2477	1.2474
ZAR	7.4890	7.6793	7.8687	7.9666

10.6 Fee paid to the auditor

Total fees of EUR 7.6 million were incurred for accountants' services throughout the Hannover Re Group worldwide in the 2005 financial year. They were principally comprised of auditing and tax consultancy fees.

Of this total amount, EUR 1.4 million was attributable to the fee paid to the appointed auditor of the consolidated financial statement as defined by § 318 German Commercial Code (HGB). The amount includes a fee of EUR 1.0 million for the auditing of the financial statement, EUR 0.2 million for tax consultancy services and EUR 0.2 million for consultancy and other services performed for the parent or subsidiary companies.

10.7 Events after the balance sheet date

In a press release dated 3 February 2006 we reported that Hannover Re had again made use of the capital market for the securitisation of reinsurance risks. Designated "K5", the transaction has a volume of USD 370 million. It was placed predominantly with institutional investors in North America and is initially limited to a term of three years. The portfolio assembled for the securitisation consists of non-proportional reinsurance treaties in the property, catastrophe, aviation and marine lines, including offshore business. Kaith Re Ltd., a special purpose entity based in Bermuda, was used for the transaction. With effect from 1 January 2006 the company has been registered under the Segregated Accounts Act 2000, and since that date Hannover Re has held the majority interest in the company.

Hannover, 21 March 2006

Executive Board


Zeller


Arrago


Dr. Becke


Gräber


Dr. König


Dr. Pickel


Wallin

We have audited the consolidated financial statements prepared by the Hannover Rückversicherung AG, Hannover, comprising the balance sheet, the income statement, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the business year from 1 January to 31 December 2005. The preparation of the consolidated financial statements and the group management report in accordance with IFRS, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Para 1 HGB and supplementary provisions of the articles of incorporation are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRS, as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and supplementary provisions of the articles of incorporation and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Hannover, 21 March 2006

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Dahl	Schuster
Wirtschaftsprüfer	Wirtschaftsprüfer

REPORT OF THE SUPERVISORY BOARD
of Hannover Re for the Hannover Re Group

In our function as the Supervisory Board we considered at length during the 2005 financial year – as in previous years – the position and development of Hannover Rückversicherung AG (Hannover Re), the parent company of the Hannover Re Group. We advised the Executive Board on the direction of the company and monitored the management of business on the basis of written and verbal reports from the Executive Board. The Supervisory Board held four meetings in order to adopt the necessary resolutions. Resolutions were adopted by a written procedure with respect to two matters requiring attention at short notice. The Standing Committee and the Balance Sheet Committee, both committees formed by the Supervisory Board within the meaning of § 107 Para. 3 German Stock Corporation Act, met on three and two occasions respectively. The Chairman of the Supervisory Board updated the full Supervisory Board on the Committees' major deliberations at its next meeting. Furthermore, we received quarterly written reports from the Executive Board on the course of business and the position of the Group pursuant to § 90 German Stock Corporation Act. These reports contain, inter alia, up-to-date details of the current planned and expected figures for the individual business groups. The reporting also covers strains from major losses as well as the investment portfolio, investment income, the ratings of the various Group companies and the increase in the Group's global workforce. The quarterly reports with the quarterly financial statements and key figures for the Hannover Re Group constitute a further important source of information for the Supervisory Board. In addition, the Chairman of the Supervisory Board was constantly advised of major developments and impending decisions by the Chairman of the Executive Board. All in all, we were involved in decisions taken by the Executive Board as required by our statutory responsibilities and those placed upon us by the company's Articles of Association.

The Executive Board explained to us the profit expected for the 2005 financial year as well as the operational planning for the 2006 financial year. The focus here was on the strains associated with hurricanes "Katrina" and "Rita" and the resulting implications for our future strategy with respect to the reinsurance of natural catastrophe risks.

As part of its discussion of important individual projects the Supervisory Board considered, inter alia, the issue of subordinated debt by the subsidiary Hannover Finance (Luxembourg) S.A. in the amount of EUR 500 million. Issued in a highly favourable financing climate, the loan served to replace as far as possible a subordinated debt of EUR 350 million issued in 2001 with a term of 30 years and to further reinforce the Group's strong capital base. The reorganisation of the Group's primary insurance activities in the USA was also discussed at considerable length. The strategic shift at the Clarendon Insurance Group envisages the run-off of existing program business and a focus on profitable specialty business. The Supervisory Board expressly welcomes this realignment of business policy and the resulting restructuring activities.

The Supervisory Board also paid close attention to the development of the Group's other major subsidiaries and participations. With a view to unifying the Group's market presence and sales activities, the Supervisory Board gave the green light to the reorganisation of financial reinsurance operations in Ireland. The ultimate goal here is to bring together all the Group's activities in a single company. The Supervisory Board also approved the inclusion of two life reinsurance subsidiaries in a special "Beteiligungs-GmbH". Capital measures at various subsidiaries were discussed, including for example capital increases of EUR 65 million at Hannover Life Reassurance (Ireland) Ltd. and USD 25 million at Hannover Life Reassurance Company of America. Both these capital measures will safeguard the companies' growth and satisfy more exacting market requirements with respect to ratings and solvency. In this context we also examined and assessed the issue of capital tie-up at the subsidiaries and the flexibility of capital repatriation.

With the aid of specialist analyses the Supervisory Board took an in-depth look at financial reinsurance, which has come in for heavy criticism especially in the USA. On the basis of extensive information provided by the Executive Board, the Supervisory Board satisfied itself that in this business group too the worldwide activities conducted by the Hannover Re Group are in conformity with legal standards.

In its reporting on the current year the Executive Board intends to respond to a desire expressed by the Supervisory Board at its last meeting of 2005 for a comprehensive description of reserving and retrocession practice.

The Rules of Procedure for the Executive Board were again reviewed and the list of investment-related measures and transactions requiring approval was updated. As is the case every year, the Supervisory Board was also provided with details of significant pending legal procedures. The Supervisory Board again devoted considerable attention to the issue of Corporate Governance. Against the backdrop of new legal provisions, including for example the Investor Protection Improvement Act (Anlegerschutzverbesserungsgesetz), Hannover Re's Corporate Governance principles were updated. With an eye to the amendment of Item 5.4.2 of the German Corporate Governance Code, the Supervisory Board determined that four of the six shareholders' representatives are "independent" as defined by the Code. In the opinion of the Supervisory Board it therefore includes a sufficient number of independent members. The considerable importance attached to the standards of good and responsible enterprise management set out in the Corporate Governance Code is also evident from the declaration of conformity given by the Executive Board and Supervisory Board pursuant to § 161 Stock Corporation Act regarding compliance with the German Corporate Governance Code. The company fails to comply with the recommendations of the Code only with respect to the individualised specification of compensation received by members of the Executive Board and Supervisory Board. The reader is further referred to the Corporate Governance report printed in this annual report and the company's publications in the Internet.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG DTG), Hannover, was mandated to audit the consolidated financial statements and the Executive Board's management report for the Hannover Re Group in accordance with IAS/IFRS. The Supervisory Board selected the auditor for the 2005 audit and the Chairman of the Supervisory Board awarded the concrete audit mandate. In addition to the usual audit tasks, the audit focused particularly on the handling of current account transactions with ceding companies and retrocessionaires – including transactions within the Group – and the impairment of deferred tax assets. Collaboration with the auditors took place on a trusting and cooperative basis. The special challenges associated with the international aspects of the audit were met without reservation. Since the audit did not give rise to any objections KPMG DTG issued an unqualified audit certificate. The Balance Sheet Committee discussed the annual financial statements and the management report at a meeting attended by the auditors. The auditors' report was distributed to all members of the Supervisory Board and scrutinised in detail – with the participation of the auditors – at the Supervisory Board meeting held to consider the annual results. The auditors were present at the Annual General Meeting.

The report on the company's relations with affiliated companies drawn up by the Executive Board has likewise been examined by KPMG DTG and given the following unqualified audit certificate:

"Having audited the report in accordance with our professional duties, we confirm that

1. its factual details are correct;
2. in the case of the transactions detailed in the report, the expenditure of the company was not unreasonably high."

We have examined

a) the annual financial statements of the company and the management report prepared by the Executive Board,

b) the consolidated financial statements of the Hannover Re Group and the Group management report prepared by the Executive Board and

c) the report of the Executive Board pursuant to § 312 German Stock Corporation Act (Report on relations with affiliated companies)

– in each case drawn up as at 31 December 2005 and awarded the auditors' unqualified audit certificate – and have no objections. The Supervisory Board has thus approved the annual financial statements and the consolidated financial statements; the annual financial statements are thereby adopted. We concur with the Executive Board's proposal regarding the appropriation of the disposable profit for 2005.

Hannover, 22 March 2006

For the Supervisory Board

Wolf-Dieter Baumgartl
Chairman

Hannover Re has long practised good enterprise management and supervision in the spirit of state-of-the-art Corporate Governance. This is already evident from the fact that in 2004 and 2005 the company fulfilled all the recommendations of the Code with just two exceptions and thus clearly surpassed the average compliance level achieved by the companies represented in the MDax – put at 90% in 2004 by the German Corporate Governance Code (DCGK) Government Commission.

Corporate Governance describes for the Executive Board and Supervisory Board of Hannover Re the legal and actual institutional framework for the management and supervision of the company in all key areas of enterprise constitution, including for example in company and capital market law, accounting and risk management. Corporate Governance is not an end in itself; rather, it continues to serve the goal of bringing about sustained growth in the value of the company as well as strengthening and consolidating on a lasting basis the trust placed in the enterprise by our shareholders, business partners, clients, employees and the general public. On this basis Hannover Re supports the principles of value-oriented and transparent enterprise management and supervision as defined in the German Corporate Governance Code (DCGK) and recognises their importance in guiding its activities.

In the year just-ended we again consistently devoted special attention to our communication with the financial markets and developed an impressive range of Investor Relations activities, including:

- We organised four international teleconferences for analysts and institutional investors for the purpose of explaining our quarterly financial statements, discussing the underlying financial data and our business policy and answering questions. The accompanying presentations were broadcast live over the Internet.
- Around 50 roadshows and investor conferences were held at various international financial marketplaces.
- Representatives of the company also met with almost 40 international analysts and investors in Hannover for one-to-one discussions.
- Key financial data was discussed on a regular basis with the rating agencies. By way of interactive management meetings we enhanced the sharing of information with Standard & Poor's and A.M. Best, the major rating agencies for the reinsurance industry.
- In what has already become a regular fixture, a one-day seminar for analysts and investors was held in Hannover to meet the needs of the financial market for basic background information.
- Analyst conferences were held in Frankfurt and London to discuss the annual financial statements. These conferences, the press briefing on the annual results, the speech made by the Chairman of the Executive Board at our Annual General Meeting as well as the telephone conferences were all recorded and can be accessed online by interested parties via video/audio streaming.
- Up-to-date information was also provided on the Web and through press releases and newsletters. Special mention should be made here of the expanded information on Corporate Governance provided as part of the redesign of our Internet presence as well as of our IR Online Magazine. Published monthly, this can be accessed at the click of a mouse on our website's homepage and is also available to interested readers by e-mail subscription.

The following additional activities are also particularly noteworthy: the Corporate Governance Principles of Hannover Re adopted by the Supervisory Board and Executive Board in 2003 – and regularly refined since that date – were adjusted in March 2005 in response to changes in laws and standards governing enterprise management and supervision. With the aim of further improving the close and constructive cooperation between the Executive Board and the Supervisory Board, the list of measures and transactions requiring approval was defined more precisely in the Executive Board's Rules of Procedure. In compliance with Item 5.4.2 of the German Corporate Governance Code (DCGK) the Supervisory Board determined in August 2005 that in its assessment it included – with four of altogether six shareholder representatives – a sufficient number of independent members.

The company also had to adjust to a flood of new statutory regulations in the area of Corporate Governance in recent years. In the past two years alone they included the Investor Protection Improvement Act (Anlegerschutzverbesserungsgesetz), the Act on Corporate Integrity and Modernisation of the Right of Avoidance (Gesetz zur Unternehmensintegrität und Modernisierung des Anfechtungsrechts), the Auditing Reform Act (Bilanzrechtsreformgesetz), the Auditing Control Act (Bilanzkontrollgesetz), the Investor Model Proceedings Act (Kapitalanleger-Musterverfahrensgesetz), the Securities Prospectus Act (Wertpapierprospektgesetz) and the Act on Executive Board Remuneration (Vorstandsvergütungs-Offenlegungsgesetz). What is more, the German Corporate Governance Code (DCGK) underwent further revision, and the latest version of 2 June 2005 now contains 82 recommendations as well as numerous other suggestions.

The multitude of new regulations imposed numerous additional obligations on the company, which are reflected in new organisational standards and have given rise to considerable extra financial outlay. Two examples may be mentioned by way of illustration:

- § 15 b of the Securities Trading Act (Wertpapierhandelsgesetz = WpHG) requires enterprises to keep insider directories of persons with access to insider information. At the parent company alone this list – which has to be constantly updated – contains around 250 names.

- § 15 a of the Securities Trading Act (WpHG) and Item 6.6 of the German Corporate Governance Code (DCKG) require an enterprise's managerial staff and their close relatives to publicly disclose dealings in the company's securities in excess of an amount of EUR 5,000 in a calendar year. This requirement necessitates innumerable notifications and mandatory disclosures with no significant informational value. After all, what greater insight does the capital market gain if a senior manager's relative buys and then sells shares of the company worth EUR 2,500 in a particular year? Such imposition of norms has insufficient relevance to the capital market and does not promote Corporate Governance, but it does create overregulation and additional bureaucracy.

Securities transactions pursuant to Item 6.6 of the German Corporate Governance Code (DCGK)

Dealings in shares, options and derivatives of Hannover Rückversicherung AG effected by members of the Executive Board or Supervisory Board of Hannover Re or by other persons with managerial functions who regularly have access to insider information concerning the company and who are authorised to take major business decisions – as well as such dealings conducted by certain persons closely related to the aforementioned individuals – in excess of EUR 5,000 are listed under Item 9.2 of the Notes to this Annual Report.

Shareholdings pursuant to Item 6.6 of the German Corporate Governance Code (DCGK)

Information in this respect is also provided under Item 9.2 of the Notes to this Annual Report.

Stock appreciation rights

Information regarding this topic is provided under Item 9.3 of the Notes.

German Corporate Governance Code

Once again, the company failed to comply with the recommendations of the Code only with respect to individualised specification of the compensation received by the Executive Board and Supervisory Board (Code Items 4.2.4 and 5.4.7 Para. 3). The required disclosure regarding the recommendations of the German Corporate Governance Code not currently implemented by Hannover Re is provided in the following declaration of conformity.

Declaration of conformity pursuant to § 161 Stock Corporation Act (AktG) regarding compliance with the German Corporate Governance Code at Hannover Rückversicherung AG

The German Corporate Governance Code sets out major statutory requirements governing the management and supervision of German listed companies. It contains both nationally and internationally recognised standards of good and responsible enterprise management. The purpose of the Code is to foster the trust of investors, clients, employees and the general public in German enterprise management. Under § 161 Stock Corporation Act (AktG) it is incumbent on the Management Board and Supervisory Board of German listed companies to provide an annual declaration of conformity with the recommendations of the "German Corporate Governance Code Government Commission" published by the Federal Ministry of Justice or to explain which recommendations of the Code were/are not applied. Implementation of the recommendations by Hannover Rückversicherung AG diverges from the German Corporate Governance Code (amended version of 2 June 2005) in the following respects:

Individualised specification of compensation received by the Executive Board and Supervisory Board

(Code Items 4.2.4 Sentence 2 and 5.4.5 Para. 3, Sentence 1)

The compensation received by the members of the Executive Board and the Supervisory Board is supposed to be reported in the Notes to the consolidated financial statements and/or in the Corporate Governance Report on an individualised basis broken down into its constituent elements. Hannover Re is of the opinion that the legal protection of rights of personality should take precedence over the disclosure and transparency interests of investors. For this reason, as has been the case to date, a summary presentation of the compensation and its constituent elements is provided in the Notes to the consolidated financial statements. This disclosure enables our shareholders to fully assess the appropriateness of the total amount of compensation.

We were and are in conformity with all other recommendations of the Code.

Hannover, 15 November 2005

Executive Board Supervisory Board

BRANCH OFFICES AND SUBSIDIARIES
of the Hannover Re Group abroad

Australia

Hannover Life Re of Australasia Ltd
Level 7
70 Phillip Street
Sydney NSW 2000
Tel. +61/2/92 51 69 11
Fax +61/2/92 51 68 62
Managing Director:
Steve Willcock

Hannover Rückversicherung AG
Australian Branch – Chief Agency
The Re Centre
Level 21
Australia Square
264 George Street
G. P. O. Box 3973
Sydney NSW 2001
Tel. +61/2/92 74 30 00
Fax +61/2/92 74 30 33
Chief Agent:
Ross Littlewood

Bermuda

Hannover Re (Bermuda) Ltd.
50 Parliament Street, 2nd Floor
Hamilton, HM 12
Tel. +1/441/2 94 31 10/11
Fax +1/441/2 96 75 68
President & CEO:
Dr. Konrad Rentrup

Canada

Hannover Rückversicherung AG
Canadian Branch - Chief Agency
3650 Victoria Park Avenue, Suite 201
Toronto, Ontario M2H 3P7
Tel. +1/416/4 96 11 48
Fax +1/416/4 96 10 89
Chief Agent:
V. Lorraine Williams

Hannover Rückversicherung AG
Canadian Branch – Facultative Office
150 York Street, Suite 1008
Toronto, Ontario M5H 3S5
Tel. +1/4 16/8 67 97 12
Fax +1/4 16/8 67 97 28
Manager:
Margaret Whiteley

China

Hannover Rückversicherung AG
Shanghai Representative Office
Suite 2711, Bank of China Tower
200 Yin Cheng Zhong Road
Pudong New Area
200120 Shanghai
Tel. +86/21/50 37 25 25
Fax +86/21/50 37 27 27
Chief Representative:
Michael Huang

Hannover Rückversicherung AG
Hong Kong Branch
2008 Sun Hung Kai Centre
30 Harbour Road
Wanchai, Hong Kong
Tel. +8 52/25 19 32 08
Fax +8 52/25 88 11 36
General Manager:
David Laskey

France

Hannover Re
Gestion de Réassurance
France S.A.
7 rue Montalivet, 4th Floor,
75008 Paris
Tel. +33/1/42 66 87 87
Fax +33/1/42 66 87 88
General Manager:
Jean-Jacques Menon

Hannover Rückversicherung AG
Succursale française pour
la Réassurance Vie
7 rue Montalivet, 4th Floor,
75008 Paris
Tel. +33/1/42 66 87 78
Fax +33/1/42 66 87 98
General Manager:
Claude Vercasson

Great Britain

Hannover Life Reassurance (UK) Limited
Hannover House
Virginia Water
Surrey GU25 4AA
Tel. +44/13 44/84 52 82
Fax +44/13 44/84 53 83
Managing Director:
David Brand

Hannover Services (UK) Ltd.
Hannover House
Virginia Water
Surrey GU25 4AA
Tel. +44/13 44/84 52 82
Fax +44/13 44/84 53 83
Managing Director:
Michael Wennin

International Insurance Company
of Hannover Ltd.
1st Floor
L'Avenir Opladen Way
Bracknell
Berkshire RG12 0PE
Tel. +44/13 44/39 76 00
Fax +44/13 44/39 76 01
Managing Director:
Michael Wennin

Office London
2nd Floor
69–70 Mark Lane
London EC3R 7HJ
Tel. +44/20/74 80 73 00
Fax +44/20/74 8 1 38 45
Representative:
Michael Wennin

Ireland

E+S Reinsurance (Ireland) Ltd.
No. 2 Custom House Plaza, IFSC
Dublin 1
Tel. +3 53/1/6 12 57 16
Fax +3 53/1/6 73 63 39
Managing Director:
Henning Ludolphs

Hannover Life Reassurance
(Ireland) Limited
No. 4 Custom House Plaza, IFSC
Dublin 1
Tel. +3 53/1/6 12 57 18
Fax +3 53/1/6 73 69 17
Managing Director:
Colin Rainier

Hannover Reinsurance (Dublin) Ltd.
No. 2 Custom House Plaza, IFSC
Dublin 1
Tel. +3 53/1/6 12 57 17
Fax +3 53/1/6 73 69 16
Managing Director:
Henning Ludolphs

Hannover Reinsurance (Ireland) Ltd.
No. 2 Custom House Plaza, IFSC
Dublin 1
Tel. +3 53/1/6 12 57 15
Fax +3 53/1/8 29 14 00
Managing Director:
Henning Ludolphs

Italy

Hannover Re Services Italy Srl
Via Mazzini, 12
20123 Milan
Tel. +39/02/80 68 13 11
Fax +39/02/80 68 13 49
Amministratore Delegato:
Dr. Georg Pickel

Japan

Hannover Re Services Japan KK
7th Floor, Hakuyo Building
3-10 Nibancho
Chiyoda-ku
Tokio 102-0084
Tel. +81/3/52 14 11 01
Fax +81/3/52 14 11 05
Managing Director:
Megumi Ugai

Korea

Hannover Rückversicherung AG
Seoul Representative Office
German Office
Shintown Plaza Building
28-2 Hannam-dong
Yongsan-ku
Seoul 140-210
Tel. +82/2/37 80 46 16
Fax +82/2/37 80 46 08
Representative:
Pyung Won Kim

Malaysia

Hannover Rückversicherung AG
Malaysian Branch
Suite 31-1, 31st Floor
Wisma UOA II
No. 21 Jalan Pinang
50450 Kuala Lumpur
Tel. +60/3/21 64 51 22
Fax +60/3/21 64 61 29
General Manager:
K Rohan

Mexico

Hannover Services (México) S.A. de C.V.
Av. Santa Fé No. 170
Col. Lomas de Santa Fé
German Centre
Oficina 7-4-10
C.P. 01210 México, D.F.
Tel. +52/55/91 40 08 00
Fax
Life Dept. +52/55/85 03 97 59
Treaty Dept. +52/55/85 03 97 60
Facultative Dept. +52/55/85 03 97 58
Managing Director:
Jaime Ernesto Cáceres

South Africa

Compass Insurance Company Ltd.
P. O. Box 37226
Birnam Park 2015
Johannesburg
Tel. +27/11/7 45 83 33
Fax +27/11/7 45 83 44
www.compass.co.za
Managing Director:
Margaret Louw

Hannover Life Reassurance
Africa Limited
P. O. Box 10842
Johannesburg 2000
Tel. +27/11/4 81 65 00
Fax +27/11/4 84 33 30/32
Managing Director:
Gerd Obertopp

Hannover Reinsurance Africa Limited
P. O. Box 10842
Johannesburg 2000
Tel. +27/11/4 81 65 00
Fax +27/11/4 84 33 30/32
Managing Director:
Achim Klennert

Spain

HR Hannover Re
Correduría de Reaseguros, S.A.
Paseo del General Martínez
Campos 46
28010 Madrid
Tel. +34/91/3 19 00 49
Fax +34/91/3 19 93 78
Director General:
Eduardo Molinari

Sweden

Hannover Rückversicherung AG
Tyskland filial
Hantverkargatan 25
P. O. Box 22085
104 22 Stockholm
Tel. +46/8/6 17 54 00
Fax +46/8/6 17 55 99
Managing Director:
Einar Östlund

International Insurance
Company of Hannover Ltd.
England filial
Hantverkargatan 25
P. O. Box 22085
104 22 Stockholm
Tel. + 46/8/6 17 54 00
Fax + 46/8/6 17 55 99
Managing Director:
Einar Östlund

Taiwan

Hannover Rückversicherung AG
Taipei Representative Office
17F No. 167, Tun Hwa North Road
Taipeh 105, Taiwan
Life Dept.
Tel. +8 86/2/27 17 19 99-21 61
Facultative Dept.
Tel. +8 86/2/27 17 19 99-21 62
Fax +8 86/2/25 47 70 67
Representative:
Tzu Chao Chen

USA

Clarendon Insurance Group, Inc.
7 Times Square,
36th and 37th Floor
New York, NY 10036
Tel. +1/2 12/8 05 97 00
Fax +1/2 12/8 05 98 00

Hannover Life Reassurance
Company of America
800 N. Magnolia Avenue
Suite 1400
Orlando, Florida 32803-3251
Tel. +1/4 07/6 49 84 11
Fax +1/4 07/6 49 83 22
President & CEO:
Peter R. Schaefer

Hannover Re Advanced Solutions
U.S. Representative Office
500 Park Blvd., 13th Floor, Suite 1350
Itasca, Illinois 60143
Tel. +1/6 30/2 50 55 11
Fax +1/6 30/7 73-99 37
Senior Vice President:
Reinhard Elers

Insurance Corporation of Hannover
500 Park Blvd.
Suite 1350
Itasca, Illinois 60143
Tel. +1/6 30/2 50 55 01
Fax +1/6 30/7 73-99 37
Senior Vice President:
Stephen Fitzpatrick

Hannover Re Services USA, Inc.
500 Park Blvd.
Suite 1350
Itasca, Illinois 60143
Tel. +1/6 30/2 50 55 01
Fax +1/6 30/7 73-99 37

Praetorian Financial Group, Inc.
7 Times Square,
New York, NY 10036
Tel. +1/212/7 90 97 80
Fax +1/212/7 90 98 07
President & CEO:
Rodman Fox

Accumulation loss: sum of several individual losses incurred by various policyholders as a result of the same loss event (e.g. windstorm, earthquake). This may lead to a higher loss for the direct insurer or reinsurer if several affected policyholders are insured by the said company.

Acquisition cost, deferred (DAC): cost of an insurance company that arises from the acquisition or the renewal of an insurance contract (e.g. commission for the closing, costs of proposal assessment and underwriting etc.). Capitalisation results in a distribution of the cost over the duration of the contract.

Alternative risk financing: use of the capacity available on the capital markets to cover insurance risks, e.g. through the securitisation of natural catastrophe risks.

American Depositary Receipt (ADR): share certificates written by US banks on foreign shares deposited there. Instead of trading the foreign shares directly, US stock exchanges trade the ADRs.

Bancassurance: partnership between a bank and an insurance company for the purpose of selling insurance products through the banking partner's branches. The link between the insurer and the bank is often characterised by an equity participation or a long-term strategic cooperation between the two parties.

Benefit reserves: value arrived at using mathematical methods for future liabilities (present value of future liabilities minus present value of future incoming premiums), primarily in life and health insurance.

Block assumption transaction (BAT): proportional reinsurance treaty on a client's life or health insurance portfolio, by means of which it is possible, inter alia, for our clients to realise in advance the future profits so as to be able to efficiently ensure the attainment of corporate objectives, e.g. in the areas of financial or solvency policy.

Cash flow statement: statement on the origin and utilisation of cash and cash equivalents during the accounting period. It shows the changes in liquid funds separated into cash flows from operating, investing and financing activities.

Catastrophe loss: loss which has special significance for the direct insurer or reinsurer due to the amount involved; it is defined as a catastrophe loss in accordance with a fixed loss amount or other criteria.

Cedant: direct insurer or reinsurer which passes on (also: cedes) shares of its insured or reinsured risks to a reinsurer in exchange for premium.

Cession: transfer of a risk from the direct insurer to the reinsurer.

Claims and claims expenses: sum total of paid claims and provisions for loss events that occurred in the business year; this item also includes the result of the run-off of the provisions for loss events from previous years, in each case after the deduction of own reinsurance cessions.

Coinsurance Funds Withheld- (CFW) Treaty: type of coinsurance contract where the ceding company retains a portion of the original premium at least equal to the ceded reserves. Similar to a → Modco contract the interest payment to the reinsurer reflects the investment return on an underlying asset portfolio.

Combined ratio: sum of the loss ratio and expense ratio.

Confidence (also: probability) level: the confidence level defines the probability with which the defined amount of risk will not be exceeded.

Corporate Governance: serves to ensure responsible management and supervision of enterprises and is intended to foster the trust of investors, clients, employees and the general public in companies.

Credit status (also: creditworthiness): ability of a debtor to meet its payment commitments.

Creditworthiness: cf. → credit status

Critical illness coverages: cf. → dread disease coverages

Deposits with ceding companies/deposits received from retrocessionaires (also: funds held by ceding companies/funds held under reinsurance treaties): collateral provided to cover insurance liabilities that a (re-)insurer retains from the liquid funds which it is to pay to a reinsurer under a reinsurance treaty. In this case, the retaining company shows a deposit received, while the company furnishing the collateral shows a deposit with a ceding company.

Derivatives, derivative financial instruments: these are financial products derived from underlying primary instruments such as equities, fixed-income securities and foreign exchange instruments, the price of which is determined on the basis of an underlying security or other reference asset. Notable types of derivatives include swaps, options and futures.

Direct (also: primary) insurer: company which accepts risks in exchange for an insurance premium and which has a direct contractual relationship with the policyholder (private individual, company, organisation).

Discounting of loss reserves: determination of the present value of future profits through multiplication by the corresponding discount factor. In the case of the loss reserves this is necessary because of the new profit calculation methods for tax purposes applicable to German joint-stock corporations.

Diversification: orientation of business policy towards various revenue streams in order to minimise the effects of economic fluctuations and stabilise the result. Diversification is an instrument of growth policy and risk policy for a company.

Dread disease (also: critical illness) coverages: personal riders on the basis of which parts of the sum insured which would otherwise only become payable on occurrence of death are paid out in the event of previously defined severe illnesses.

Due diligence: activity generally performed as part of a capital market transaction or in the case of mergers and acquisitions, covering inter alia an examination of the financial, legal and tax situation.

Earnings per share, diluted: ratio calculated by dividing the consolidated net income by the weighted average number of shares outstanding. The calculation of the diluted earnings per share is based on the number of shares including subscription rights already exercised or those that can still be exercised.

Earnings retention: non-distribution of a company's profits leading to a different treatment for tax purposes than if profits were distributed.

Excess of loss treaty: cf. → non-proportional reinsurance

Expense ratio: administrative expenses in relation to the (gross or net) premiums written.

Exposure: level of danger inherent in a risk or portfolio of risks; this constitutes the basis for premium calculations in reinsurance.

Facultative reinsurance: participation on the part of the reinsurer in a particular individual risk assumed by the direct insurer. This is in contrast to → obligatory (also: treaty) reinsurance.

Fair value: price at which a financial instrument would be freely traded between two parties.

Financial Accounting Standards Board (FASB): committee in the USA whose task is to determine and improve upon the standards of accounting and reporting.

Financial Accounting Standards (FAS): cf. → Statement of Financial Accounting Standards (SFAS)

Financial reinsurance: reinsurance with limited potential for profits and losses; the primary objective is to strive for risk equalisation over time and to stabilise the → cedant's balance sheet.

Free float: the free float refers to the part of the capital stock held by shareholders with a low stockholding in both absolute and relative terms.

Funds held by ceding companies/funds held under reinsurance treaties: cf. → Deposits with ceding companies/deposits received from retrocessionaires

Goodwill: the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed.

Gross/Retro/Net: gross items constitute the relevant sum total deriving from the acceptance of direct insurance policies or reinsurance treaties; retro items constitute the relevant sum total deriving from own reinsurance cessions. The difference is the corresponding net item (gross – retro = net, also: for own account).

Hybrid capital: debt structure which because of its subordination bears the character of both debt and equity

IBNR (Incurred but not reported) reserve: provision for claims which have already occurred but which have not yet been reported.

Impairment: extraordinary amortisation taken when the present value of the estimated future cash flow of an asset is less than its book value.

International Accounting Standards (IAS): cf. → International Financial Reporting Standards (IFRS)

International Accounting Standards Board (IASB): committee in the EU whose task is to determine and improve upon the international standards of accounting and reporting.

International Financial Reporting Standards (IFRS): standards published by the International Accounting Standards Board on accounting and reporting (until 2002 they were named International Accounting Standards, IAS).

International Securities Identification Number (ISIN): ten-character universal code used to identify securities internationally. It is prefixed by a country code that specifies the country where the issuer entity is legally registered or in which it has legal domicile, e.g. DE = Germany.

Investment grade: investment grade ratings are awarded to companies and assigned to securities that have a low risk profile. They contrast with non-investment-grade ratings, which by definition include speculative elements and therefore entail a significantly higher risk.

Issuer: private enterprise or public entity that issues securities, e.g. the federal government in the case of German Treasury Bonds and a joint-stock corporation in the case of shares.

Leader: if several (re-)insurers participate in a contract, one company assumes the role of leader. The policyholder deals exclusively with this lead company. The lead (re-) insurer normally carries a higher percentage of the risk for own account.

Letter of credit (LOC): bank guarantee; at the request of the guaranteed party, the bank undertakes to render payment to the said party up to the amount specified in the LOC. This method of providing collateral in reinsurance business is typically found in the USA.

Life and health (re-)insurance: collective term for the lines of business concerned with the insurance of persons, i.e. life, pension, health and personal accident insurance.

Life business: this term is used to designate business activities in our life and health reinsurance business group.

Loss, economic: total loss incurred by the affected economy as a whole following the occurrence of a loss. The economic loss must be distinguished from the → insured loss.

Loss, insured: the insured loss reflects the total amount of losses covered by the insurance industry (insurers and reinsurers).

Loss ratio: proportion of loss expenditure in the → retention relative to the (gross or net) premiums earned.

Mark-to-market valuation: the evaluation of financial instruments to reflect current market value or → fair value.

Matching currency cover: coverage of technical liabilities in foreign currencies by means of corresponding investments in the same currency in order to avoid exchange-rate risks.

Modified Coinsurance- (Modco) Treaty: type of reinsurance treaty where the ceding company retains the assets supporting the reinsured reserves by withholding a fund, thereby creating an obligation to render payments to the reinsurer at a later date. Such payments include a proportional share of the gross premium plus a return on the assets.

Net: cf. → Gross/Retro/Net

Non-life business: by way of distinction from business activities in our life and health reinsurance business group, we use this umbrella term to cover our business groups of property and casualty reinsurance, financial reinsurance and specialty insurance.

Non-proportional reinsurance: reinsurance treaty under which the reinsurer assumes the loss expenditure in excess of a particular amount (→ priority) (e.g. under an excess of loss treaty). This is in contrast to → proportional reinsurance.

Obligatory (also: treaty) reinsurance: reinsurance treaty under which the reinsurer participates in a → cedant's total, precisely defined insurance portfolio. This is in contrast to → facultative reinsurance.

Other securities, available-for-sale: securities that are not classified as "trading" or "held-to-maturity"; these securities can be disposed of at any time and are reported at their market value at the balance sheet date. Changes in market value do not affect the statement of income.

Other securities, held-to-maturity: investments in debt securities intended to be held to maturity. They are measured at amortised cost.

Other securities, trading: securities that are held principally for short-term trading purposes. They are measured at their market value at the balance sheet date.

(Insurance) Pool: a risk-sharing partnership under civil law formed by legally and economically independent insurers and reinsurers in order to create a broader underwriting base for particularly large or unbalanced risks. The members undertake to write certain risks only within the scope of the insurance pool. They include such risks – while maintaining their commercial independence – in the insurance pool against a commission fee. Each insurer participates in the profit or loss of the insurance pool according to its proportionate interest. Reinsurance is often ceded or accepted in order to further diversify the risk. Pools can be divided into two types: coinsurance pools, in which all members take the role of primary insurers according to their interests, and reinsurance pools, in which a primary insurer writes the risks and then spreads them among the participating insurers by way of reinsurance.

Portfolio: a) all risks assumed by an insurer or reinsurer in a defined sub-segment (e.g. line of business, country) or in their entirety; b) group of investments defined according to specific criteria.

Premium: agreed remuneration for the risks accepted from an insurance company. Unlike the earned premiums, the written premiums are not deferred.

Present value of future profits (PVFP): intangible asset primarily arising from the purchase of life and health insurance companies or portfolios. The present value of expected future profits from the portfolio assumed is capitalised and amortised according to schedule.

Price earnings ratio (PER): ratio of the market value of a share to the earnings per share of a publicly traded corporation.

Primary insurer: cf. → direct insurer

Priority: direct insurer's loss amount stipulated under → non-proportional reinsurance treaties; if this amount is exceeded, the reinsurer becomes liable to pay. The priority may refer to an individual loss, an → accumulation loss or the total of all annual losses.

Probability level: cf. → confidence level

Property and casualty (re-)insurance: collective term for all lines of business which in the event of a claim reimburse only the incurred loss, not a fixed sum insured (as is the case in life and personal accident insurance, for example). This principle applies in all lines of property and casualty insurance.

Proportional reinsurance: reinsurance treaties on the basis of which shares in a risk or → portfolio are reinsured under the relevant direct insurer's conditions. → Premiums and losses are shared proportionately on a pro-rata basis. This is in contrast to → non-proportional reinsurance.

Protection cover: protection of segments of an insurer's portfolio against major losses (per risk/per event), primarily on a non-proportional basis.

Provision: liability item as at the balance sheet date to discharge obligations which exist but whose extent and/or due date is/are not known. Technical provisions, for example, are for claims which have already occurred but which have not yet been settled, or have only been partially settled (= provision for outstanding claims, abbreviated to: claims provision).

Provision for unearned premiums (also: unearned premium reserve): premiums written in a financial year which are to be allocated to the following period on an accrual basis. This item is used to defer written premiums.

Purchase cost, amortised: the cost of acquiring an asset item including all ancillary and incidental purchasing costs; in the case of wasting assets less scheduled and/or special amortisation.

Quota share reinsurance: form of proportional reinsurance under which the reinsurer assumes a contractually set percentage share of the written risk. Since the insurer is responsible for acquisition, pricing, policy administration and claims handling, the administrative expenditure for the reinsurer is very low. The latter therefore participates in the aforementioned expenses through payment of a reinsurance commission. This commission can amount to 15%–20% of the original premium depending upon the market and cost situation.

Rate: percentage rate (usually of the premium income) of the reinsured portfolio which is to be paid to the reinsurer as reinsurance premium under a → non-proportional reinsurance treaty.

Rating: systematic evaluations of companies with respect to their → credit status or the credit status of issuers with regard to a specific obligation. They are awarded by a rating agency or bank.

Reinsurer: company which accepts risks or portfolio segments from a → direct insurer or another reinsurer in exchange for an agreed premium.

Reserve ratio: ratio of (gross or net) technical provisions to the (gross or net) premiums.

Retention: the part of the accepted risks which an insurer/reinsurer does not reinsure, i.e. shows as → net (retention ratio: percentage share of the retention relative to the gross written premiums).

Retro: cf. → Gross/Retro/Net

Retrocession: ceding of risks or shares in risks which have been reinsured. Retrocessions are ceded to other reinsurers in exchange for a pro-rata or separately calculated premium.

Risk, insured: defines the specific danger which can lead to the occurrence of a loss. The insured risk is the subject of the insurance contract.

Securitisation instruments: innovative instruments for transferring reinsurance business to the capital markets with the goal of refinancing or placing insurance risks.

Segmental reporting: presentation of items from the annual financial statements separated according to functional criteria such as segments and regions.

Special Purpose Entity (SPE): legal structure with specific characteristics not bound to a certain form of organisation used to conduct defined activities or to hold assets.

Specialty insurance: a specialty form of non-life primary insurance that focuses on narrowly defined, homogenous portfolios of niche or other non-standard risks (specialty business), whereby the typical insurer functions (acquisition, underwriting, policy issuing, premium collection, policy administration, claims settlement, etc.) can be outsourced to specialized managing general agents (MGAs) or third-party administrators (TPAs).

Statement of Financial Accounting Standards, SFAS (also: Financial Accounting Standards, FAS): standards published by the Financial Accounting Standards Board on accounting and reporting.

Stochastic partnerships: targeted provision of financial support for primary insurers through reinsurance arrangements under which the reinsurer participates in the original costs of an insurance portfolio and receives as a consideration a share of the future profits of the said portfolio. This approach is used primarily for long-term products in personal lines, such as life, annuity and personal accident insurance.

Surplus reinsurance: form of proportional reinsurance under which the risk is not spread between the insurer and reinsurer on the basis of a previously agreed, set quota share. Instead, the insurer determines a maximum sum insured per risk up to which it is prepared to be liable. Risks that exceed the ceding company's retention (surpluses) are borne by the reinsurer. The reinsurer's lines thus vary according to the level of the retention and the sum insured of the reinsured contract. The reinsurer's liability is generally limited to a multiple of the ceding company's retention.

Survival ratio: reflects the ratio of loss reserves to paid losses under a specific contract or several contracts in a balance sheet year.

Technical result: the balance of income and expenditure allocated to the insurance business and shown in the technical statement of income (after additional allowance is made for the allocation to/withdrawal from the equalisation reserve: net technical result).

Treaty reinsurance: cf. → obligatory reinsurance

Underwriting: process of examining, accepting or rejecting (re-)insurance risks and classifying those selected in order to charge the proper premium for each. The purpose of underwriting is to spread the risk among a pool of (re-)insureds in a manner that is equitable for the (re-) insureds and profitable for the (re-)insurer.

Unearned premium reserve: cf. → provision for unearned premiums

US GAAP (United States Generally Accepted Accounting Principles): internationally recognised US accounting principles. Not all the provisions which together constitute US GAAP have been codified. US GAAP comprises not only defined written statements but also, for example, standard accounting practices in specific industries.

Value of in-force business (VIF): present value of expected future profit flows from the portfolio of in-force retained business, discounted by a currency-specific risk discount rate. It is determined in accordance with local accounting principles.

Variable Interest Entity: legal entity not bound to a certain form of organisation for which the traditional approach to consolidation based on voting rights is ineffective in identifying where control of the entity really lies, or in which the equity investors do not bear the economic risks and rewards of the entity. The definition is broader than the previously used term → special-purpose entity (SPE).

Volatility: measure of the variability of stock prices, interest rates and exchange rates. Standard practice is to measure the volatility of a stock price by calculating the standard deviations of relative price differences.

INDEX OF KEY TERMS

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Hannover Rückversicherung AG

Attn.: Susanne Schumann
Karl-Wiechert-Allee 50

30625 Hannover
Germany

Fax: +49/511/56 04-16 48

Hannover Re
Karl-Wiechert-Allee 50
30625 Hannover
Germany

Telephone +49/5 11/56 04-0
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www.hannover-re.com

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Telephone +49/5 11/56 04-17 36
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Photographs:

Alamy: Pages 50/51
Digital Vision: Pages 28/29
Stone: Pages 37/38
Zippo, Hamburg: Pages 1, 6/7

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FINANCIAL CALENDAR 2006

23 March 2006	Annual Results Press Conference Hannover Re Karl-Wiechert-Allee 50 30625 Hannover, Germany
24 March 2006	DVFA Analysts' meeting, Frankfurt
24 March 2006	Analysts' meeting, London
12 May 2006	Annual General Meeting Beginning 10:30 a.m. Hannover Congress Centrum Theodor-Heuss-Platz 1–3 30175 Hannover, Germany
12 May 2006	Interim Report 1/2006
08 August 2006	Interim Report 2/2006
14 November 2006	Interim Report 3/2006